  As filed with the Securities and Exchange Commission on July 20, 2000.
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------
                                 CoorsTek, Inc.
             (Exact name of Registrant as specified in its charter)

       Delaware                      3679                  84-0178380
   (State or other            (Primary Standard         (I.R.S. Employer
   jurisdiction of                Industrial             Identification
   incorporation or          Classification Code            Number)
    organization)                  Number)

                          16000 Table Mountain Parkway
                             Golden, Colorado 80403
                                 (303) 277-4000
(Address, including zip code, and telephone number, including area code, of the
                   Registrant's principal executive offices)

                                ---------------

                   Joseph Coors, Jr., Chief Executive Officer
                      Katherine A. Resler, General Counsel
                                 CoorsTek, Inc.
                          16000 Table Mountain Parkway
                             Golden, Colorado 80403
                                 (303) 277-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
         Steven A. Cohen, Esq.                Christopher L. Kaufman, Esq.
          Whitney Holmes, Esq.               William C. Davisson, III, Esq.
         Hogan & Hartson L.L.P.                     Latham & Watkins
  1200 Seventeenth Street, Suite 1500            135 Commonwealth Drive
         Denver, Colorado 80202               Menlo Park, California 94025
             (303) 899-7300                          (650) 328-4600

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                     CALCULATION OF REGISTRATION FEE CHART
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                           Proposed       Proposed
        Title of                           Maximum        Maximum
       Each Class            Amount        Offering      Aggregate
     of Securities           To Be        Price Per       Offering         Amount of
    to be Registered       Registered       Share          Price      Registration Fee(1)
-----------------------------------------------------------------------------------------
Common Stock, $.01 par
 value..................     450,000        $40.00      $18,000,000       $4,752

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Pursuant to Rule 429 under the Securities Act, the prospectus included herein is a combined prospectus that also relates to the securities that were registered by the Registration Statement on Form S-1 (File No. 333-38824) and a registration statement filed pursuant to Rule 462(b) (together, the "Prior Registration Statements"). Aggregate filing fees of $32,868 were paid in connection with the registration of an aggregate of 3,000,000 shares of common stock under the Prior Registration Statements. No securities and no filing fees are being carried forward from the Prior Registration Statements.

                                ---------------
    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

[LOGO OF CoorsTek]

                                3,000,000 Shares

                                  Common Stock

   We are offering 3,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol "CRTK." The last reported sale price of our common stock on the Nasdaq National Market on July 19, 2000 was $40.0625 per share.

                             ---------------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 5.

                             ---------------------

                                                          Per Share    Total
                                                          --------- ------------
Public Offering Price....................................  $40.00   $120,000,000
Underwriting Discounts and Commissions...................  $ 2.24   $  6,720,000
Proceeds, before expenses, to CoorsTek...................  $37.76   $113,280,000

   The Securities Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   We have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock to cover over-allotments. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common stock to investors on July 25, 2000.

                             ---------------------

Robertson Stephens

      CIBC World Markets

                      Needham & Company, Inc.

                                 First Security Van Kasper

                                                        Friedman Billings Ramsey

                 The date of this Prospectus is July 20, 2000.

                                Inside Front Cover

                [Graphic material omitted, including text
                "Customer Solutions begin with . . ." and pictures labeled "Design," "Engineering,"
                "Manufacturing" and "Assembly" and
                photographs of semiconductor manufacturing equipment components.]

   You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, the "company," "CoorsTek," "we," "us," and "our" refer to CoorsTek, Inc., a Delaware corporation.

                               ----------------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Where You Can Find More Information......................................  ii
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Special Note Regarding Forward-Looking Statements........................  15
Use of Proceeds..........................................................  15
Price Range of our Common Stock..........................................  16
Dividend Policy..........................................................  16
Capitalization...........................................................  17
Selected Consolidated Financial Data.....................................  18
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  19
Business.................................................................  27
Management...............................................................  38
Certain Relationships and Related Transactions...........................  48
Principal Stockholders...................................................  50
Description of Capital Stock.............................................  52
Shares Eligible for Future Sale..........................................  62
Underwriting.............................................................  64
Legal Matters............................................................  66
Experts..................................................................  66
Index to Consolidated Financial Statements............................... F-1

                               ----------------

      This prospectus contains trademarks and tradenames of other companies.

                      WHERE YOU CAN FIND MORE INFORMATION

   We have filed with the SEC a registration statement on Form S-1, of which this prospectus is a part, under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits filed as part of the registration statement. Statements in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to that exhibit. Each statement in this prospectus relating to a contract or document filed as an exhibit to the registration statement is qualified by the filed exhibits.

   In addition, we file periodic reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC's website at www.sec.gov. You may also inspect these reports, proxy statements and other information at the offices of Nasdaq Operations, 1735 K Street, N.W, Washington, D.C. 20006.

                               PROSPECTUS SUMMARY

   You should read the following summary together with the more detailed information and consolidated financial statements and the related notes appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in those forward-looking statements as a result of the factors described under the heading "Risk Factors" and elsewhere in this prospectus.

                                  Our Business

   We are a leading designer and manufacturer of components and assemblies for semiconductor capital equipment and for telecommunications, electronics, automotive, medical and other industrial applications. During our 89-year history, we have developed core competencies in the design, engineering, manufacturing and assembly of critical components made from advanced materials. We use precision-machined metals, technical ceramics and engineered plastics to design solutions that enable our customers' products to overcome technological barriers and enhance performance. We offer a full range of services from initial prototype design to volume manufacturing, worldwide distribution and customer support.

   Semiconductor fabrication involves several complex processing steps that require highly sophisticated, dedicated capital equipment. The semiconductor device manufacturing industry is experiencing several trends that are increasing the demand for more sophisticated capital equipment, including a migration to larger 300mm wafers, shrinking line widths and the continual introduction of new materials and manufacturing processes. According to VSLI Research Inc, a market research firm, the semiconductor capital equipment market will grow from $33.1 billion in 1999 to $84.5 billion in 2002.

   Stringent semiconductor fabrication requirements are driving the need for more specialized precision-machined components and systems that must be manufactured and assembled to precise specifications and tolerances in order to ensure the performance of semiconductor processing equipment. In addition, to achieve optimum performance in the harsh conditions under which this machinery must operate, components and component materials must exhibit structural integrity, corrosion and abrasion resistance and specific thermal, electrical, magnetic and optical properties. As a result, components and systems are increasingly precision-machined from metals and advanced materials, such as technical ceramics.

   Original equipment manufacturers, or OEMs, of semiconductor capital equipment historically either manufactured the components for their equipment internally or relied on a large number of small suppliers with limited financial resources, product breadth and service capabilities. Increasingly, OEMs are outsourcing the engineering, prototyping, manufacturing, assembly and testing of components and integrated systems to larger, turnkey suppliers in order to focus on their core processing technology. These OEMs are selecting suppliers that can provide integrated solutions from product design and prototyping to manufacturing and assembly, work in tandem to accelerate development of new technologies and improve time to market.

   We believe that we offer our customers significant advantages including:

    .advanced materials expertise;

    .comprehensive design and prototype services;

    .a full range of engineering, manufacturing, assembly and support services;

    . global scale and infrastructure; and

    . semiconductor capital equipment expertise.

   We believe the breadth of our competencies and experience has made us a supplier of choice with key customers in the semiconductor capital equipment market and several other industries that are currently experiencing a consolidating supplier base. We offer custom-designed products to over 5,000 customers worldwide, including leading manufacturers such as Applied Materials, LAM Research and Texas Instruments.

   Our objective is to enhance our position as a leader in the design, engineering, manufacturing and assembly of components and assemblies for the semiconductor capital equipment market and establish or expand our position in other high growth markets. To achieve our objective, we are pursuing the following strategies:

    . focus on the semiconductor capital equipment market;

    .target other high growth markets;

    .use customer relationships to expand product and service offerings;

    .maintain technological expertise in advanced materials;

    .diversify semiconductor capital equipment OEM customer base; and

    .pursue strategic acquisitions.

                                  Our Address

   Our principal executive office is located at 16000 Table Mountain Parkway, Golden, Colorado 80403, and our telephone number is (303) 277-4000. Our website is located at www.coorstek.com. Information contained in our website is not part of this prospectus.

                                  The Offering

Common stock offered by CoorsTek......
                                        3,000,000 shares

Common stock to be outstanding after    10,183,058 shares
the offering..........................

Use of proceeds.......................  We are required to apply 75% of the net proceeds from this offering, or
                                        approximately $83.8 million, to repay
                                        principal indebtedness under our credit
                                        facility. We expect to use the balance
                                        of the net proceeds to repay additional
                                        indebtedness under this facility, or
                                        for working capital or other general
                                        corporate purposes. We also may use a
                                        portion of the net proceeds of this
                                        offering to acquire or invest in
                                        complementary businesses or
                                        technologies. See "Use of Proceeds."

Nasdaq National Market Symbol.........
                                        CRTK

   The outstanding share information is based on our shares outstanding as of June 1, 2000. This information excludes:

    . 1,264,565 shares of common stock underlying options granted under our Stock Option and Incentive Plan and outstanding as of June 1, 2000 at a weighted average exercise price of $26.69 per share;

    . 168,768 shares of common stock reserved for exercise of outstanding warrants at an exercise price of $22.22 per share;

    .831,072 shares of common stock reserved for issuance under our Stock
       Option and Incentive Plan;

    . 500,000 shares of common stock reserved for issuance under our Employee
      Stock Purchase Plan; and

    . 47,244 shares of common stock unissued under our Executive Deferred
      Compensation Plan.

   Unless otherwise noted, all information contained in this prospectus assumes that the underwriters' over-allotment option is not exercised.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)


                                                                Three Months
                                                                   Ended
                                    Year Ended December 31,      March 31,
                                   -------------------------- ----------------
                                     1997     1998     1999    1999     2000
                                   -------- -------- -------- ------- --------
Statement of Income Data:
Net sales......................... $304,824 $296,614 $365,061 $76,579 $120,819
Cost of goods sold................  219,821  222,906  274,398  58,305   93,400
                                   -------- -------- -------- ------- --------
Gross profit......................   85,003   73,708   90,663  18,274   27,419
Selling, general and
 administrative expenses..........   41,754   37,758   53,202   9,008   14,449
Asset impairment charges..........       --   11,814       --      --       --
                                   -------- -------- -------- ------- --------
Operating income..................   43,249   24,136   37,461   9,266   12,970
Interest expense, net.............       68    3,524    4,981     701    4,713
Income tax expense................   16,192    7,682   12,425   3,355    3,055
                                   -------- -------- -------- ------- --------
Net income........................ $ 26,989 $ 12,930 $ 20,055 $ 5,210 $  5,202
                                   ======== ======== ======== ======= ========
Net income per share:
  Basic........................... $   3.78 $   1.81 $   2.81 $  0.73 $   0.73
                                   ======== ======== ======== ======= ========
  Diluted......................... $   3.78 $   1.81 $   2.81 $  0.73 $   0.72
                                   ======== ======== ======== ======= ========
Weighted average shares
 outstanding:
  Basic...........................    7,142    7,142    7,142   7,142    7,143
                                   ======== ======== ======== ======= ========
  Diluted.........................    7,142    7,142    7,142   7,142    7,220
                                   ======== ======== ======== ======= ========

                                                              March 31, 2000
                                                           --------------------
                                                            Actual  As Adjusted
                                                           -------- -----------
Balance Sheet Data:
Total assets.............................................. $364,057  $364,057
Working capital...........................................  104,622   104,622
Long-term debt (net of the $9,025 current maturity).......  217,267   105,487
Total stockholders' equity................................   64,411   176,191

   The statement of income data appearing above includes the results of operations of each of the companies that we have acquired since the date of acquisition. See Note 3 of the notes to our consolidated financial statements. For 1998, operating expenses included $11.8 million of asset impairment charges. See Note 4 of the notes to our consolidated financial statements. Prior to January 1, 2000, we were not a public company and our capital structure was not indicative of our current structure. As such, earnings per share for 1997, 1998 and 1999 have been calculated using the actual number of shares distributed on December 31, 1999. See Note 2 of the notes to our consolidated financial statements.

   The as adjusted balance sheet data appearing above gives effect to the sale of 3,000,000 shares of common stock offered hereby and the application of the proceeds from this offering at a public offering price of $40.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                  RISK FACTORS

   You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing shares of our common stock. Investing in our common stock involves a high degree of risk. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business. If any of the events described in the following risks occur, our business, results of operations and financial condition could be materially adversely affected. In addition, the trading price of our common stock could decline due to any of the events described in these risks, and you may lose all or part of your investment.

                          Risks Related to Our Company

Our quarterly revenues and operating results may fluctuate because of a variety of factors, any of which may result in volatility or a decrease in the price of our common shares.

   Our quarterly revenues and operating results may vary significantly because of a number of factors, including:

   . cyclicality in the semiconductor industry;

   . changes in general economic conditions and specific conditions in the geographic areas where we or our customers do business;

   . the timing of customer orders, cancellations and shipments;

   . production capacity constraints;

   . the length and variability of the sales cycle for our products;

   . the emergence of new industry standards and product obsolescence;

   . the introduction of new products and enhancements by us or our competitors;

   . disruptions in sources of supply;

   . our ability to fund our capital requirements;

   . changes in our pricing and pricing by our suppliers, competitors and customers;

   . changes in our product mix; and

   . exchange rate fluctuations.

These factors are difficult or impossible to forecast and any of them could harm our business and results of operations.

We derive a significant percentage of our net sales from a small number of large customers, and if we are not able to retain these customers, or they reschedule, reduce or cancel orders, our net sales would be reduced and our financial results would suffer.

   We derive, and believe that in the future we will continue to derive, a significant portion of our net sales from a limited number of customers. For example, our largest ten customers represented 49.0% and 39.5% of our net sales for the three months ended March 31, 2000 and for the year ended December 31, 1999, respectively. Applied Materials, our largest customer, accounted for 35.7% and 22.5%, respectively, of our net sales for these periods. We expect to depend upon a small number of large customers, particularly Applied Materials, for a significant portion of our net sales for the foreseeable future. The loss of or decrease in orders from one or more major customers could significantly reduce our net sales and profitability. In addition, because our sales are concentrated to a small number of large customers, these customers may be able to exert pricing pressure on us which could lead to decreases in our gross margins.

   The level and timing of orders placed by our customers vary because of a number of factors, including customer attempts to manage inventory, changes in customer manufacturing strategies and variations in demand for customer products. Because we do not obtain long-term purchase orders or commitments from our customers, we must anticipate the future volume of orders based on discussions with our customers. We rely on our estimates of anticipated future volumes when making commitments regarding the orders that we will seek and accept, product mix, product schedules and levels and utilization of personnel, equipment and other resources. A customer may cancel, reduce or delay orders that were previously made or anticipated. A significant portion of our backlog at any time may be subject to cancellation or postponement without penalty. We may not be able to timely replace canceled or delayed orders. Significant or numerous cancellations, reductions or delays in orders by a customer or group of customers could lead to under-utilization of our installed capacity and materially harm our results of operations.

The semiconductor industry is highly cyclical. Because the semiconductor capital equipment market has become a larger portion of our net sales, a downturn in this industry may result in poor operating performance.

   Our business depends, and we believe will increasingly depend, on the procurement expenditures of semiconductor capital equipment manufacturers, which, in turn, is dependent upon the current and anticipated demand for semiconductors and products utilizing semiconductors. The semiconductor industry is highly cyclical and historically has experienced significant periodic downturns. These downturns generally have adversely affected the sales, gross profits and operating results of semiconductor materials and equipment suppliers. From 1996 through 1998, the semiconductor industry experienced a downturn, which led semiconductor manufacturers to delay or cancel capital expenditures. During this downturn, some of our customers delayed or canceled purchases of semiconductor components and materials, which had a negative impact on our net sales, gross profits and operating results. While this downturn was not significant to us because the semiconductor capital equipment market represented only a small percentage of our net sales at that time, future downturns will have a greater impact on our net sales and financial results as the semiconductor capital equipment market now represents a greater portion of our net sales. We cannot predict when downturns will occur nor how severely we will be affected.

If it is determined that our recent spin-off from Graphic Packaging International Corporation, formerly named ACX Technologies, Inc., is not tax-free, we could be liable to Graphic Packaging for any tax liability related to the spin-off.

   In connection with our December 31, 1999 spin-off from Graphic Packaging, we obtained a private letter ruling from the Internal Revenue Service that the spin-off would be a tax-free transaction to Graphic Packaging and its shareholders so long as certain conditions are met. Among these conditions is the requirement that we incur additional indebtedness to finance acquisitions. Since the spin-off, a variety of factors have changed, both within our company and in the markets we serve, that may make it impractical for us to complete such acquisitions. In light of the foregoing, we have applied to the Internal Revenue Service for a supplemental private letter ruling that the spin-off will continue to be a tax-free transaction. However, we do not know whether the Internal Revenue Service will issue the requested supplemental private letter ruling, whether such a ruling, if issued, will contain conditions that we will be able to satisfy or whether the spin-off will ultimately be determined to be a taxable transaction if we do not receive such ruling. We have agreed to indemnify Graphic Packaging against liabilities in the event that non-fulfillment of our undertakings causes the spin-off to become taxable. While we cannot accurately predict the amount of our ultimate liability in the event the spin-off is determined to be a taxable transaction, the resulting payment obligations could materially affect our assets, the value of our company and our stock price.

Our semiconductor capital equipment component business requires substantial resources, and we may not be able to increase our net sales or maintain our market share if we do not increase our manufacturing capacity.

   The semiconductor capital equipment business has high fixed costs and the process by which components are manufactured is becoming increasingly complex. This trend is driving the need for substantial investments in advanced production facilities, engineering and manufacturing expertise and technology. We believe our long-term competitive position depends in part on our ability to increase manufacturing capacity. In certain product lines within the semiconductor capital equipment market, we are currently manufacturing at full capacity. We will need to invest in additional plants and equipment to expand capacity in our current facilities or through acquisitions. Either of these alternatives will require substantial additional capital, which we may not be able to obtain on favorable terms or at all. Further, we may not be able to acquire sufficient capacity or successfully integrate and manage additional facilities. Even if we are able to obtain sufficient capital, expansion of some of our current facilities may take more than one year. The failure to obtain capacity when needed or to successfully integrate and manage additional manufacturing facilities could adversely impact our relationships with our customers and materially harm our business and results of operation.

We are growing and may be unable to manage our growth effectively.

   Our past growth, and our expected future growth, places significant demands on our management systems and resources including our financial and managerial controls, reporting systems and procedures. In addition, we will need to continue to expand, train and manage our workforce worldwide. We may not be able to raise cash to support our expected growth on terms acceptable to us or at all. Financing may be on terms that are dilutive or potentially dilutive. If sources of financing are insufficient or unavailable, we will be required to modify our growth and operating plans.

We may make future acquisitions that may be costly, difficult to integrate, divert management resources or dilute stockholder value.

   Part of our continuing business strategy is to make acquisitions of, or investments in, companies, products or technologies that complement our current products, enhance our market coverage, technical capabilities or production capacity, or offer growth opportunities. Future acquisitions could pose numerous risks to our operations, including:

    .difficulty integrating the purchased operations, technologies or products;

    . unanticipated costs;

    . diversion of management's attention from our core business;

    . adverse effects on existing business relationships with suppliers and customers;

    . entrance into markets in which we have limited or no prior experience;
      and

    . potential loss of key employees, particularly those of the purchased operation.

   In connection with these acquisitions or investments, we could incur debt, amortization expenses related to goodwill and other intangible assets, large and immediate write-offs, assume liabilities, or issue stock that would dilute our current stockholders' percentage of ownership. We may not be able to complete acquisitions or integrate the operations, products or personnel gained through any such acquisition without a material adverse effect on our business, financial condition and results of operations.

Our dependence on sole and limited source suppliers could materially harm our business and results of operations.

   We rely on sole and limited source suppliers for certain raw materials, components and subassemblies that are critical to our business. This reliance involves several risks, including the following:

    . the potential inability to obtain an adequate supply of required raw materials, components or subassemblies;

    . the reduced control over pricing and timing of delivery of raw materials, components or subassemblies; and

    . the potential inability of our suppliers to develop technologically advanced products to support our expected growth and development of new products and assemblies.

   Seeking alternative sources of raw materials or parts could require us to redesign our products, resulting in increased costs and shipping delays. We may be unable to redesign our products. These increased costs would decrease our profit margins if we were unable to pass the costs on to our customers. Further, if we experience shipping delays or if we do not maintain acceptable product quality or reliability in the future, our relationships with current and potential customers could be damaged, which would cause a material adverse effect on our business and results of operations.

Sales to foreign markets constitute approximately 19% of our gross sales and, therefore, our sales and results of operations could be adversely affected by economic conditions in countries outside of the U.S., exchange rate fluctuations and our failure to comply with U.S. international laws.

   International sales, which include sales by our foreign manufacturing facilities, accounted for approximately 16.7% of gross sales for the three months ended March 31, 2000, 19.3% of gross sales for 1999 and 24.9% of gross sales for 1998. We are subject to the risks inherent in doing business internationally, including:

    . fluctuations in exchange rates and currency controls;

    . political and economic conditions and instability;

    . imposition of trade barriers and restrictions, including changes in tariff and freight rates;

    . the difficulty of coordinating our management and operations in several different countries;

    . liability for not complying with complex laws governing exports, embargoes, boycotts and sanctions, sales of products used in atomic energy applications and the Foreign Corrupt Practices Act;

    . limited intellectual property protection in some countries;

    . longer accounts receivable payment cycles in some countries; and

    . the burden of complying with a variety of foreign laws.

   An increase in the exchange value of the U.S. dollar would reduce the value of revenue and profits generated by our international operations in Scotland and Korea. The strength of the dollar relative to the currency of our customers or competitors may have a material effect on our profit margins or sales to international customers.

   We anticipate that international sales will continue to account for a significant portion of our net sales. In addition, certain of our key domestic customers derive a significant portion of their revenues from sales in international markets. Therefore, our net sales and results of operations could be adversely affected by economic slowdowns and other risks associated with international sales.

Because we maintain floating interest rate debt, changes in interest rates will impact our earnings.

   We had approximately $226.3 million of floating interest rate debt as of March 31, 2000. As interest rates fluctuate, we may experience increases in interest expense which may materially impact financial results. For example, if interest rates were to increase or decrease 1%, the result would be an annual increase or decrease of interest expense of approximately $2.3 million.

We have invested significant resources in the development of 300mm semiconductor wafer manufacturing technology. If 300mm fabrication is not widely accepted or we fail to successfully develop 300mm products that are accepted by the marketplace, our long-term growth could be diminished.

   To date, we have invested significantly, and expect to continue investing significantly, in the development of 300mm wafer technology for high performance semiconductor manufacturing. The development of this technology is emerging and complex, and the market for equipment incorporating this technology is not expected to reach commercial acceptance until after 2000. We cannot assure you that our efforts in this area will be timely, technologically successful or commercially accepted. If we fail to achieve commercial success in 300mm wafer manufacturing technology for the semiconductor capital equipment market, our long-term growth prospects could be diminished.

A breach of any of the restrictive covenants in our bank credit facility could result in a default. If we are unable to repay our debt, the lender has the right to foreclose on our assets pledged as security.

   Our bank credit facility contains restrictive covenants and requires us to maintain specified financial ratios and satisfy financial condition tests at the end of each quarter. Our ability to meet these financial ratios and tests may be affected by events beyond our control, and we cannot assure you that we will meet those tests. A breach of any of these covenants could result in a default under our bank credit facility. All of our inventory and accounts are pledged as security under our bank credit facility. If the lender accelerates amounts owed under the bank credit facility because of a default, and we are unable to pay such amounts, the lender has the right to foreclose on our assets.

Our business is difficult to evaluate because we have a limited operating history as an independent company and have been focused on our current business strategy for only approximately two years.

   We were a wholly owned subsidiary of Graphic Packaging until January 2000. As a result, until recently, we relied on Graphic Packaging for cash management, tax, legal, risk management and investor relations services and access to capital markets. Our continued implementation of these functions as an independent company may not be cost-effective. Not only is our operating history as an independent company short, but we refocused our business strategy in 1998 to emphasize supplying the semiconductor capital equipment market. Accordingly, we have a limited operating history from which you can evaluate our present business and future prospects and face risks and uncertainties relating to our ability to implement our business plan successfully. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by newly public companies that have recently changed their business strategies, particularly companies in the intensely competitive semiconductor capital equipment component industry. If we are unsuccessful in addressing these risks and uncertainties, our business, results of operations, financial condition and prospects will be materially harmed.

We are parties to litigation which, if we are found liable, could have a material adverse effect on our business and results of operations.

   In the ordinary course of business, we are subject to various pending claims, lawsuits and contingent liabilities. We are currently subject to a claim by five former employees alleging gender discrimination, sexual harassment and retaliation. These five plaintiffs are seeking class certification, which we are resisting based on the distinctions among their respective claims. If the class were to be certified, our management's attention may be diverted from the operation of our business, and we would likely incur substantial defense costs. Additionally, if these plaintiffs were ultimately successful, we could incur costs which would materially harm our business and financial condition.

If we lose key personnel, we could experience reduced sales, delayed product development and diversion of management resources.

   Our success depends largely on the continued contributions of our key management, engineering, sales and marketing and professional services personnel, many of whom would be difficult to replace. If one or more of these key employees were to resign, we may experience loss of sales, delays in new product development and diversion of management resources. In addition, we do not maintain "key man" insurance policies on any of our personnel, but we generally require our personnel to enter into non-compete agreements with us.

Competition in the markets we serve is intense and diverse and could reduce our sales and prevent us from maintaining profitability.

   We compete in the market for precision metal machining and assembly of semiconductor capital equipment and in the market for advanced materials. Our competitors in precision metal machining are typically smaller, privately-held companies. In addition, we compete with the in-house manufacturing and assembly capabilities of our current and potential customers who continually evaluate the relative benefits of internal manufacturing compared to outsourcing. Our competitors in the advanced materials industry are typically divisions of large, multinational companies such as Kyocera Corporation (Japan), Morgan Crucible Co. (United Kingdom), NGK Insulators, Ltd. (Japan), Metallgesellshaft AG (Germany) and Saint Gobain (France). We believe that some of these competitors in the advanced materials industry may enter the market for precision metal machining for semiconductor capital equipment.

   Some of our competitors and potential competitors may have a number of significant advantages over us, including:

   . greater financial, technical, marketing and manufacturing resources;

   . preferred vendor status with our existing and potential customers;

   . more extensive delivery capabilities and broader geographic scope; and

   . larger customer bases.

   In addition, these competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products than us. We must continually develop improved manufacturing processes to meet our customers' needs for complex products. Furthermore, our basic manufacturing technology is not subject to significant proprietary protection. We may not be able to maintain or expand our sales if competition increases and we are unable to respond effectively. During downturns in the semiconductor industry, our customers may become more price sensitive, thereby reducing the importance of our competitive advantages in the areas of providing an integrated manufacturing solution and responsive customer service.

Our success depends, in part, on intellectual property, which may be difficult to protect and could affect our ability to compete effectively.

   We believe that our success depends, in part, on our ability to obtain and protect patents. We currently have 53 U.S. and foreign patents and 23 patent applications pending.

   We cannot assure you that:

   . pending patent applications or any future applications will be approved;

   . any patents will provide us with competitive advantages or will not be challenged by third parties; and

   . the patents of others will not have an adverse effect on our ability to do business.

   Others may independently develop similar products, duplicate our products or, if patents are issued to us, design around our patents. In addition, we may be forced to expend time and resources on litigation to defend our intellectual property rights against third parties. Further, because patents may afford less protection under foreign law than is available under U.S. law, we cannot assure you that any foreign patents issued to us will adequately protect our proprietary rights.

   In addition to patents, we rely upon trade secrets to protect our manufacturing and sales processes and products. We take certain measures to protect our trade secrets, including executing non-disclosure agreements with our employees, customers and suppliers. Despite these efforts,

   . others may independently develop substantially equivalent proprietary information and techniques;

   . competitors may otherwise gain access to our trade secrets;

   . others may disclose our technology; and

   . we may not be able to meaningfully protect our trade secrets.

Successful infringement claims by third parties could result in substantial damages, lost product sales and the loss of important proprietary rights.

   There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor capital equipment and other high technology industries. In the future, we may be notified of allegations that we may be infringing on the intellectual property rights possessed by others. Even if we are ultimately successful in our defense, any litigation of this type could result in substantial cost and diversion of time and effort by our management, which by itself could have a negative impact on our business. Adverse determinations in that litigation could:

   . result in our loss of proprietary rights;

   . subject us to significant liabilities, including treble damages in some instances;

   . require us to seek licenses from third parties, which may not be available on reasonable terms, if at all; and

   . prevent us from manufacturing and selling our products.

Any of these outcomes could harm our business.

Our results of operations and reputation could be harmed by environmental regulation and associated costs.

   We are required to comply with foreign, federal, state and local laws and regulations regarding health and safety and the protection of the environment including those governing the storage, use, handling, discharge and disposal of hazardous substances in the ordinary course of our manufacturing processes. We are required to obtain and comply with various permits under current environmental laws and regulations, and new laws and regulations may require us to obtain and comply with additional permits. We may be unable to obtain or comply with, and could be subject to revocation of, permits necessary to conduct our business.

   Environmental laws and regulations may be enacted or interpreted to impose environmental liability on us with respect to our facilities or operations. Under various foreign, federal, state and local laws and regulations relating to the protection of the environment, an owner or operator of real property may be held liable for the costs of investigation or remediation of certain substances located at or emanating from the property. These laws often impose liability without regard to fault for the presence of such substances. The costs of investigation or remediation of such substances may be substantial, and the presence of such substances may adversely affect the ability to sell or lease the property or borrow using such property as collateral. The presence of such substances may also expose the owner or operator to liability resulting from any release of or exposure to such substances, including toxic tort claims. Persons who arrange for the disposal or treatment of certain substances may also be liable for the costs of investigation and remediation of such substances at the disposal facility, whether or not such facility is owned or operated by such person. Third parties may also seek recovery from owners or operators of real properties for personal injury associated with the release of certain substances. We are currently involved in environmental remediation efforts. In connection with our ownership and operation of our current and former facilities, we may be liable for other investigation or remediation costs, as well as certain related costs, including fines and penalties and injuries to persons and property. Further, we cannot assure you that additional environmental matters will not arise in the future at our sites where no problem is currently known to us or at sites that we may acquire in the future. More stringent environmental laws as well as more vigorous enforcement policies or discovery of previously unknown conditions requiring remediation could have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty responding to rapidly changing technology, materials and processes, which may harm our operating results.

   The market for semiconductor capital equipment components is characterized by rapidly changing technology and continuing process development. Our future success will depend in large part upon our ability to timely and cost-effectively:

   . maintain and enhance our technological capabilities;

   . develop and market products and services that meet changing customer needs; and

   . successfully anticipate or respond to technological changes.

   In addition, the semiconductor capital equipment component market could encounter competition from new technologies that render existing semiconductor capital equipment component technology less competitive or obsolete, including technologies that may reduce the number of semiconductors required in electronic equipment. We may not be able to effectively respond to the technological requirements of the evolving market. If we determine that new technologies and equipment are required to remain competitive, we may have to invest significant capital in the development, acquisition and implementation of these technologies and equipment. We may not be able to access sufficient capital for this purpose in the future. In addition, investments in new technologies may not provide us with commercially viable technological processes, or there may not be commercial applications for the technologies we acquire or develop. If we are unable to develop or utilize new technologies, or if our competitors are more effective at developing or utilizing new technologies, our business could be harmed.

Defects in our products could diminish demand for our products and result in loss of sales, delay in market acceptance and injury to our reputation.

   Complex components and assemblies like ours may contain undetected errors or defects that are subsequently detected at any point in the life of the product. We have in the past discovered errors in our products and, as a result, have experienced delays in the shipment of products during the period required to correct these errors. Defects in our products may result in loss of sales, delay in market acceptance, injury to our reputation or increased warranty costs.

If we become subject to product liability litigation, it could be costly and time consuming to defend.

   Since our products are used in applications that are integral to our customers' businesses, errors, defects or other performance problems could result in financial or other damages to our customers. Although our purchase orders generally contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these provisions. Product liability litigation, even if it were unsuccessful, would be time consuming and costly to defend. Additionally, although we carry product liability insurance, in some circumstances it may not be adequate to cover claims.

                         Risks Related to This Offering

The market price of our common stock has been and may continue to be highly volatile.

   The market price of our common stock has fluctuated widely and may continue to do so. For example, for the period from our spin-off from Graphic Packaging in January 2000 through July 19, 2000, the trading price of our common stock has ranged from a high of $49.44 per share to a low of $14.75 per share. Many factors could cause the market price of our common stock to rise and fall. Some of these factors include:

   . actual or anticipated variations in our quarterly operating results;

   . limited average daily trading volume of our common stock;

   . announcements of technological innovations or new products by us or our competitors;

   . conditions and trends in the semiconductor capital equipment component industry;

   . changes in estimates of our performance or recommendations by securities analysts;

   . market conditions in our industries and the economy as a whole;

   . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

   . additions or departures of key personnel; and

   . other events or factors, many of which are beyond our control.

   The financial markets in the U.S. have experienced significant price and volume fluctuations, and the market prices of companies in the semiconductor industry have been and continue to be extremely volatile. Historically, following periods of volatility in the market price of a public company's securities, securities class action litigation has been initiated against that company. Such litigation could result in substantial costs and a diversion of our management's attention and resources.

Coors family trusts will, in the aggregate, continue to own a significant amount of our common stock and will have influence over our business after the offering regardless of the opposition of other stockholders.

   Coors family trusts will, in the aggregate, own approximately 31.7% of our outstanding common stock following the completion of this offering. Joseph Coors, Jr., our Chairman and Chief Executive Officer, and John K. Coors, our President and a director, are trustees of some of these trusts. The interests of these stockholders may not always coincide with our interests or those of our other stockholders. These stockholders, acting together, will continue to have significant influence over all matters submitted to our stockholders, including the election of our directors and approval of business combinations, and could delay, deter or prevent a change of control of our company. These stockholders will be able to exercise significant control over our business, policies and affairs.

While 75% of the net proceeds from this offering must be used to repay indebtedness, we have discretion as to the use of the remaining proceeds and may not obtain a significant return on the use of these remaining proceeds.

   While 75% of the net proceeds from this offering must be used to repay indebtedness under our credit facility, our management has broad discretion as to how to spend the remaining proceeds and may spend these proceeds in ways with which our stockholders may not agree. We plan to use the remaining proceeds from this offering to repay additional indebtedness under our credit facility, or for working capital or other general corporate purposes. We may also use some of the proceeds to acquire other companies, technologies or assets that complement our business. We cannot predict that investment of the proceeds will yield a favorable return.

Our charter documents and Delaware law may inhibit a takeover or change in our control that stockholders may consider beneficial.

   Provisions in our Certificate of Incorporation and Bylaws may have the effect of delaying or preventing a merger or acquisition of us, or making a merger or acquisition less desirable to a potential acquirer, even when the stockholders may consider the acquisition or merger favorable. Our Certificate of Incorporation provides for a staggered board of directors, which will make it more difficult for a group of stockholders to elect board members of their choice. Our stockholders have adopted a stockholder rights plan, or "poison pill," which may have the effect of delaying or prohibiting our acquisition and may also make a merger or acquisition of us less desirable. Provisions of the Delaware General Corporation Law may also delay, prevent or discourage someone from merging with or acquiring us.

Future sales of our stock could cause the price of our stock to decline.

   Sales of a substantial number of shares of our common stock in the public market after this offering could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. Upon the completion of this offering, we will have approximately 10,183,058 shares of common stock outstanding, and approximately 10,633,058 shares if the underwriters' over-allotment option is exercised in full, based on shares outstanding as of June 1, 2000.

On both the 91st and 181st days following this offering, a substantial number of shares of our common stock may become eligible for sale.

   All of our executive officers and directors and several of our securityholders holding an aggregate of 2,277,708 shares of our common stock have agreed that they will not offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock without the prior written consent of FleetBoston Robertson Stephens Inc. for a period of 180 days after the date of this prospectus. FleetBoston Robertson Stephens Inc. granted an exception to three of our executive officers to transfer or dispose of an aggregate of 39,261 shares of our common stock underlying option grants that, according to their terms, expire before the 181st day following this offering. Warrantholders having the right to purchase an aggregate of 168,768 shares of our common stock have agreed that they will not offer, sell, agree to sell directly or indirectly, or otherwise dispose of any of these shares of our common stock without the prior written consent of FleetBoston Robertson Stephens Inc. for a period of 90 days after the date of this prospectus. After the expiration of this period, shares held by some of these stockholders will become eligible for sale to the public free from any contractual restrictions. The market price of our common stock could decline as a result of sales of a large number of shares after this offering or the perception that sales could occur. In addition, the large number of shares eligible for sale might make it more difficult for us to sell common stock in the future at a time and or a price that we deem appropriate.

We do not plan to pay dividends in the foreseeable future.

   We do not anticipate paying cash dividends to the holders of our common stock in the foreseeable future. Additionally, we are currently restricted from paying any non-stock dividends under our credit facility. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These statements identify risks and uncertainties and relate to future events or our future financial performance. In some cases you can identify forward-looking statements by terminology including "could," "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statements. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results or to changes in our expectations.

                                USE OF PROCEEDS

   Net proceeds from the sale of the 3,000,000 shares of common stock in this offering are estimated to be approximately $111.8 million at a public offering price of $40.00 per share, after deducting estimated underwriting discounts and commissions and our estimated offering expenses. The net proceeds will be approximately $128.8 million if the underwriters' over-allotment option is exercised in full.

   Our credit facility requires that 75% of the net proceeds, or approximately $83.8 million, from this offering be used to repay indebtedness. We expect to use the balance of the net proceeds of this offering to repay additional indebtedness under this facility, or for working capital or other general corporate purposes. We also may use a portion of the net proceeds of this offering to acquire or invest in complementary businesses or technologies, although we have no present commitments or agreements with respect to any material acquisition or investment. Pending the application of the proceeds towards one of the above uses, we intend to invest the net offering proceeds in short-term, interest-bearing, investment-grade securities.

   We are required to use 75% of the net proceeds to repay, ratably Term Loan A and Term Loan B, our credit facility. However, Term Loan B note holders have the option to reject any prepayment. If Term Loan B note holders do reject prepayment, the remainder of the proceeds are applied to Term Loan A. As of May 31, 2000, Term Loan A had a balance of $83.1 million and an interest rate of 8.55% and matures on December 6, 2004. As of May 31, 2000, Term Loan B had a balance of $89.8 million and an interest rate of 9.30% and matures on December 2, 2006.

   As of May 31, 2000, we had $225.9 million borrowed under our credit facility. On January 4, 2000, we used $200.0 million of this credit facility to pay Graphic Packaging for intercompany obligations and a one-time dividend in conjunction with our spin-off. The remainder of the borrowings was used to fund working capital and capital expenditures primarily for our semiconductor capital equipment business.

                        PRICE RANGE OF OUR COMMON STOCK

   Our common stock has been traded on the Nasdaq National Market under the symbol "CRTK" since January 4, 2000. The following table sets forth, for the periods indicated, the high and low closing daily sales prices for our common stock as reported by the Nasdaq National Market:

                                                                Price Range of
                                                                 Common Stock
                                                                ---------------
   2000                                                          High    Low
   ----                                                         ------ --------
   First Quarter (commencing on January 4, 2000)............... $42.00 $16.0000
   Second Quarter..............................................  47.13  32.0000
   Third Quarter (through July 19, 2000).......................  46.00  40.0625

   On July 19, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $40.0625 per share. As of June 1, 2000, there were approximately 2,722 holders of record of our common stock.

                                DIVIDEND POLICY

   Other than a special, one-time dividend of $131.6 million paid to Graphic Packaging in connection with our spin-off, we have not declared or paid any cash dividends on our common stock or other securities during any of the periods presented above, and we do not intend to pay any cash dividends with respect to our common stock in the foreseeable future. Additionally, we are restricted from paying non-stock dividends under our credit facility. We intend to retain any earnings for use in the operation of our business and to fund future growth.

                                 CAPITALIZATION

   The following unaudited table sets forth our capitalization as of March 31, 2000:

    . on an actual basis; and

    . on an as adjusted basis to reflect the sale of 3,000,000 shares of common stock offered at a public offering price of $40.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds.

   Please read this table in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                             March 31, 2000
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands,
                                                           except share data)
   Current maturities of long-term debt.................. $  9,025   $  9,025
   Long-term debt, excluding current maturities..........  217,267    105,487
   Stockholders' equity:
     Common stock, $0.01 par value, 100,000,000 shares
      authorized; 7,146,284 shares issued and
      outstanding, actual; 10,146,284 shares issued and
      outstanding, as adjusted...........................       72        101
     Paid-in capital.....................................   57,862    169,613
     Paid-in capital--warrants...........................    1,600      1,600
     Retained earnings...................................    5,202      5,202
     Other...............................................     (325)      (325)
                                                          --------   --------
       Total stockholders' equity........................   64,411    176,191
                                                          --------   --------
         Total capitalization............................ $290,703   $290,703
                                                          ========   ========

   The outstanding share information is based on our shares outstanding as of March 31, 2000. This information excludes:

    . 1,301,729 shares of common stock underlying options granted under our Stock Option and Incentive Plan and outstanding as of March 31, 2000 at a weighted average exercise price of $26.74 per share;

    . 168,768 shares of common stock reserved for exercise of outstanding warrants at an exercise price of $22.22 per share;

    . 840,883 shares of common stock reserved for issuance under our Stock
      Option and Incentive Plan;

    . 500,000 shares of common stock reserved for issuance under our Employee Stock Purchase Plan; and

    . 47,244 shares of common stock unissued under our Executive Deferred
      Compensation Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected consolidated statement of income data for the years ended December 31, 1997, 1998 and 1999, and selected consolidated balance sheet data as of December 31, 1997, 1998 and 1999, are derived from our audited consolidated financial statements. The selected consolidated statement of income data for the years ended December 31, 1995 and 1996 and the selected consolidated balance sheet data as of December 31, 1995 and 1996 are derived from our unaudited consolidated financial statements. The selected consolidated statement of income data for the three months ended March 31, 1999 and 2000 and the selected consolidated balance sheet data as of March 31, 2000 are derived from our unaudited consolidated financial statements. The operating results for the three months ended March 31, 2000 are not necessarily indicative of results that may be expected for the year ended December 31, 2000 or any other interim period or future year.

                                                                            Three Months
                                                                               Ended
                                   Year Ended December 31,                   March 31,
                         -----------------------------------------------  -----------------
                           1995     1996      1997      1998      1999     1999      2000
                         -------- --------  --------  --------  --------  -------  --------
                                     (in thousands, except per share data)
Statement of Income
 Data:
Net sales............... $270,877 $276,352  $304,824  $296,614  $365,061  $76,579  $120,819
Cost of goods sold......  190,711  200,220   219,821   222,906   274,398   58,305    93,400
                         -------- --------  --------  --------  --------  -------  --------
Gross profit............   80,166   76,132    85,003    73,708    90,663   18,274    27,419
Selling, general and
 administrative ex-
 penses.................   36,613   35,928    41,754    37,758    53,202    9,008    14,449
Asset impairment
 charges................      438       --        --    11,814        --       --        --
                         -------- --------  --------  --------  --------  -------  --------
Operating income........   43,115   40,204    43,249    24,136    37,461    9,266    12,970
Interest and other in-
 come
 (expense), net.........      393       (6)      (68)   (3,524)   (4,981)    (701)   (4,713)
                         -------- --------  --------  --------  --------  -------  --------
Income before income
 taxes..................   43,508   40,198    43,181    20,612    32,480    8,565     8,257
Income tax expense......   14,545   14,996    16,192     7,682    12,425    3,355     3,055
                         -------- --------  --------  --------  --------  -------  --------
Net income.............. $ 28,963 $ 25,202  $ 26,989  $ 12,930  $ 20,055  $ 5,210  $  5,202
                         ======== ========  ========  ========  ========  =======  ========
Net income per share:
  Basic................. $   4.06 $   3.53  $   3.78  $   1.81  $   2.81  $  0.73  $   0.73
                         ======== ========  ========  ========  ========  =======  ========
  Diluted............... $   4.06 $   3.53  $   3.78  $   1.81  $   2.81  $  0.73  $   0.72
                         ======== ========  ========  ========  ========  =======  ========
Weighted average shares
 outstanding:
  Basic.................    7,142    7,142     7,142     7,142     7,142    7,142     7,143
                         ======== ========  ========  ========  ========  =======  ========
  Diluted...............    7,142    7,142     7,142     7,142     7,142    7,142     7,220
                         ======== ========  ========  ========  ========  =======  ========

                                         December 31,                  March
                         --------------------------------------------   31,
                           1995     1996     1997     1998     1999     2000
                         -------- -------- -------- -------- -------- --------
                                            (in thousands)
Balance Sheet Data:
Total assets............ $189,191 $216,635 $262,687 $278,359 $327,490 $364,057
Working capital.........   47,567   62,480   71,649   89,295   83,674  104,622
Long-term debt..........       --       --       --   50,000  191,600  217,267
Total stockholders'
 equity.................  130,381  163,463  203,155  165,825   59,388   64,411

   The statement of income data appearing above includes the results of operations of each of the companies that we have acquired since the date of acquisition. See Note 3 of the notes to our consolidated financial statements. For 1998, operating expenses included $11.8 million of asset impairment charges. See Note 4 of the notes to our consolidated financial statements. Prior to January 1, 2000, we were not a public company and our capital structure was not indicative of our current structure. As such, earnings per share for 1995, 1996, 1997, 1998 and 1999 have been calculated using the actual number of shares distributed on December 31, 1999. See Note 2 of the notes to our consolidated financial statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

   We are a leading designer and manufacturer of components and assemblies for semiconductor capital equipment and for telecommunications, electronics, automotive, medical and other industrial applications. We use advanced materials such as precision-machined metals, technical ceramics and engineered plastics to design solutions that enable our customers' products to overcome technological barriers and enhance performance. We offer custom-designed products to over 5,000 customers worldwide, including leading manufacturers such as Applied Materials, LAM Research and Texas Instruments.

   Since our founding 89 years ago, we have developed expertise in designing, engineering, manufacturing and assembling advanced ceramics components. We have leveraged these core competencies to expand our product offerings to include metals and plastics, and targeted new opportunities in other high growth industries.

   At the end of 1998, we focused our resources on growing our business in the semiconductor capital equipment market, both internally and through acquisitions. Since 1998, we have completed five strategic acquisitions of suppliers to the semiconductor capital equipment market. In March 1999, we acquired two manufacturers of precision-machined metal products: Edwards Enterprises located in Newark, California and Precision Technologies located in Livermore, California. In April 1999, we acquired Dallas Ceramics, Inc., a manufacturer of ceramic components located in Dallas, Texas. In December 1999, we acquired Doo Young Semitek Co., Ltd., a manufacturer of technical ceramic components located in Kyungbook, South Korea. In March 2000, we acquired Liberty Machine, Inc., a manufacturer of metal components and assemblies located in Fremont, California.

   Our net sales to the semiconductor capital equipment market have increased significantly, growing from $17.1 million, or 5.8%, of our net sales for 1998 to $111.1 million, or 30.4%, of our net sales for 1999. For the three months ended March 31, 2000, our net sales to this market were $53.6 million, or 44.3%, of our net sales. Our largest semiconductor customer, Applied Materials, accounted for 22.5% of net sales for 1999 and 35.7% of net sales for the three months ended March 31, 2000. As a result of the significance of our semiconductor business, we now report two business segments, Semiconductor and Advanced Materials.

   At the end of January 2000, we began to provide clean room assembly services for a major semiconductor capital equipment customer. These services include assembling various components, some of which are manufactured by us, for inclusion in our customer's final products. In providing assembly services, we are enhancing our position as a leading strategic supplier for major customers in the markets that we serve. Compared with our historical semiconductor business, our assembly services have lower gross margins but significantly lower capital requirements.

   We recognize revenue when our products are shipped or our services have been rendered. We sell products primarily to OEMs for incorporation into semiconductor capital equipment and other industrial applications. We generate sales through direct sales employees, manufacturers' representatives and distributors located throughout the U.S., Asia and Europe. Our sales personnel, many with engineering expertise, receive substantial technical assistance from our development engineers because of the highly technical nature of our products. Initial sales are typically the result of a multi-level sales effort that involves senior management, design engineers and our sales personnel interacting with our customers' decision-makers throughout the product development and purchasing processes.

   Development and engineering are core elements of our business. However, we have not historically reported separate research and development expenses. Since development expenses are a normal part of our manufacturing costs to design custom products for specific applications, our development and engineering expenses are included in our cost of goods sold.

   We were incorporated in 1911 as a Colorado corporation and were formerly named Coors Porcelain Company and operated our business as Coors Ceramics Company. In December 1999, we reincorporated as a Delaware corporation. Prior to December 31, 1999, we were a wholly owned subsidiary of Graphic Packaging. On December 31, 1999, we spun off from Graphic Packaging through a 100% distribution of our shares to Graphic Packaging shareholders. Prior to the spin-off, Graphic Packaging provided general management, legal, treasury, tax, internal audit, financial reporting, investor relations and environmental services to us. These Graphic Packaging costs were allocated to us in the form of an annual management fee. We no longer incur these fees but will experience costs to administer similar functions as a stand-alone company. Graphic Packaging also provided centralized cash management and allocated interest income or interest expense to us based on intercompany balances. In conjunction with the spin-off, we paid Graphic Packaging $131.6 million as a special one-time dividend and $68.4 million for intercompany obligations.

Results of Operations

   The following table sets forth, for the periods indicated, our consolidated statement of income data reflected as a percentage of our net sales.

                                                                    Three
                                                                   Months
                                               Year Ended        Ended March
                                              December 31,           31,
                                            -------------------  ------------
                                            1997   1998   1999   1999   2000
                                            -----  -----  -----  -----  -----
Statement of Income Data:
Net sales.................................. 100.0% 100.0% 100.0% 100.0% 100.0%
Cost of goods sold.........................  72.1   75.2   75.2   76.1   77.3
                                            -----  -----  -----  -----  -----
Gross profit...............................  27.9   24.8   24.8   23.9   22.7
Selling, general and administrative
 expenses..................................  13.7   12.7   14.6   11.8   12.0
Asset impairment charges...................    --    4.0     --     --     --
                                            -----  -----  -----  -----  -----
Operating income...........................  14.2    8.1   10.2   12.1   10.7
Interest expense, net......................    --    1.2    1.4    0.9    3.9
Income tax expense.........................   5.3    2.5    3.3    4.4    2.5
                                            -----  -----  -----  -----  -----
Net income.................................   8.9%   4.4%   5.5%   6.8%   4.3%
                                            =====  =====  =====  =====  =====

 Results of Operations for the Three Months Ended March 31, 2000 and March 31, 1999

   Net sales. Net sales consist of gross sales of components, assemblies and services, less discounts, allowances and returns. Our net sales for the three months ended March 31, 2000 were $120.8 million, an increase of $44.2 million, or 57.8%, from our net sales of $76.6 million for the three months ended March 31, 1999. This increase in sales was primarily attributable to the Semiconductor segment. Specifically, our acquisitions of Edwards Enterprises and Precision Technologies in March of 1999, the start of our clean room assembly business in January 2000 and strong demand in the semiconductor capital equipment market contributed to this growth. In addition, net sales in our Advanced Materials segment grew approximately 6.0% in the three months ended March 31, 2000 following stronger demand and pricing in certain product lines compared with the three months ended March 31, 1999.

   Approximately 44.3% of our net sales for the three months ended March 31, 2000 were to the Semiconductor segment compared with 17.2% for the three months ended March 31, 1999. One customer, Applied Materials, accounted for approximately 35.7% of our net sales for the three months ended March 31, 2000.

   Cost of goods sold and gross profit. Cost of goods sold consists primarily of expenses for manufacturing labor, raw materials, manufacturing overhead and product development. Our gross profit for the three months ended March 31, 2000 was $27.4 million, an increase of $9.1 million, or 50.0%, from $18.3 million for the three months ended March 31, 1999. Our acquisition of Edwards Enterprises and Precision Technologies and strong demand in the semiconductor equipment industry fueled this growth. Our overall increase in gross profit was partially offset by a slight decrease in gross profit in our Advanced Materials segment as a result of an unfavorable product mix, costs associated with new product development and production inefficiencies experienced at certain facilities. Our gross margin decreased to 22.7% for the three months ended March 31, 2000 from 23.9% for the three months ended March 31, 1999, in part because of the decrease in the gross profit of our Advanced Materials segment described above. In addition, the decrease in our gross margin is partially attributable to the clean room assembly business we started in January 2000, which has a lower margin than our historical Semiconductor segment business.

   Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of expenses for executive management compensation, sales salaries and commissions, accounting, information technology, legal, risk management, treasury, goodwill amortization and certain other corporate overhead costs. Our selling, general and administrative expenses for the three months ended March 31, 2000 were $14.4 million, an increase of $5.4 million, or 60.4%, from $9.0 million for the three months ended March 31, 1999. Our selling, general and administrative expenses as a percentage of sales remained relatively consistent at 12.0% for the three months ended March 31, 2000 compared with 11.8% for the three months ended March 31, 1999. Selling, general and administrative expenses for the three months ended March 31, 1999 included $1.3 million in management fees paid to Graphic Packaging.

   Operating income. Our operating income for the three months ended March 31, 2000 was $13.0 million, an increase of $3.7 million, or 40.0%, from $9.3 million for the three months ended March 31, 1999. The increase in our operating income is primarily due to the increase in net sales in the Semiconductor segment. Our operating margin for the three months ended March 31, 2000 was 10.7% compared with 12.1% for the three months ended March 31, 1999. The decrease in our operating margin resulted from the decrease in our gross margin discussed above.

   Interest expense, net. For the three months ended March 31, 2000, interest expense, net, consisted primarily of interest expense associated with our bank credit facilities. For prior periods, interest expense, net, consisted primarily of interest expense associated with our intercompany borrowings with Graphic Packaging. Our interest expense for the three months ended March 31, 2000 was $4.7 million compared with $0.7 million for the three months ended March 31, 1999. This increase resulted from a $200 million payment to Graphic Packaging for a one-time dividend and intercompany obligations in conjunction with the spin-off, which was funded under our $270 million credit facility. In addition, our interest expense has increased due to borrowings to fund working capital and capital expenditures, primarily in the Semiconductor segment.

   Income tax expense. Income tax expense for the three months ended March 31, 2000 decreased to $3.1 million from $3.4 million for the three months ended March 31, 1999. Our consolidated effective tax rate was 37.0% for the three months ended March 31, 2000 compared with 39.2% for the three months ended March 31, 1999. Foreign tax credit refunds realized for the three months ended March 31, 2000 resulted in the effective tax rate change.

 Results of Operations for the Years Ended December 31, 1999 and December 31,
 1998

   Net sales. Our net sales for 1999 were $365.1 million, an increase of $68.5 million, or 23.1%, from net sales of $296.6 million for 1998. The acquisitions of Edwards Enterprises and Precision Technologies in March, 1999 accounted for the increase in our net sales. Excluding these acquisitions, our net sales decreased $2.6 million for the year ended December 31, 1999 as compared with 1998. This decrease is primarily attributable to reduced sales in the industrial and electronic markets within our Advanced Materials segment as a result of price competition and weakened demand primarily experienced in the first half of 1999. Our Advanced Materials segment sales strengthened in the second half of 1999 as demand and pricing improved in these markets.

   Approximately 30.4% of our 1999 net sales were to the semiconductor capital equipment market compared with 5.8% of our 1998 net sales. This increase in concentration is a result of the Edwards Enterprises and Precision Technologies acquisitions and strong demand in the semiconductor capital equipment market. One customer, Applied Materials, accounted for approximately 22% of our 1999 net sales.

   Cost of goods sold and gross profit. Our gross profit for 1999 was $90.7 million, an increase of $17.0 million, or 23.0%, from $73.7 million for 1998. This increase is attributed to the acquisition of Edwards Enterprises and Precision Technologies, which contributed $18.2 million to gross profit. Our gross margin remained constant at 24.8% for 1999 and 1998.

   Selling, general and administrative expenses. Our selling, general and administrative expenses for 1999 were $53.2 million, an increase of $15.4 million, or 40.9%, from $37.8 million for 1998. Our selling, general and administrative expenses as a percentage of net sales increased to 14.6% for 1999 from 12.7% for 1998. The increase in our selling, general and administrative expenses, in dollars, is primarily attributable to increased sales volume. The increase in selling, general and administrative expenses, in dollars and as a percentage of sales, is also attributable to higher administrative costs related to the centralization of accounting and information systems, $2.1 million of nonrecurring costs associated with our spin-off from Graphic Packaging, and an increase in goodwill amortization related to the acquisitions of Edwards and Precision. Included in our selling, general and administrative expenses were $5.0 million and $4.7 million in management fees paid to Graphic Packaging for 1999 and 1998, respectively. While we will not incur these management fees in the future, we will experience costs to administer the corporate functions required of a public company.

   Asset impairment charges. We recorded no asset impairment charges for 1999. During 1998, we recorded $11.8 million in asset impairment charges. In the first quarter of 1998, we recorded $6.2 million in asset impairment charges in conjunction with the cancellation of the C-4 technology agreement with IBM to manufacture ceramic electronic packages. Changes in the market for C-4 applications extended the time frame for achieving commercial sales beyond original expectations. The lack of near term commercial sales opportunities, combined with increasing overhead costs, prompted us to terminate the agreement with IBM. In the third quarter of 1998, we recorded an additional $5.6 million asset impairment charge related to the Chattanooga, Tennessee operation. Strong offshore competition in the electronic package market made it uneconomical to have a manufacturing facility dedicated to the Chattanooga product line. Consequently, the long-lived assets of the Chattanooga operation were written down to their estimated fair value using the asset held for use model.

   Operating income. Our operating income for 1999 was $37.5 million, an increase of $13.4 million, or 55.6%, from $24.1 million for 1998. Our operating margin for 1999 was 10.3% compared with 12.1% for 1998, excluding the asset impairment charges. The decrease in operating margin was primarily attributable to nonrecurring costs associated with our spin-off from Graphic Packaging.

   Interest expense, net. Our interest expense for 1999 was $5.0 million compared with $4.1 million for 1998. Interest expense for both periods was a result of an allocation of debt from Graphic Packaging. In conjunction with the spin-off, we paid Graphic Packaging $200 million to satisfy intercompany obligations and as a one-time dividend. This payment was funded through borrowings under our $270 million credit facility.

   Income tax expense. Income tax expense for 1999 was $12.4 million compared with $7.7 million for 1998. Our consolidated effective tax rate for 1999 was 38.3% compared with 37.3% for 1998.

 Results of Operations for the Years Ended December 31, 1998 and December 31,
 1997

   Net sales. Our net sales for 1998 were $296.6 million, a decrease of $8.2 million, or 2.7%, from $304.8 million for 1997. The lower net sales for 1998 reflect downturns resulting from pricing pressures in the industrial and telecommunication markets within our Advanced Materials segment and volume declines in our Semiconductor segment.

   Cost of goods sold and gross profit. Our gross profit for 1998 was $73.7 million, a decrease of $11.3 million, or 13.3%, from $85.0 million for 1997. The decrease was primarily attributable to increased price competition, particularly in international markets due to the strength of the U.S. dollar compared with certain foreign currencies. Our gross margin declined to 24.8% for 1998 from 27.9% for 1997 due to a decline in the industrial, telecommunications and semiconductor capital equipment markets and competitive pricing pressures. In early 1998, we changed the estimated depreciable lives for certain long-lived assets based on the actual lives demonstrated for similar assets. This change had a $2.0 million positive impact on gross profit for 1998.

   Selling, general and administrative expenses. Our selling, general and administrative expenses for 1998 were $37.8 million, a decrease of $4.0 million, or 9.6%, from $41.8 million for 1997. Our selling, general and administrative expenses as a percentage of net sales decreased to 12.7% for 1998 from 13.7% for 1997. Included in our selling, general and administrative expenses were $4.7 million and $5.0 million in management fees paid to Graphic Packaging for 1998 and 1997, respectively.

   Asset impairment charges. During 1998, we recorded $11.8 million in asset impairment charges. We recorded no asset impairment charges for 1997. In the first quarter of 1998, we recorded $6.2 million in asset impairment charges in conjunction with the cancellation of the C-4 technology agreement with IBM. Changes in the market for C-4 applications extended the time frame for achieving commercial sales beyond original expectations. The lack of near term commercial sales opportunities, combined with increasing overhead costs, prompted us to terminate the agreement with IBM. In the third quarter of 1998, we recorded an additional $5.6 million asset impairment charge related to the Chattanooga, Tennessee operation. Strong offshore competition in the electronic package market made it uneconomical to have a manufacturing facility dedicated to the Chattanooga product line. Consequently, the long-lived assets of the Chattanooga operation were written down to their estimated fair value using the asset held for use model.

   Operating income. Our operating income for 1998 was $24.1 million, a decrease of $19.1 million, or 44.2%, from $43.2 million for 1997. Excluding the asset impairment charges and the change to the estimated depreciable lives previously discussed, operating income decreased $9.2 million. Our operating margin for 1998 was 8.1% compared with 14.2% for 1997. The decreases in operating income and operating margin for 1998 reflect a decrease in sales to customers in key markets and the effects of currency influenced price competition resulting from a strong U.S. dollar.

   Interest expense, net. Interest expense, net, was $4.1 million for 1998 compared with $110,000 for 1997. This increase resulted from the allocation of long-term debt from Graphic Packaging.

   Income tax expense. Income tax expense for 1998 was $7.7 million compared with $16.2 million for 1997. Our consolidated effective tax rate remained relatively constant for these years at 37.3% for 1998 compared with 37.5% for 1997.

Quarterly Results of Operations

   The following table sets forth selected unaudited quarterly statement of income data for the nine quarters ended March 31, 2000, as well as such data expressed as a percentage of our net sales for the periods indicated. We believe this unaudited information has been prepared substantially on the same basis as the annual audited consolidated financial statements and all necessary adjustments, consisting of only normal recurring adjustments, necessary for the fair presentation of such information for the periods presented. The results of operations for any previous quarter are not necessarily indicative of the results to be expected for the entire year of any future period.

                                                         Three Months Ended
                         ----------------------------------------------------------------------------------------
                         Mar. 31,  June 30,  Sept. 30, Dec. 31,  Mar. 31,  June 30,  Sept. 30, Dec. 31,  Mar. 31,
                           1998      1998      1998      1998      1999      1999      1999      1999      2000
                         --------  --------  --------- --------  --------  --------  --------- --------  --------
                                                           (in thousands)
Statement of Income:
Net sales............... $80,945   $79,422    $70,023  $66,224   $76,579   $95,411    $94,946  $98,125   $120,819
Cost of goods sold......  60,241    59,258     53,792   49,615    58,305    71,646     70,504   73,943     93,400
                         -------   -------    -------  -------   -------   -------    -------  -------   --------
Gross profit............  20,704    20,164     16,231   16,609    18,274    23,765     24,442   24,182     27,419
Selling, general and
 administrative
 expenses...............  10,076     9,762      8,690    9,230     9,008    13,180     13,768   17,246     14,449
Asset impairment
 charges................   6,232        --      5,582       --        --        --         --       --         --
                         -------   -------    -------  -------   -------   -------    -------  -------   --------
Operating income........   4,396    10,402      1,959    7,379     9,266    10,585     10,674    6,936     12,970
Interest expense, net...   1,055       984        855      630       701     1,602      1,328    1,350      4,713
Income tax expense......   1,229     3,485        403    2,565     3,355     3,137      3,609    2,324      3,055
                         -------   -------    -------  -------   -------   -------    -------  -------   --------
Net income.............. $ 2,112   $ 5,933    $   701  $ 4,184   $ 5,210   $ 5,846    $ 5,737  $ 3,262   $  5,202
                         =======   =======    =======  =======   =======   =======    =======  =======   ========
                                                         Three Months Ended
                         ----------------------------------------------------------------------------------------
                         Mar. 31,  June 30,  Sept. 30, Dec. 31,  Mar. 31,  June 30,  Sept. 30  Dec. 31,  Mar. 31,
                           1998      1998      1998      1998      1999      1999      1999      1999      2000
                         --------  --------  --------- --------  --------  --------  --------- --------  --------
As a Percentage of Net
 Sales:
Net sales...............   100.0%    100.0%     100.0%   100.0%    100.0%    100.0%     100.0%   100.0%     100.0%
Cost of goods sold......    74.4      74.6       76.8     74.9      76.1      75.1       74.3     75.4       77.3
                         -------   -------    -------  -------   -------   -------    -------  -------   --------
Gross profit............    25.6      25.4       23.2     25.1      23.9      24.9       25.7     24.6       22.7
Selling, general and
 administrative
 expenses...............    12.4      12.3       12.4     13.9      11.8      13.8       14.5     17.6       12.0
Asset impairment
 charges................     7.7        --        8.0       --        --        --         --       --         --
                         -------   -------    -------  -------   -------   -------    -------  -------   --------
Operating income........     5.5      13.1        2.8     11.2      12.1      11.1       11.2      7.0       10.7
Interest expense, net...     1.3       1.2        1.2      1.0       0.9       1.7        1.4      1.4        3.9
Income tax expense......     1.6       4.4        0.6      3.9       4.4       3.3        3.8      2.3        2.5
                         -------   -------    -------  -------   -------   -------    -------  -------   --------
Net income..............     2.6%      7.5%       1.0%     6.3%      6.8%      6.1%       6.0%     3.3%       4.3%
                         =======   =======    =======  =======   =======   =======    =======  =======   ========

   Our quarterly net sales and operating results may vary significantly due to a number of factors, including cyclicality in the semiconductor market and general economic conditions, production capacity and capital constraints, the timing of customer orders, cancellations and shipments, changes in our pricing and pricing by our suppliers and competitors, our product and revenue mix and exchange rate fluctuations.

   Our quarterly net sales decreased for the three months ended March 31, June 30, September 30 and December 31, 1998 due to pricing pressures in the industrial and telecommunications markets and volume declines in the semiconductor capital equipment market. Our quarterly net sales increased for the three months ended March 31 and June 30, 1999 as a result of our acquisition of Edwards Enterprises and Precision Technologies in March 1999 and volume increases in the semiconductor capital equipment market. Our quarterly net sales increased for the three months ended March 31, 2000 as a result of strong demand in the semiconductor capital equipment market and the start of our clean room assembly business in January 2000.

   Our quarterly gross margin decreased for the three months ended September 30, 1998 and for the three months ended March 31, 1999 primarily due to currency influenced price competition and product mix. In addition, our gross margin decreased for the three months ended March 31, 2000 as a result of an unfavorable product mix, costs associated with new product development and production inefficiencies experienced at certain facilities in the Advanced Materials segment.

   Our quarterly selling, general and administrative costs increased for the three months ended December 31, 1999 primarily due to nonrecurring costs associated with the spin-off from Graphic Packaging.

   For the three months ended March 31, 1998, we recorded $6.2 million in asset impairment charges in conjunction with the cancellation of the C-4 technology agreement with IBM. Changes in the market for C-4 applications extended the time frame for achieving commercial sales beyond original expectations. The lack of near term commercial sales opportunities, combined with increasing overhead costs, prompted us to terminate the agreement with IBM. For the three months ended September 30, 1998, we recorded an additional $5.6 million asset impairment charge related to the Chattanooga, Tennessee operation. Strong offshore competition in the electronic package market made it uneconomical to have a manufacturing facility dedicated to the Chattanooga product line. Consequently, the long-lived assets of the Chattanooga operation were written down to their estimated fair value using the asset held for use model.

   Our interest expense for the three months ended March 31, 2000 increased due to borrowings under our credit facility used to fund a $200 million payment to Graphic Packaging for a one-time dividend and intercompany obligations in conjunction with the spin-off.

Liquidity and Capital Resources

   Our liquidity is generated by both internal and external sources and is used to fund short-term working capital requirements, capital expenditures and acquisitions. As of March 31, 2000, our working capital was $104.6 million with a current ratio of 2.65. As of March 31, 2000, we had a total of $48.4 million in cash and borrowings available under our credit facility. At December 31, 1999, our working capital was $83.7 million with a current ratio of 2.51.

   In conjunction with the spin-off from Graphic Packaging, we negotiated a $270 million credit facility, which consists of a $95 million revolving line of credit and an $85 million Senior Term A facility, each of which matures on December 6, 2004, and a $90 million Senior Term B facility, which matures on December 6, 2006. Our credit facility is secured by our accounts receivable and inventory. Currently, the interest rate on the revolving line of credit and Senior Term A facility is LIBOR plus 2% and the interest rate on the Senior Term B facility is LIBOR plus 2.75%. The interest rate spreads on the credit facility vary based upon our financial performance. As of May 31, 2000, the interest rates on our credit facilities were as follows:

    .8.43% for the revolving line of credit;

    .8.55% for the Senior Term A facility; and

    .9.30% for the Senior Term B facility.

   The credit facility contains customary covenants, including covenants limiting indebtedness, dividends and distributions on, and redemptions and repurchases of, capital stock and other similar payments, and the acquisition and disposition of assets. To secure our payment and performance obligations under the credit facility, we have granted liens in favor of the lenders in all of the capital stock of our domestic subsidiaries and 65% of the capital stock of certain of our foreign subsidiaries and in our domestic inventory and accounts receivable. The credit facility also requires that we comply with specified financial covenants, including interest coverage ratios and indebtedness to total capital ratios and other covenants. We are currently in compliance with all covenants under the credit facility.

   As of March 31, 2000, we had $226.3 million outstanding under our credit facility. The majority of the borrowings were used to pay Graphic Packaging, on January 4, 2000, for intercompany obligations and a one-time dividend. The remainder of the borrowings was used to fund working capital and capital expenditures primarily in the Semiconductor segment. The unused portion of the revolver is expected to be used to fund working capital requirements, internal growth, acquisitions and capital expenditures. The payment of non-stock dividends is prohibited under the credit facility.

   Our capital expenditures for the three months ended March 31, 2000 and March 31, 1999 were $6.9 million and $1.5 million, respectively. These capital expenditures were primarily used for the addition of production capacity, computerized manufacturing equipment and enhancing existing computer systems. We expect capital expenditures of $30.0 million for 2000, of which approximately $20.0 million is expected to be used for capacity or capability additions. Operating leases may also be used to finance additional capacity.

   Our capital expenditures for the three years ended December 31, 1999, 1998 and 1997 were $14.6 million, $26.9 million, and $28.8 million, respectively. These capital expenditures were primarily used for the addition of production capacity, computerized manufacturing equipment and enhancing existing computer systems.

   We believe that the cash generated from our operations together with our credit facility is sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next 12 months.

Quantitative and Qualitative Disclosure About Market Risk

   We are exposed to certain market risks which are inherent in our financial instruments. These instruments arise from transactions entered into in the normal course of business. We are currently subject to interest rate risk on our existing senior credit facility. Our variable rate debt consists of borrowings made under our $270 million senior credit facility.

   We had $225.9 million of floating interest rate debt as of May 31, 2000. As interest rates fluctuate, we may experience increases in interest expense which may materially impact financial results. For example, if interest rates were to increase or decrease 1%, the result would be an annual increase or decrease of interest expense of approximately $2.3 million. In the event of an adverse change in interest rates, we would likely take actions that would mitigate our exposure to interest rate risk, through interest rate swaps or otherwise. However, due to the uncertainty of the actions that would be taken and their possible effects, this analysis assumes no such action. Further, this analysis does not consider the effects of the change in the level of overall economic activity that could exist in such an environment.

Inflation

   Inflation has not had a material adverse effect on our results of operations.

                                    BUSINESS

Overview

   We are a leading designer and manufacturer of components and assemblies for semiconductor capital equipment and for telecommunications, electronics, automotive, medical and other industrial applications. During our 89-year history, we have developed core competencies in the design, engineering, manufacturing and assembly of critical components made from advanced materials. We use precision-machined metals, technical ceramics and engineered plastics to design solutions that enable our customers' products to overcome technological barriers and enhance performance. We offer a full range of services from initial prototype design to volume manufacturing, worldwide distribution and customer support.

   Our objective is to enhance our position as a leader in the design, manufacturing and assembly of components and assemblies for the semiconductor capital equipment market and establish or expand our position in other high growth markets. We are specifically focusing our resources on growing our business in the semiconductor capital equipment market, which we believe currently represents our primary growth opportunity. We have been providing critical ceramic components to the semiconductor capital equipment market for nearly 20 years. By leveraging our long-standing relationships with key OEMs as well as our advanced materials and manufacturing expertise, we have expanded our historical product offerings from technical ceramic components to include precision-machined metals and engineered plastics, as well as value-added assembly services. Building on our success in the semiconductor capital equipment market, we intend to target other high growth industries where we believe our advanced materials expertise, customer relationships and full service capabilities give us an advantage over other competitors. In addition, we intend to maintain our technological expertise in advanced materials and expand our product and service offerings to meet evolving customer needs.

   We believe the breadth of our competencies and experience has made us a supplier of choice with key customers in the semiconductor capital equipment market and several other industries that are currently experiencing a consolidating supplier base. We offer custom-designed products to over 5,000 customers worldwide, including leading manufacturers such as Applied Materials, LAM Research and Texas Instruments.

Industry Background

 Growth of the Semiconductor Market

   The semiconductor industry has grown significantly over the past decade and is expected to continue to grow in the future. The Semiconductor Industry Association estimates that worldwide semiconductor sales will increase from $144.1 billion in 1999 to approximately $233.7 billion in 2002. This increase is being driven by growth in traditional markets for semiconductors, such as data processing and personal computers, as well as growth in telecommunications and wireless communications. In addition, the rapid growth of the Internet and the proliferation of advanced consumer electronic products have made semiconductors appear in nearly all electronic products. Dataquest estimates that in order to support the additional growth in the semiconductor industry over the next several years, an average of 27 to 30 new wafer fabrication facilities will need to be constructed per year.

   As the market for semiconductor devices grows, VLSI Research estimates that the semiconductor wafer fabrication equipment market will grow from $33.1 billion in 1999 to $84.5 billion in 2002. In addition to capacity expansion, there are several technological factors fueling this growth. First, demand for smaller, faster and more powerful semiconductors is requiring improved technology and is leading semiconductor manufacturers to develop chips that are more dense with line spacing of 0.18 micron or less. Second, to reduce manufacturing costs, semiconductor manufacturers are increasingly upgrading fabrication machinery from 200mm, or eight-inch, to 300mm, or 12-inch, wafer design, thus allowing more semiconductor devices to be produced on a single wafer. Third, to increase performance, new materials are being used to produce semiconductor devices, such as copper interconnects for better conductivity. Finally, semiconductor manufacturers have developed new processes, such as chemical mechanical planarization, or CMP, allowing them to manufacture semiconductors with reduced defects and increased overall throughput. All of these recent developments have required semiconductor manufacturers to undergo significant machinery upgrades to incorporate these new technologies, which we believe represents one of the largest ever capital equipment retooling efforts.

 Outsourcing to Large Suppliers

   Semiconductor capital equipment OEMs historically either manufactured the components for their equipment internally or relied on a large number of small suppliers with limited financial resources, product breadth and service capabilities. OEMs are now increasingly outsourcing the engineering, prototyping, manufacturing, assembly and testing of components and integrated systems to larger, turnkey suppliers in order to focus on their core processing technology. These OEMs are selecting suppliers that can provide integrated solutions from product design and prototyping to manufacturing and assembly, work in tandem to accelerate development of technology and improve time to market.

 Need for Precision Machining and Advanced Materials

   Technological advancements in the semiconductor manufacturing process, such as smaller circuit patterns and larger wafers, require highly sophisticated manufacturing equipment. This machinery must be able to perform under harsh conditions, which may include highly corrosive chemicals and gases or rapidly changing temperatures. In addition to producing integrated circuits with smaller and more precise geometries, semiconductor device manufacturers must also offer greater functionality at higher speeds.

   These requirements are increasing the need for advanced semiconductor processing equipment and have led to growing demand for more durable and dependable materials. With the transition to 300mm semiconductor wafer design, the number of integrated circuits per wafer more than doubles. Consequently, manufacturers have a heightened emphasis on uptime, yield and throughput as well as a greater need for precise process controls. As a result, the design and performance of components and integrated systems are becoming even more critical to the semiconductor manufacturing process.

   Precision-machined metals are used extensively in semiconductor capital equipment. Usually machined from aluminum, these components are used for process chambers, bases, lids and other parts for semiconductor capital equipment. These components, often complex in configuration, must be machined to precise specifications in order to ensure the performance of manufacturing equipment. Tolerances must be strictly adhered to and quality is of utmost importance.

   In addition to this demand for precision-machined metal, there are substantial requirements for other advanced materials, such as technical ceramics and engineered plastics, in semiconductor capital equipment and in a wide range of telecommunications, electronics, automotive, medical and other industrial applications. In addition, to achieve optimum performance in the harsh conditions under which this machinery must operate, components and component materials must exhibit structural integrity, corrosion and abrasion resistance and specific thermal, electrical, magnetic and optical properties. Advanced materials are typically more expensive than competing materials, but produce higher value by extending product life and enhancing performance.

Our Competitive Advantages

   During our 89-year history, we have developed core competencies in the design, engineering, manufacturing and assembly of critical components made from advanced materials. We believe the breadth of our competencies and experience has made us a supplier of choice with key customers in several industries that are currently experiencing a consolidating supplier base. We believe that we have the following competitive advantages:

    . Advanced Materials Expertise. We engineer solutions incorporating precision-machined metals, technical ceramics, engineered plastics or combinations of these materials. The breadth of our materials expertise permits us to provide our customers with the optimal materials solution to meet their products' performance needs. We deliver solutions with specifically designed chemical, electrical, magnetic, optical, structural and thermal properties. For example, our products include components for semiconductor etch chambers that withstand highly corrosive environments and components for telecommunications fiber optic connectors that maintain structural stability over a range of temperatures.

    . Comprehensive Design and Prototype Services. Our engineering professionals and our technical sales force work in tandem with our customers' engineers from product concept through early design and prototyping. Our involvement at an early stage allows us to respond to anticipated customer needs, identify their requirements early in the manufacturing process and partner with customers to derive a design, manufacturing and production solution. Once our solution is qualified and integrated into our customers' products, the cost to our customers to qualify alternate suppliers is relatively high.

    . Full Range of Engineering, Manufacturing, Assembly and Support
      Services. The scope of our competencies enables us to conceptualize new products, develop manufacturing specifications, design and build prototypes, validate product introductions, design for manufacturability, assemble integrated systems and enables our customers to bring products to market in a timely and cost-effective manner. Coupled with our worldwide distribution and service support, these capabilities enable us to provide our customers with a complete solution.

    . Global Scale and Infrastructure. We are geographically positioned to provide for our customers' product and service requirements worldwide. We have manufacturing facilities near a number of our major customers and periodically place engineers and other personnel on-site with many of our key customers. We employ flexible manufacturing techniques that allow us to re-deploy and re-tool our facilities to meet our customers' changing requirements.

    . Semiconductor Capital Equipment Expertise. We have been providing critical ceramic components to the semiconductor capital equipment industry for nearly 20 years. By leveraging our long-standing relationships with key OEMs as well as our advanced materials and manufacturing expertise, we have expanded our historical product offerings to include precision-machined metals and engineered plastics, as well as value-added assembly services. We believe that by expanding into these new service offerings, we can strengthen our customer relationships, increase our market share and achieve design wins with major OEMs.

Our Strategy


   Our objective is to enhance our position as a leader in the design, engineering, manufacturing and assembly of components and assemblies for the semiconductor capital equipment market and establish or expand our position in other high growth markets. To achieve this objective, we are pursuing the following strategies:

    . Focus on the Semiconductor Capital Equipment Market. We are focusing our resources on growing our business in the semiconductor capital equipment market, which we believe currently represents our primary growth opportunity. We intend to utilize our strong customer relationships, reputation for quality and on-time delivery, and range of services to take advantage of this opportunity. In addition, we are working with our customers on equipment incorporating the latest trends in the semiconductor industry, including 300mm semiconductor wafer design, copper interconnects and CMP.

    . Target Other High Growth Markets. Building on our success in the semiconductor capital equipment market, we intend to target other high growth industries where we believe our advanced materials expertise, customer relationships and full service capabilities give us an advantage over other competitors. We believe our reputation as a high quality supplier of advanced materials gives us a strategic foothold in these markets, allowing us to build on existing customer relationships, and identify and solve OEMs' complex problems using our full complement of design, engineering, manufacturing and materials capabilities. For example, we believe that the telecommunications infrastructure buildout represents a significant growth market to which we can apply our materials expertise and provide our full range of services.

    . Use Customer Relationships to Expand Product and Service
      Offerings. Over our 89-year history, we have developed strong customer relationships with leading manufacturers. These relationships have enabled us to expand our product offerings in the past. For example, based on our strong relationship and nearly 20-year history of successfully supplying technical ceramic components to Applied Materials, we expanded our product offerings to provide precision-machined metals, engineered plastics and complex assemblies. We intend to continue to enhance these relationships to offer new products such as additional advanced materials, robotics and integrated systems. In addition, we plan to expand our service offerings by working with our customers to include shipment of these integrated systems directly to their end users.

    . Maintain Technological Expertise in Advanced Materials. We intend to maintain our technological expertise in engineered solutions incorporating precision-machined metals, technical ceramics, engineered plastics or combinations of these materials. In addition, we plan to continue working with our customers to enhance existing materials and incorporate new materials, which will allow our customers to successfully develop new generations of equipment.

    . Diversify Semiconductor Capital Equipment OEM Customer Base. We intend to diversify our customer base within the semiconductor capital equipment market through two approaches. First, we plan to extend our product offerings within existing customers, such as Applied Materials, ASM Lithography, LAM Research and Novellus, by targeting additional product lines. Second, we intend to leverage our leadership position in supplying semiconductor OEMs to actively pursue new relationships with additional key customers.

    . Pursue Strategic Acquisitions. We successfully completed one acquisition in 1998, four in 1999 and one in the first quarter of 2000. We plan to continue to pursue strategic acquisitions that enable us to expand our geographic reach, add manufacturing capacity, secure new customers, diversify into complementary product markets and broaden our technological capabilities and value-added service offerings.

Recent Acquisitions

   Since our decision in late 1998 to focus our resources on the semiconductor capital equipment market, we have completed a series of strategic acquisitions to expand capacity, increase capability and broaden our global presence to address the evolving service requirements of the semiconductor capital equipment market. Through these acquisitions, we gained new facilities that are strategically located to support our customers. Primarily customer-driven, our acquisition activity in this market has also been influenced by supplier consolidation and the trend to outsource engineering, prototyping, manufacturing, assembly and testing of components and integrated systems to larger, turnkey suppliers.

   On March 1, 1999, we acquired Edwards Enterprises for approximately $18.0 million. Edwards Enterprises, a manufacturer of medium to large precision-machined parts, is located in Newark, California with proximity to our OEM customer facilities. Edwards Enterprises is the principal supplier of chamber mainframes, the central component in Applied Materials flagship Centura and Endura platforms. This acquisition diversified our business within Applied Materials, expanded our manufacturing capabilities and capacity and enabled us to gain similar business from other large semiconductor OEM customers.

   On March 12, 1999, we acquired certain assets and liabilities of Precision Technologies for approximately $22.0 million in cash and 300,000 warrants to purchase shares of Graphic Packaging common stock at an exercise price equal to the fair market value at the date of closing. In connection with our spin-off from Graphic Packaging, these warrants were converted into warrants to purchase 168,768 shares of our common stock at an exercise price equal to $22.22 per share. Precision Technologies, located in Livermore, California, manufactures small to medium precision-machined components for the semiconductor, medical and aircraft industries. This acquisition expanded our precision-machining capabilities and our available capacity in this geographic region. In addition, we began assembling CMP equipment for a major semiconductor capital equipment manufacturer based on Precision Technologies' prior relationship.

   On April 28, 1999, we acquired the assets of Dallas Ceramics, Inc. for approximately $2.7 million. We consolidated the assets of this company, formerly located in Dallas, Texas, with one of our facilities in Benton, Arkansas. This acquisition added the capability to manufacture silicon carbide using chemical vapor deposition. Because of its high purity and strength at high temperatures, silicon carbide is an ideal material for use in the production of semiconductors. This acquisition expanded our materials capabilities and therefore our product offerings to our semiconductor capital equipment customers.

   On December 17, 1999, we acquired Doo Young Semitek Co., Ltd., for approximately $3.6 million. Renamed CoorsTek Korea Co., Ltd., this business, located in Kyungbook, South Korea, manufactures technical ceramic components for the semiconductor industry and gives us a critical strategic location from which to serve the Asian semiconductor capital equipment market. This acquisition allowed us to address our customers' need for supplier infrastructure and engineering, prototyping and quick-turn manufacturing support at a location that has geographic proximity to their Asian semiconductor customers.

   On March 31, 2000, we acquired certain assets and liabilities of Liberty Machine, Inc. for approximately $4.0 million. In conjunction with the transaction, we entered into six-year operating leases with one-year renewal options and end of term purchase options for the manufacturing equipment of Liberty Machine. Liberty Machine, located in Fremont, California, manufactures small, medium and large metal components and assemblies for the semiconductor, aerospace, analytical and medical industries. This acquisition enabled us to expand our high volume manufacturing capabilities, diversify our customer base and increase our machining and clean room assembly capacity.

Markets and Products

   We offer customers in the semiconductor capital equipment market and a multitude of other markets solutions using our expertise in design, engineering, manufacturing and assembly. The solutions we offer are enabling technologies that allow our customers' products to overcome technological barriers, enhance performance and function efficiently in adverse environments, such as corrosive chemicals and gases, extreme heat or pressure.

 Semiconductor Market

   We supply products for semiconductor capital equipment used to manufacture integrated circuits. We manufacture, assemble and integrate precision-machined metal, technical ceramic and engineered plastic components for use in semiconductor processing equipment. We manufacture and assemble components that can be used in almost every front-end semiconductor manufacturing process. These processes include deposition, etch, CMP, ion implantation, metrology and photolithography. Our capability in metals, ceramics, plastics and assembly allows us to optimize the solutions we provide to our customers.

   We have been successful in vertically integrating our components business and are now supplying assemblies to customers to whom we had previously only sold components. For example, we assemble 200mm and 300mm CMP equipment for a major semiconductor capital equipment manufacturer with whom we have a long-standing relationship of supplying ceramic components. We are leveraging these projects to capture other assembly opportunities, specifically in the areas of ion implantation and robotics.

 Advanced Materials Markets

   In addition to the semiconductor capital equipment market, we provide components and assemblies for a variety of telecommunications, electronics, automotive, medical and other industrial applications. Our diverse array of products include:

    . telecommunications products for personal communication devices and communications infrastructure. Applications include ceramic integrated circuit packages for portable communication devices and fiber optic connectors used to connect fiber in data distribution networks;

    . electronic products for radio amplification, computer, defense and power distribution. Applications include electron tubes for signal amplification used in broadcasting and radar and computer tape guides used for high-speed data storage;

    . automotive products for control and safety systems and engine parts.
      Applications include ceramic substrates for anti-lock braking systems and metering plungers for fuel injectors, where our ability to produce a part that will hold extremely small tolerances despite fluctuations in temperature is critical to the correct operation of the engine;

    . medical products for blood filtration, blood testing and surgery.
      Applications include sheer valves for blood sampling and ceramic cutting tools which allow simultaneous cutting and cauterizing; and

    . other industrial products for the chemical, fluid handling, mechanical, paper and petroleum industries. Applications include valves and process flow components for fluid handling and ceramic beams for coordinate measuring equipment.

Customers

   Our top 10 customers include industry leaders such as Applied Materials, Inc., CTS Corporation (formerly the Motorola CPD division of Motorola, Inc.), Delphi Delco Electronics Systems, Eaton Corporation--Cutler-Hammer division, Engineering Ceramic Technologies, Inc., a joint venture between Cummins Engine Company and Toshiba Corporation, Flowserve Corporation, John Crane, Inc., Kavlico Corporation, LAM Research Corporation and Texas Instruments Incorporated. Our largest customer, Applied Materials, accounted for 35.7% of net sales for the three months ended March 31, 2000 and 22.5% for 1999. No other customer accounted for more than 10% of net sales in either of these periods. While Applied Materials represents a large portion of our net sales, Applied Materials is the world's largest semiconductor equipment manufacturer and, according to Dataquest, represents approximately 20% of the total wafer fabrication equipment market and as much as 60% of the market segments it serves. In addition, our sales are diversified among multiple product groups within Applied Materials.

   Our top three customers in each of the following markets for the three months ending March 31, 2000 are listed below.

    . Semiconductor capital equipment: Applied Materials, LAM Research and
      ASM Lithography Holding N.V.

    . Telecommunications: CTS Corporation, Lucent Technologies and C-MAC
      Group, Inc.

    . Electronics: Cooper Industries, Inc., TT Group PLC and Vishay
      Intertechnology, Inc.

    . Automotive: Delphi Delco, Texas Instruments and Kavlico.

    . Medical: Beckman/Coulter, Gyrus Medical, Ltd. and Boston Scientific
      U.S.

    . Industrial: Schlumberger Limited, Eaton Corporation and John Crane.

Sales and Distribution

   We sell products primarily to OEMs for incorporation into semiconductor capital equipment and other industrial applications. We generate sales through direct sales employees, manufacturers' representatives, and distributors located throughout the U.S., Asia and Europe. Our sales personnel, many with engineering expertise, receive substantial technical assistance and engineering support because of the highly technical nature of our products. Initial sales are typically the result of a multi-level sales effort that involves senior management, design engineers and our sales personnel interacting with our customers' decision-makers throughout the product development and purchasing processes.

   International sales, primarily in European and Asian markets, constituted approximately 19%, 25% and 27% of our gross sales in 1999, 1998 and 1997, respectively.

Research, Development and Engineering

   To maintain and improve our competitive position, our research, design and engineering teams work directly with customers to design custom products for specific applications. The majority of our advanced materials research and development is a result of our customers experiencing performance limitations or failures in their applications. As a result, our development encompasses failure analysis, materials selection and engineering to enable our customers' products to overcome technological barriers and enhance performance.

   We believe our design and engineering capabilities offer critical benefits to our customers, allowing us to take our customers' products from the concept stage to production. This enables our customers to focus their efforts on their core competencies and limits the risk involved in separating design from manufacturing.

   We foster innovation as part of our product development process in response to customer requests or needs. Since development expenses are a normal part of our manufacturing costs to design custom products for specific applications, our research, development and engineering expenses are included in our cost of goods sold.

Manufacturing and Assembly

   Our manufacturing operations consist of formulating, forming and firing of ceramics, formulating, forming and processing of plastics and precision-machining of ceramics, metals and plastics. We specialize in highly complex and sophisticated components and assemblies. We have a full range of machining capabilities from small to large part manufacturing and can provide customized service from initial prototyping to high volume production.

   We precision-machine metal parts from aluminum and other metals. These components, often complex in configuration, must be machined to precise specifications in order to ensure the performance of our customers' products. Because of the sophistication of our customers' products, we must strictly adhere to design tolerances and specifications. To enable such precise machining, we have semi-custom machines, many of which are computer controlled and have the ability to hold very close tolerances in three, four and even five axes. Particularly in our metals capability, much of the equipment is palletized and automated. We also utilize sophisticated software for computer-aided design and solid modeling capability.

   Ceramic manufacturing involves several steps. From raw material preparation to completion of the finished product, the typical component will be formed, fired and, if necessary, machined into complex geometries. Our proprietary raw material preparation involves blending complex formulations to create materials with desired properties. Our broad forming capabilities range from isostatic pressing to injection molding. The firing process is specifically designed to meet product and materials requirements by strictly controlling variables such as time, temperature and atmosphere. We also coat ceramic components with metals such as copper, gold and nickel in order to give them desired electrical and mechanical properties. We may then precision machine parts to meet customer specifications such as surface finish, dimensions and geometries. For example, we can consistently precision-machine ceramics to exact tolerances within ten-millionths of an inch.

   The manufacturing of plastics involves similar steps as the manufacturing of ceramics. We formulate, form and process plastics into complex components. In the first stage of this process, we use a proprietary formulation and blending of raw materials. We then press or extrude the material into the desired shape. The product is then fired and precision-machined to exact tolerances.

   We provide assembly services for major OEMs in various markets. We have class 100 to 10,000 clean room capabilities for our semiconductor capital equipment and other assembly markets, which enable us to meet strict quality requirements and customer specifications. The assembly process involves managing the procurement of components, some of which we manufacture while others are purchased from outside vendors. Our competency of managing this supply chain ensures that our assemblies, some with up to 500 components and several hundred configurations, are built cost effectively and that our finished product delivery satisfies our customer's just-in-time manufacturing objectives. As a value-added part of our assembly service, we also work directly with our customers to achieve design enhancements.

Materials and Suppliers

   Our raw materials primarily consist of alumina, aluminum, polytetrafluoroethylene, silicon carbide, stainless steel, tungsten and zirconia. Most of these raw materials are either readily available or are procured from suppliers with whom we have long-standing relationships.

   We procure many of the components used in our assembly services from our customers' qualified suppliers. We generally have supply contracts with these vendors. Some of our components, such as motors and actuators, are sole-sourced.

Competition

   The market for engineering, manufacturing and assembly of precision components has been highly fragmented. As customers have increasingly demanded fewer, larger, more financially stable suppliers that offer more complete or turnkey solutions, the competitive landscape has changed dramatically, and suppliers are being forced to consolidate and expand their service offerings.

   We compete in the market for precision metal machining and assembly of semiconductor capital equipment and in the market for advanced materials. Our competitors in precision metal machining are typically smaller, privately-held companies. In addition, we compete with the in-house manufacturing and assembly capabilities of our current and potential customers, who continually evaluate the relative benefits of internal manufacturing compared to outsourcing. Our competitors in the advanced materials industry are typically divisions of large, multinational companies such as Kyocera Corporation (Japan), Morgan Crucible Co. (United Kingdom), NGK Insulators, Ltd. (Japan), Metallgesellshaft AG (Germany) and Saint Gobain (France).

   In addition to quality and price, the principal competitive factors in the worldwide markets we serve are:

    . breadth of product and service offerings and capabilities;

    . technological and materials expertise;

    . customer service;

    . flexible manufacturing capabilities and capacity;

    . financial resources; and

    . delivery capabilities and geographic scope.

   We provide a comprehensive solution that includes expertise in advanced materials, precision metal machining and assembly. We believe that we are a significant competitor in many of our markets and hold a prominent position in many product lines. We have maintained long-standing relationships with major corporations by providing consistent, high product quality and customer service.

Intellectual Property

   We hold 53 patents and 23 pending patent applications in the U.S. and in foreign countries. Generally, our policy is to obtain patent protection that is considered necessary or advisable for the patentable inventions and technological improvements of the business. We also rely significantly on trade secrets, technical expertise and know-how, continuing technological innovations and other means, such as confidentiality agreements with employees, consultants and customers, to protect and enhance our competitive position.

   We consider the name "Coors" and the goodwill associated with it to be important to our customer recognition. We have received certain licensing rights to use the Coors name under a license agreement with Coors Brewing Company. The terms of the license agreement provide that the license terminates five years after we cease to be an affiliate of Graphic Packaging. For purposes of the license agreement, "affiliate" is defined as an entity that controls, is controlled by or that is under common control with another entity.

   We believe that we own or have the right to use the proprietary technology and other intellectual property necessary to our operations. Except as noted above, we do not believe that our success is materially dependent on the existence or duration of any individual patent, trademark or license or related group of patents, trademarks or licenses.

Facilities

   We believe that our facilities are well maintained, suitable and adequate for their respective operations. Our headquarters and corporate offices are located in Golden, Colorado. The table below lists our manufacturing plants and other properties (including distribution facilities):

  Location                  Business Segments                 Leased/Owned
------------------------------------------------------------------------------------
  Austin, Texas             Semiconductor                     Leased
------------------------------------------------------------------------------------
  Benton, Arkansas (3       Advanced Materials, Semiconductor All owned
   facilities)
------------------------------------------------------------------------------------
  Chattanooga, Tennessee    Advanced Materials, Semiconductor Owned
------------------------------------------------------------------------------------
  El Segundo, California    Advanced Materials                Leased
------------------------------------------------------------------------------------
  Fremont, California       Semiconductor                     Leased
------------------------------------------------------------------------------------
  Glenrothes, Scotland      Advanced Materials                Owned
------------------------------------------------------------------------------------
  Golden, Colorado (5       Advanced Materials, Semiconductor Four owned, one leased
   facilities)
------------------------------------------------------------------------------------
  Grand Junction, Colorado  Advanced Materials                Owned
------------------------------------------------------------------------------------
  Hillsboro, Oregon         Advanced Materials, Semiconductor Owned
------------------------------------------------------------------------------------
  Kyungbook, South Korea    Semiconductor                     Owned
------------------------------------------------------------------------------------
  Lawrence, Pennsylvania    Advanced Materials                Leased
------------------------------------------------------------------------------------
  Livermore, California (5  Semiconductor                     All leased
   facilities)
------------------------------------------------------------------------------------
  Newark, California        Semiconductor                     Owned
------------------------------------------------------------------------------------
  Norman, Oklahoma          Advanced Materials, Semiconductor Owned
------------------------------------------------------------------------------------
  Oak Ridge, Tennessee (3   Advanced Materials, Semiconductor Two owned, one leased
   facilities)
------------------------------------------------------------------------------------
  Odessa, Texas             Advanced Materials                Owned
------------------------------------------------------------------------------------
  Oklahoma City, Oklahoma   Advanced Materials                One owned, one leased
   (2 facilities)
------------------------------------------------------------------------------------
  Red Deer, Alberta,        Advanced Materials                Leased
   Canada

   We believe we have sufficient capacity to meet current needs. However, from time to time we have experienced capacity constraints in the semiconductor capital equipment market due to our increased orders in this market. We intend to increase capacity, either by expanding current facilities or acquiring additional capacity in this market. We believe that we have adequate financial resources to address our production capacity issues.

Employees

   As of March 31, 2000, we had approximately 3,650 employees, of which 3,399 were full-time employees and 250 were temporary employees. We employed 162 persons in administration, 158 in engineering and research and development, 2,923 in operations and 156 in sales, including technical sales personnel.

   None of our employees is subject to a collective bargaining agreement. We believe our employee relations are good.

Backlog

   As of March 31, 2000, we had backlog orders of approximately $142.5 million, compared with $103.3 million as of March 31, 1999. Approximately $41.7 million of the backlog at March 31, 2000 had been shipped as of May 31, 2000. Our customers may place annual orders with shipments scheduled over a twelve-month period. Backlog orders may be higher for certain industrial product segments due to longer time periods between order and delivery dates under purchase orders. Sales are not seasonal but can be sensitive to overall economic conditions that affect markets that use our components and assemblies. Because the orders that constitute our backlog may be cancelled or delayed at any time without penalty, backlog is not necessarily indicative of past or future operating results.

Environmental Matters

   Our operations are subject to federal, state and local environmental, health and safety laws and regulations and, in a few instances, foreign laws, that regulate health and safety matters and the discharge of materials into air, land and water, and govern the handling and disposal of solid and hazardous wastes. We believe we are in substantial compliance with applicable environmental and health and safety laws and regulations and do not believe that the cost of compliance with these laws and regulations will have a material effect on our capital expenditures, earnings or competitive position.

   The site of one of our former subsidiaries was the subject of a Colorado state compliance order for cleanup of soil and ground water contamination which occurred prior to the time we purchased and subsequently sold the subsidiary. Although we do not believe we are responsible for the contamination or the cleanup, we agreed to join a consortium of former owners of the site to jointly share in the cost of the cleanup We will be responsible for 10% of any remediation costs greater than $500,000 up to $3.0 million and 15% of any remediation costs in excess of $3.0 million. While we do not have a firm estimate of the total potential cleanup costs, based on information we have received to date, we do not believe that the total remediation costs will be significantly in excess of $1.0 million, in which instance our proportionate share of the remediation costs would be approximately $50,000. As such, we do not believe this matter will have a material adverse effect on our financial condition or results of operations.

   We have received a Unilateral Administrative Order issued by the Environmental Protection Agency relating to the Rocky Flats Industrial Park Site and are participating with the Rocky Flats Industrial Park group to perform an Engineering Evaluation/Cost Analysis on the property, including investigation and sampling. The Environmental Protection Agency has not selected a remedy but we do not expect the costs to exceed the amounts we have reserved for this purpose.

   We have been notified that some of our facilities may be or have been named as potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar state laws with respect to the remediation of certain sites where hazardous substances have been released into the environment. We cannot predict with certainty the total costs of remediation, our share of the total costs, the extent to which contributions will be available from other parties, the amount of time necessary to complete the remediation, or the availability of insurance. However, based on our investigations, we believe that any liability with respect to these sites would not have a material effect on our financial condition or our results of operations.

   In addition, we have received demands or requests for information relating to alleged contamination of various properties which we currently own or formerly owned, or to which we allegedly shipped waste. In our opinion, none of these claims will result in liability that would materially affect our financial position or results of operations.

Legal Proceedings

   In the ordinary course of business, we are subject to various pending claims, lawsuits and contingent liabilities. In each of these cases, we are vigorously defending ourselves. We do not believe that the outcome of these matters will have a material adverse effect on our financial condition or results of operations.

   On August 12, 1999, six current and former employees sued one of our subsidiaries in the U.S. District Court for the Eastern District of Arkansas claiming gender discrimination, sexual harassment and retaliation. These legal proceedings were filed as two separate claims. Five of the plaintiffs are seeking class certification, which we are resisting based on the distinctions among their respective claims. The first claim was dismissed in our favor on motion for summary judgment. We believe the remaining case is largely without merit; however, we do not have sufficient information to determine the ultimate outcome or any potential liability related to these claims.

   Specific information regarding environmental legal proceedings is discussed under the caption "Environmental Matters."

                                   MANAGEMENT

Directors, Executive Officers and Other Officers

   Our directors, executive officers and other officers and their ages as of May 31, 2000 are as follows:

          Name           Age                            Position
          ----           ---                            --------
Directors and Executive
 Officers
Joseph Coors, Jr. (1)...  58 Chairman and Chief Executive Officer
John K. Coors (1).......  43 President and Director
Derek C. Johnson........  39 Executive Vice President of Sales and Marketing and Operations
Katherine A. Resler.....  40 General Counsel and Secretary
Joseph G. Warren, Jr....  54 Chief Financial Officer and Treasurer
David A. Coulter (2)
 (3)....................  52 Director
John E. Glancy (2)......  54 Director
John Markle, III (3)
 (4)....................  44 Director
Donald E. Miller (1)
 (2)....................  69 Director
Kimberly S. Patmore
 (4)....................  43 Director
Robert L. Smialek (3)
 (4)....................  56 Director

Other Officers
Jeffrey C. Brines.......  42 Vice President of Accounting
Janet D. Comerford......  42 Vice President of Human Resources
Dean A. Rulis...........  53 Vice President of Acquisitions and Technology

--------
(1) Member of the Executive Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee
(4) Member of the Audit Committee

 Directors and Executive Officers

   All of the officers identified above serve at the discretion of our board of directors. Joseph Coors, Jr. and John K. Coors are brothers and are nephews of William K. Coors, who serves as a Director Emeritus. As Director Emeritus, William K. Coors provides advice and consulting services to the board of directors but is not deemed a true director and, therefore, does not have voting rights. The following are brief biographies of the directors, executive officers and other officers identified above.

   Joseph Coors, Jr. has been our Chairman since 1989, and our Chief Executive Officer since March 1997. Mr. Coors was our President from 1997 to October 1998 and from 1985 to 1993. From 1992 to 1999 he served as President of Graphic Packaging. Mr. Coors served as Executive Vice President of Adolph Coors Company from 1991 to 1992. He is currently a director of Hecla Mining Company and Chairman of the Air Force Memorial Foundation. Mr. Coors holds a B.S. in applied mathematics from the University of North Carolina.

   John K. Coors has been our President since October 1998 and our director since January 2000. Mr. Coors was the Chief Executive Officer of Golden Genesis Company, a former publicly traded subsidiary of Graphic Packaging and a distributor and integrator of remote solar power applications, from January 1997 to October 1998; and President of Golden Photon, Inc., a manufacturer and developer of photovoltaic solar modules, from July 1992 to October 1998. From January to July 1992, he served as Vice President and Plant Manager of Coors Brewing Company's Memphis, Tennessee brewery. Mr. Coors received a B.S. in chemical engineering from the Colorado School of Mines, an M.S. in biochemistry from the University of Texas at Austin and a Doctorate in Engineering from Technical University of Munich.

   Derek C. Johnson has been our Executive Vice President of Sales and Marketing and Operations since August 1999. Mr. Johnson was Vice President of Sales and Marketing from October 1998 to August 1999,

Vice President of Golden Operations from 1997 to 1998 and Manager of Manufacturing for Golden Operations from 1992 to 1997. Mr. Johnson received a Higher National Diploma in electrical engineering from the KirkCaldy Technical College of Scotland and an M.B.A. from the University of Denver.

   Katherine A. Resler has been our General Counsel and Secretary since September 1999. Ms. Resler was Counsel for Graphic Packaging from 1998 until December 1999, its Director of Executive Compensation from 1995 until December 1999 and its Assistant Secretary from 1992 until December 1999. Ms. Resler received a B.S. and an M.B.A. from Colorado State University, and a J.D. from the University of Denver.

   Joseph G. Warren, Jr. has been our Chief Financial Officer and Treasurer since August 1999. Mr. Warren was Vice President of Finance, Chief Financial Officer, Secretary and Treasurer of White Electronics & Designs, Inc., a semiconductor manufacturer, from 1995 to July 1999. From 1994 to 1995 he served as Vice President and Chief Financial Officer of Axxess Technologies, Inc., a manufacturer of key duplicating machines, and from 1993 to 1994 he served as Secretary, Treasurer and Vice President of Golden Technologies Company, Inc., a wholly owned subsidiary of Graphic Packaging. From 1992 to 1993, Mr. Warren was President of Coors Ceramicon Designs, Ltd., our subsidiary, and from 1985 to 1992 was our Vice President. Mr. Warren received a B.S. in accounting from Arizona State University.

   David A. Coulter has been our director since February 2000. Mr. Coulter has been a Partner of the Beacon Group, an investment firm, since September 1999. From November 1998 to September 1999, Mr. Coulter engaged in investment activities and provided consulting and research services in electronic fund transfer technology. He was the Chairman of BankAmerica Corporation and Bank of America NT & SA from May 1996 through October 1998, Chief Executive Officer from January to May 1996 and President from August 1995 to January 1996. From 1976 to January 1996, he held various positions with Bank of America in World Banking, Treasury and Corporate Planning. Mr. Coulter currently serves as a director of Pacific Gas and Electric Company. Mr. Coulter received a B.A. in mathematics and an M.A. in industrial manufacturing from Carnegie Mellon University.

   John E. Glancy has been our director since January 2000. Dr. Glancy has been Corporate Executive Vice President and Manager of Science Applications International Corp., or SAIC, since 1978. SAIC provides professional and technical services and products in high technology areas to government and the private sector. He was employed by General Atomic Company, a manufacturer of nuclear reactors, and the U.S. Atomic Energy Commission prior to 1978. Dr. Glancy is also a director of SAIC and Network Solutions, Inc. Dr. Glancy has a B.S. in physics from the University of Pittsburgh, an M.S. in nuclear engineering and a Ph.D in applied physics from Cornell.

   John Markle, III has been our director since January 2000. Mr. Markle was the Senior Vice President of Strategy and Chief Information Officer for Rental Services Corporation from 1997 to January 2000. From 1987 to 1997, he was the President of Center Rental and Sales.

   Donald E. Miller has been our director since January 2000. Mr. Miller was Vice Chairman of The Gates Corporation from 1994 to August 1996 at which time he retired. Mr. Miller served as President and Chief Operating Officer of The Gates Corporation from 1986 to 1994 and President of Gates Rubber Company from 1982 to 1993. He currently serves as a director of Lennox Industries, Inc., Sentry Insurance Company and Chateau Communities, Inc. Mr. Miller has a B.S. in metallurgical engineering from the Colorado School of Mines.

   Kimberly S. Patmore has been our director since January 2000. Ms. Patmore has been the Chief Financial Officer for First Data Corporation since February 2000. From 1992 to February 2000, Ms. Patmore served as Chief Financial Officer for various divisions of First Data Corporation. Ms. Patmore served as a Senior Manager for entrepreneurial services at Ernst & Young from 1981 to 1992. Ms. Patmore has a B.A. from the University of Toledo.

   Robert L. Smialek has been our director since January 2000. Mr. Smialek was the President and Chief Executive Officer of Insilco Corporation from 1993 until July 1999 at which time he retired. Mr. Smialek was the President and Chief Operating Officer of the Temperature and Appliance Controls Group of Siebe plc from October 1992 to May 1993. He serves as a director of General Cable Corporation. He received a B.S., M.S. and a Ph.D. from Case Western Reserve University.

 Other Officers

   Jeffrey C. Brines has been our Vice President of Accounting since February 2000. Mr. Brines was the Vice President and Chief Financial Officer of Golden Genesis Company from 1997 to 1999 and served as Plant Manager of Golden Photon, Inc. from 1994 to 1996. He received a B.B.A. and an M.B.A. from Regis University.

   Janet D. Comerford has been our Vice President of Human Resources and Environmental Health and Safety since October 1998. Ms. Comerford was our Regional Human Resources Manager from 1997 to 1998, served as Manager of Administration from 1994 to 1997 and was a Production Manager from 1991 to 1994. Ms. Comerford received a B.B.A. from the University of Arizona.

   Dean A. Rulis has been our Vice President of Acquisitions and Technology since 1998. He was President and General Manager of Wilbanks International, Inc., our wholly-owned subsidiary, from 1997 to 1998; and President of Golden Technologies Company, Inc. from 1992 to 1997. Mr. Rulis received a B.S. in mechanical engineering from Purdue University.

Directors' Terms

   In accordance with our Bylaws, our board currently consists of eight directors. Our Certificate of Incorporation provides for our board of directors to be divided into three classes as of the first annual meeting of stockholders. The full slate of directors will stand for election at the first annual meeting of stockholders, to be held in 2001, and at that time will be nominated to serve for terms of one, two and three years (Classes I, II and III, respectively). Stockholders will elect one class, consisting of approximately one third of the directors to serve for three-year terms at each succeeding annual meeting. Our Certificate of Incorporation limits the number of directors to 11 and the actual number of directors may be fixed by or in the manner provided in the Bylaws.

Committees of Our Board

   Our board of directors has four standing committees: Audit, Compensation, Corporate Governance and Executive.

   Audit Committee. Our Audit Committee reviews the scope and results of our audit by our independent accountants, recommends the appointment of our independent accountants, reviews the adequacy of our systems of internal control and accounting policies and procedures, including compliance with our ethics policy, and directs and supervises investigations into matters within the scope of its duties.

   Compensation Committee. Our Compensation Committee reviews and recommends to the board of directors compensation of management personnel, executive incentive and benefit plans, and general employee benefits.

   Corporate Governance Committee. Our Corporate Governance Committee develops operating guidelines for the board of directors, considers and recommends nominees for election as directors, and reviews and evaluates the performance of the board of directors.

   Executive Committee. Our Executive Committee exercises all of the authority of the board of directors when the board of directors is not in session, except as provided in our Certificate of Incorporation, Bylaws and applicable law.

Compensation of Directors

   Employee directors do not receive additional compensation for serving as our directors. Each of our non-employee directors receives an annual retainer of $28,000, 50% of which is paid in shares of our common stock. The balance of the retainer is paid in cash unless the non-employee director elects to take all or a portion of it in our common stock.

   In addition, each non-employee director receives a grant of 5,000 non-qualified stock options upon initial election to the board of directors and will be eligible to receive 3,000 non-qualified stock options upon election by stockholders to his or her three-year term. The options, with an exercise price equal to 100% of market value on the date of grant, will vest 100% at the end of one year and will expire, if unexercised, ten years from the date of grant.

   No additional amounts are paid to directors for committee meetings. Directors are reimbursed for expenses incurred while attending board of directors or committee meetings and in connection with any other business of ours. In addition, we have purchased accidental death and dismemberment insurance for the non-employee directors.

Compensation Committee Interlocks and Insider Participation

   None of the members of the Compensation Committee of the board of directors is our officer or employee. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Summary Compensation Table

   The following table sets forth all compensation awarded to, earned by or paid to our Chief Executive Officer and our four other most highly compensated executive officers whose annual salary and bonus exceeded $100,000 for services rendered in all capacities to us during the past three years. We sometimes refer to these officers in this prospectus as the named executive officers.

                                                                          Long-Term
                                                                     Compensation/Awards
                                                                   -----------------------
                                   Annual Compensation
                              ------------------------------------ Restricted  Securities
                                                      Other Annual   Stock     Underlying   All other
                               Salary      Bonus      Compensation  Award(s)  Options/SARs Compensation
   Name and Position            ($)        ($)(1)        ($)(2)      ($)(3)       (#)         ($)(4)
   -----------------           ------     --------    ------------ ---------- ------------ ------------
Joseph Coors, Jr. (5)... 1999 $510,000    $200,000                              162,000      $14,018
 Chairman and Chief      1998  485,000     305,550                               34,875       12,705
 Executive Officer       1997  460,000     479,780       $3,236                   8,438        8,659
John K. Coors........... 1999  247,499     198,000        6,267                  74,250        3,040
 President               1998    (6)
                         1997
Derek C. Johnson........ 1999  195,554     146,520          239                  32,344        2,159
 Executive Vice
  President              1998  163,269     105,000        5,124                   4,500          173
 of Sales and Marketing  1997  144,546     150,000                                5,625        1,445
 and Operations
Katherine A. Resler..... 1999   52,000(7)   60,000(8)                            27,563        3,449
 General Counsel and     1998
 Secretary               1997
Joseph G. Warren, Jr.... 1999   92,308(7)   91,000(8)       759                  28,125       87,383(9)
 Chief Financial Officer 1998
 and Treasurer           1997

--------
(1) Bonuses shown were the total bonuses paid for each year and were paid 100% in cash.
(2) Amounts shown are reimbursements during the year for taxes.
(3) Stock units were granted on October 1, 1994 in an amount approximately equal to our liability as of January 1, 1994 for the benefit due certain named executives under salary continuation agreements. The stock units replace our cash liability and tie the eligible named executive's post-retirement benefit to stock value. The stock units are payable in full upon retirement at age 60 or after. The stock units are 50% vested at age 50 with 10 years of service, and the remaining 50% vests in 5% increments between ages 51 and 60. The number of stock units granted, the percentage vested at year end 1999 and the market value as of March 31, 2000, respectively, were: Joseph Coors, Jr.--36,018 units, 90% vested, valued at $1,449,725 and John K. Coors--10,213 units, 0% vested, valued at $411,073.
(4) Other Compensation includes the value of term life insurance benefiting the executive and the employer's contribution to the 401(k) plan, respectively, as follows: Joseph Coors, Jr. $10,018 and $4,000; John K. Coors $1,440 and $1,600; Derek C. Johnson $459 and $1,700; Katherine A. Resler $0 and $3,449; and Joseph G. Warren, Jr. $1,460 and $923.
(5) Joseph Coors, Jr. was President and Chief Executive Officer of Graphic Packaging during 1997, 1998 and 1999, and all amounts shown were paid by Graphic Packaging.
(6) Mr. Coors was elected President as of October 1998. His total annual salary and bonus for 1998 did not exceed $100,000.
(7) Ms. Resler and Mr. Warren were elected our officers and became our employees as of September 1999 and August 1999, respectively. The salary amounts include actual amounts paid during 1999 and are based on an annual salary of $156,000 for Ms. Resler and $240,000 for Mr. Warren.
(8) In addition to the annual cash bonus described in footnote (1) above, this amount also includes a one-time bonus of $25,000 as a result of Ms. Resler's and Mr. Warren's election as our officer.
(9) Other Compensation includes a one-time allowance for moving expenses of $85,000.

Option/SAR Grants in Last Year

   The following table provides information regarding grants of options to purchase shares of Graphic Packaging common stock made during 1999, which were converted to our options as of the spin-off. The exercise price for each of our converted options was based on the respective relative fair market values of the Graphic Packaging common stock price of $10.69 before the spin-off and our common stock's price of $19.00 after the spin-off. Our converted options were originally granted at the fair market value of Graphic Packaging common stock on the grant date, and have the same terms and conditions as the original Graphic Packaging options, including the expiration date as specified in the table. All options vest in the event of a change in control. The option price may be paid in cash, by surrendering shares owned for more than six months, or through irrevocable instructions to a broker to deduct the option price from the proceeds of the sale of stock.

                                          Individual Grants
                          --------------------------------------------------
                            Number of     % of Total
                            Securities   Options/SARs
                            Underlying    Granted to  Exercise or             Grant Date
                           Options/SARs  Employees in Base Price  Expiration Present Value
          Name            Granted (#)(1)     Yr.        ($/Sh)       Date       ($)(2)
          ----            -------------- ------------ ----------- ---------- -------------
Joseph Coors, Jr. ......     162,000         31.9%      $24.44     2/09/09    $2,280,960

John K. Coors...........      64,969                     24.44     2/09/09       914,764
                               9,281                     22.11     8/31/09       118,147
                             -------
                              74,250         14.6%

Derek C. Johnson........      27,000                     24.44     2/09/09       380,160
                               5,344                     22.11     8/31/09        68,029
                             -------
                              32,344          6.4%

Katherine A. Resler.....      17,719                     24.44     2/09/09       249,484
                               9,844                     22.11     8/31/09       125,314
                             -------
                              27,563          5.4%

Joseph G. Warren, Jr. ..      28,125          5.5%       22.11     8/31/09       358,031

--------
(1) The number of options granted during 1999 was based on three times the number of options normally granted on an annual basis, and therefore, optionees are not eligible for another annual grant until 2002. The options vest 100% upon the fifth anniversary of the grant date but vesting is accelerated if certain stock price criteria have been met. These options are 100% vested and are exercisable until the tenth anniversary of the grant date.
(2) Values indicated are an estimate based on the Black-Scholes option pricing model using the following assumptions: (a) 30.8% stock price volatility based on the average stock price volatility of the companies included in the S&P Manufacturing (Diversified/Industrials) Index; (b) 6.66% risk-free rate of return for the February 1999 grants and 6.65% risk-free rate of return for the August 1999 grants; (c) zero dividend yield; (d) anticipated exercising at the end of the option term; and (e) no adjustment for non-transferability or risk of forfeiture. The actual value realized will be determined by the excess of the stock price over the exercise price on the date the option is exercised. There is no certainty the actual value realized will be at or near the value estimated by the Black-Scholes option pricing model.

Aggregated Option/SAR Exercises in Last Year and Year-End Option/SAR Values

                                                   Number of Securities           Value of Unexercised In-the-
                            Shares                Underlying Unexercised              Money Options/SARs at
                           Acquired    Value   Options/SARs at 12/31/99 (#)              12/31/99 ($)(1)
                          On Exercise Realized --------------------------------   ----------------------------------
          Name                (#)       ($)     Exercisable      Unexercisable     Exercisable        Unexercisable
          ----            ----------- -------- --------------   ---------------   --------------     ---------------
Joseph Coors, Jr. ......       --        --             366,656           188,063                 --                  --
John K. Coors...........       --        --              29,432            91,126                 --                  --
Derek C. Johnson........       --        --               6,375            37,219                 --                  --
Katherine A. Resler.....       --        --               2,250            29,252                 --                  --
Joseph G. Warren, Jr. ..       --        --                  --            28,125                 --                  --

--------
(1) Value of unexercised options equals market value of the shares, $18.00, underlying in-the-money options at January 3, 2000, less the exercise price, times the number of in-the-money options outstanding.

Retirement Plan

   The board of directors of Graphic Packaging approved the spin-off of the assets and liabilities of the Graphic Packaging Retirement Plan attributable to our current and former employees and the current and former employees of our subsidiaries into a separate retirement plan, effective August 31, 1999. Our retirement plan's assets are held in trust. The provisions of our retirement plan are substantially the same as the provisions applicable to our portion of the Graphic Packaging Retirement Plan and are administered by an administrative committee appointed by our board of directors.

   The retirement benefit is generally based on length of service and average monthly compensation. In calculating compensation we have taken into account the total base compensation, including commissions, overtime pay and amounts deferred by the employee under our plans pursuant to Sections 125 and 401(k) of the Internal Revenue Code of 1986, as amended, but excluding profit sharing pay and cash bonuses. Average monthly compensation is determined by using the average of the highest 36 consecutive months out of the last ten years, including years with Graphic Packaging and its subsidiaries and Adolph Coors Company and its subsidiaries.

   The normal annual retirement benefit equals 1.25% of average annual compensation times years of service (maximum of 25 years), plus 0.5% of average annual compensation in excess of covered compensation times years of service (maximum of 25 years), plus 0.5% of average annual compensation times years of service in excess of 25 years, plus, beginning in 1996, the sum of 1.5% of bonus pay for each plan year (not to exceed 25% of base pay). Covered compensation is generally based on an average of the Social Security taxable wage bases in effect during the 35 years ending with the calendar year in which the employee's social security retirement age occurs. Years of service includes years of service with Graphic Packaging and its subsidiaries (and Adolph Coors Company and its subsidiaries with respect to certain employees).

   Unreduced normal retirement benefits are payable under the Retirement Plan at (1) age 65, regardless of years of service or (2) any time after age 60 provided age plus years of vesting service total at least 90. The benefit accrued under the pension formula set forth above is in the form of a straight life annuity. An employee with at least ten years of vesting service who retires prior to normal retirement date is eligible for a retirement benefit, at reduced rates, provided the employee is at least age 55.

   The following table sets forth annual retirement benefits for representative years of service and average annual compensation as of December 31, 1999. The amounts shown in the table were calculated without taking into account an amount for covered compensation; accordingly, the benefits shown would be subject to a reduction to reflect the payment of Social Security benefits. Furthermore, the amounts shown in the table were calculated without adding any amounts related to the portion of the formula which adds, beginning in 1996, the sum of 1.5% of bonus pay for each plan year (not to exceed 25% of base pay). This portion of the formula is not based on average annual compensation.

   The maximum permissible benefit under ERISA from the qualified Retirement Plan for 1999 was $130,000. In addition, the maximum compensation for 1999 that may be used in determining benefits from the qualified Retirement Plan is $160,000. Our Executive Deferred Compensation Plan provides for the benefits that are not payable from the Retirement Plan because of these two limitations. The amounts shown in this table include the benefits payable under the Executive Deferred Compensation Plan because of these two limitations.

Pension Plan

                                        Years of Service
                    --------------------------------------------------------------------
Remuneration(1)        15             20             25             30             35
---------------     --------       --------       --------       --------       --------
   $125,000         $ 32,813       $ 43,750       $ 54,688       $ 65,625       $ 68,750
    150,000           39,375         52,500         65,625         78,750         82,500
    175,000           45,938         61,250         76,563         91,875         96,250
    200,000           52,500         70,000         87,500        105,000        110,000
    225,000           59,063         78,750         98,438        118,125        123,750
    250,000           65,625         87,500        109,375        131,250        137,500
    275,000           72,188         96,250        120,313        144,375        151,250
    300,000           78,750        105,000        131,250        157,500        165,000
    325,000           85,313        113,750        142,188        170,625        178,750
    350,000           91,875        122,500        153,125        183,750        192,500
    375,000           98,438        131,250        164,063        196,875        206,250
    400,000          105,000        140,000        175,000        210,000        220,000
    425,000          111,563        148,750        185,938        223,125        233,750
    450,000          118,125        157,500        196,875        236,250        247,500
    475,000          124,688        166,250        207,813        249,375        261,250
    500,000          131,250        175,000        218,750        262,500        275,000
    525,000          137,813        183,750        229,688        275,625        288,750
    550,000          144,375        192,500        240,625        288,750        302,500
    575,000          150,938        201,250        251,563        301,875        316,250

--------
(1) As of year-end 1999, average annual compensation covered by our Retirement Plan, which is equal to the highest average salary amount over a consecutive 36 month period in the last 10 years, and credited years of service, including previous compensation and years of service with our subsidiaries, Graphic Packaging and its subsidiaries and Adolph Coors Company and its subsidiaries, for the named executives are as follows:
    Joseph Coors, Jr.--$485,000 and 23 years; John K. Coors--$174,152 and 20 years; Derek C. Johnson--$167,667 and 16 years; Katherine A. Resler-- $89,983 and 8 years and Joseph G. Warren, Jr.--$152,000 and 18 years.

Executive Incentive Compensation

 Stock Option and Incentive Plan

   We have adopted the Stock Option and Incentive Plan which allows us to issue stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock awards, unrestricted stock awards, performance stock awards, dividend equivalent rights, performance awards and annual incentive awards. Under this plan, awards may be granted to our employees and directors and to anyone else whose participation in the plan is determined to be in our best interest. We reserved 2,194,699 shares of common stock for issuance under this plan. Stock options intended to qualify as incentive stock options under the Internal Revenue Code of 1986, as well as options that do not qualify as incentive stock options, may be granted under this plan. The exercise price of each option is determined by the compensation committee but may not be less than 100% of the fair market value of our common stock on the date of grant, unless the stock options are granted in lieu of cash compensation forfeited by the participant, in which case the exercise price will be discounted by the amount of cash compensation surrendered. Our board of directors has delegated authority to its compensation committee to take all actions and make all determinations necessary or appropriate under this plan, including the grant of awards consistent with the terms of the plan.

 Executive Deferred Compensation Plan

   We have adopted the Executive Deferred Compensation Plan which provides for the deferral of up to 100% of an eligible employee's bonus and annual salary. The amounts deferred are first invested as a contribution to our 401(k) plan until the maximum elective contribution permitted by the 401(k) plan is met. Additional amounts may also be deferred in investments established by the board. Eligible employees must elect to participate in this plan at least 30 days prior to the commencement of the year in which the compensation to be deferred is earned. An election to defer earnings must be made for a period of no less that 24 months from the date the amount would otherwise have been paid. Payments of deferred earnings may be made in a lump sum or in pro-rata annual installments for a period not to exceed ten years from the date the participant's employment is terminated. This plan also provides for the payment of a benefit if the pension payable to the participant from our retirement plan is limited by either Internal Revenue Code Section 415 or 410(a)(17). To the extent a benefit is provided to the participant under this plan because of limits imposed by Code Section 401(a)(17), it will be reduced by the amount of the participant's Section 415 benefit.

Employee Stock Purchase Plan

   We have adopted the Employee Stock Purchase Plan which allows our employees to purchase shares of our common stock. Our plan is intended to qualify under
Section 423 of the Internal Revenue Code. Our compensation committee, as plan administrator, has full authority to adopt administrative rules and procedures and to interpret the provisions of this plan. All of our full-time employees are eligible to participate provided they have been employed at least three months prior to the initial offering period in which they participate. Under the plan, shares will be purchased through payroll deductions accumulated during a series of offering periods which are currently six months in duration but may be changed by the compensation committee. The price of each share of common stock purchased under the plan will be determined by the committee, but will not be less than 85% of the fair market value of the stock: (1) on the first trading day of the offering period, or (2) on the last trading day of the offering period. We have reserved 500,000 shares of our common stock for issuance under this plan.

Employment Contracts, Termination of Employment, Salary Continuation and Change-in-Control Arrangements

   We have employment contracts with all of our named executive officers for a three-year period. Under the contracts, the executives receive their annual salary as indicated in the Summary Compensation Table and a $25,000 signing bonus and are eligible to participate in our Stock Option and Incentive Plan. Upon termination; the executive receives:

    . nothing if terminated for cause;

    . the greater of the remaining term of the agreement or one year's salary if termination is not for cause, but two years salary if termination is due to a Change of Control (as defined in our Stock Option and Incentive Plan); and

    . a gross up amount if certain excise tax payments are triggered.

   Compensation received by our named executive officers upon retirement includes normal retirement benefits and, for our Chief Executive Officer and President, a number of shares of stock granted under salary continuation agreements. The shares are payable in full upon retirement at age 60 or after. Additionally, the shares are 50% vested at age 50 with 10 years of service and the remaining 50% vest in 5% increments between ages 51 and 60.

   In the case of a Change of Control, our compensation plans will be affected as follows:

    . under the Stock Option and Incentive Plan, all outstanding options will become exercisable in full, all stock units will become payable in full and prorated bonuses will be calculated and paid, if earned;

    . under the Executive Deferred Compensation Plan, distributions of deferred amounts will be made in a lump sum within 90 days after the Change of Control; and

    . under the salary continuation agreements, stock units vest 100% without regard to the executive's age or service.

   The definition of "Change of Control" for these purposes is as follows:

    . if beneficial ownership of 50% or more of either the outstanding shares of our common stock or the combined voting power of our voting stock is acquired by persons or entities not related to us without consent of our current board;

    . upon the election of individuals constituting a majority of our board who were either not members prior to their election or not recommended to the stockholders by our board;

    . upon a merger, consolidation or sale of all or substantially all of our assets, where upon (a) at least 50% of the outstanding shares of our common stock and of the combined voting power of voting securities are not held in the same proportion, and by the same persons as the beneficial owners prior to such event, (b) at least 35% of our common stock is held by a person that did not hold such amount prior to the event, and (c) a majority of our current board did not survive the event; or

    . upon approval by our stockholders of our complete liquidation or dissolution.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   In the past, we have engaged in various transactions with Graphic Packaging. These transactions, which included Graphic Packaging's financial support of us, ceased at the time of the spin-off. We have entered into contracts with Graphic Packaging that govern certain relationships between us and Graphic Packaging, including the Distribution Agreement, under which the spin-off was effected, and the agreements described below. We believe that these agreements contain fair market provisions and are on terms comparable to those that would have been reached in arm's-length negotiations had the parties been unaffiliated at the time of the negotiations.

   The Distribution Agreement and the other agreements described below are included as exhibits to our registration statement on Form S-1 of which this prospectus is a part.

Tax Sharing Agreement

   We and our subsidiaries, and Graphic Packaging and its subsidiaries, are parties to a tax sharing agreement that defines the parties' rights and obligations with respect to deficiencies and refunds of federal, state and other taxes relating to our business for tax years prior to the spin-off and with respect to certain of our tax attributes after the spin-off. In general, Graphic Packaging is responsible for filing federal and state tax returns and paying the associated taxes for periods through the date of our spin-off. We will reimburse Graphic Packaging for the portion of such taxes relating to our business. We are responsible for filing returns and paying taxes related to our business for periods beginning on or after the date of our spin-off. We have agreed with Graphic Packaging to cooperate with each other and to share information in preparing such tax returns and in dealing with other tax matters.

   The tax sharing agreement is also designed to preserve the status of the spin-off as a tax-free distribution. In connection with the spin-off, Graphic Packaging obtained a private letter ruling from the Internal Revenue Service to the effect that the spin-off was tax-free to Graphic Packaging and its shareholders. In connection with the private letter ruling and the tax sharing agreement, we and Graphic Packaging have agreed to abstain from certain actions for a two year period after the spin-off (described below), and we have agreed to incur additional indebtedness to finance acquisitions in the year after the spin-off. Since the date of the spin-off a variety of factors have changed, both within our company and in the markets we serve, that may make it impractical for us to complete such acquisitions. However, we believe that the spin-off will continue to qualify for tax-free treatment. We have applied to the Internal Revenue Service for a supplemental private letter ruling to reflect these changed conditions. We have agreed to indemnify Graphic Packaging for any damages that are a result of our actions causing the spin-off to become a taxable transaction.

   As noted above, we have agreed that we will refrain from engaging in certain transactions during the two-year period following the spin-off unless we first provide Graphic Packaging with a ruling from the Internal Revenue Service or an opinion of tax counsel acceptable to Graphic Packaging that the transaction will not adversely affect the tax-free characterization of the spin-off. The transactions subject to these restrictions, which are not expected to materially affect our operating flexibility, consist of our liquidation, merger or consolidation, our redemption of certain amounts of our stock, sales of assets out of the ordinary course of business, discontinuance of certain businesses and certain issuances of our common stock. By its terms, the tax sharing agreement terminates when the statutes of limitations under applicable tax laws expire.

Transitional Services and Other Agreements

   In the past, Graphic Packaging and we provided services for each other such as insurance administration, joint purchasing and telecommunications services. We and our respective subsidiaries will enter into one or more transitional service agreements, for up to one year following the date of our spin-off, with Graphic Packaging to provide services by the parties, if necessary. These agreements, individually or collectively, would not be material to our business.

   We have agreed with Graphic Packaging to enter or cause our respective subsidiaries to enter into a joint defense agreement in the event both Graphic Packaging and we may be involved in litigation, and have entered into an environmental responsibility agreement allocating responsibility for environmental liabilities if they are incurred. We have agreed with Graphic Packaging to give each other notice and to cooperate with respect to any such environmental matter and have agreed to indemnify each other for our respective environmental practices under the environmental responsibility agreement. Any joint defense agreement would provide for management of the proceeding and allocation of related costs, liabilities and recoveries. The stated terms of any joint defense agreement that may be entered into would typically be tied to the duration of the litigation that is the subject matter of the agreement.

Loans to Management

   We loaned $100,000 to Joseph G. Warren, Jr. in August 1999 in connection with his relocation from Phoenix, Arizona to Golden, Colorado as a result of his becoming our chief financial officer. The interest-free loan enabled Mr. Warren to purchase a home in Colorado prior to the sale of his former home in Arizona. Mr. Warren repaid the entire amount in October 1999.

                             PRINCIPAL STOCKHOLDERS

   The following table lists beneficial ownership of our common stock as of June 1, 2000 by owners of more than 5% of our common stock that are known to us, each of the directors, each of the named executive officers and all our directors and executive officers as a group. Except as otherwise indicated, the beneficial owner has sole voting and investment power.

                                                         Percentage of Common
                                                          Stock Beneficially
                                          Number of              Owned
                                            Shares      -----------------------
                                         Beneficially   Before the   After the
Name                                        Owned       Offering(1) Offering(1)
----                                     ------------   ----------- -----------
Adolph Coors, Jr. Trust................      700,000        9.7%        6.9%
 (William K. Coors, Jeffrey H. Coors,
 J. Brad Coors, Peter H. Coors and
 Melissa E. Coors, co-trustees with
 shared voting and investment power)
 (2)
Grover C. Coors Trust..................      681,753        9.5%        6.7%
 (William K. Coors, Jeffrey H. Coors,
 John K. Coors, and Joseph Coors, Jr.,
 co-trustees with shared voting and
 investment power) (2)
May Kistler Coors Trust................      431,663        6.0%        4.2%
 (William K. Coors, Jeffrey H. Coors,
 Joseph Coors, Jr. and Peter H. Coors,
 co-trustees with shared voting and
 investment power) (2)
Herman F. Coors Trust..................      358,750        5.0%        3.5%
 (William K. Coors, Jeffrey H. Coors,
 Joseph Coors, Jr. and Peter H. Coors,
 co-trustees with shared voting and
 investment power) (2)
Jeffrey H. Coors (3) (4)...............      455,516        6.3%        4.5%
Peter H. Coors (2) (5).................      433,931        6.0%        4.3%
William K. Coors (2) (6)...............      463,271        6.4%        4.5%
Joseph Coors, Jr. (7) (8)..............      964,179       13.4%        9.5%
John K. Coors (9)......................      103,617        1.4%        1.0%
David A. Coulter.......................             656        *           *
John E. Glancy.........................           3,875        *           *
John Markle, III.......................             875        *           *
Donald E. Miller.......................             875        *           *
Kimberly S. Patmore....................             875        *           *
Robert L. Smialek......................         1,875          *           *
Derek C. Johnson (10)..................        44,254          *           *
Katherine A. Resler (11)...............        30,511          *           *
Joseph G. Warren, Jr. (12).............        28,125          *           *
All directors and executive officers as
 a group
 (11 persons) (13).....................    1,179,717       16.4%       11.6%

--------
  * Holds less than 1% of our common stock.
 (1) Applicable percentage ownership is based on 7,183,058 shares of common stock outstanding as of June 1, 2000 and 10,183,058 shares outstanding immediately following the completion of this offering (assuming no exercise of the underwriters' over-allotment option and no exercise of options after June 1, 2000). Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes shares as to which a person holds sole or shared voting or investment power. Shares of common stock subject to option that are presently exercisable or exercisable within 60 days of June 1, 2000 are deemed to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.
 (2) Adolph Coors Company, Golden, Colorado 80401.

 (3) Graphic Packaging International Corporation, 4455 Table Mountain Drive, Golden, Colorado 80403.
 (4) Includes 431,663 shares held by Jeffrey H. Coors as trustee of the May Kistler Coors Trust, as to which he shares voting and investment power with William K. Coors, Joseph Coors, Jr. and Peter H. Coors as co-trustees.
 (5) Includes 431,663 shares held by Peter H. Coors as trustee of the May Kistler Coors Trust, as to which he shares voting and investment power with William K. Coors, Joseph Coors, Jr. and Jeffrey H. Coors as co-trustees.
 (6) Includes 431,663 shares held by William K. Coors as trustee of the May Kistler Coors Trust, as to which he shares voting and investment power with Jeffrey H. Coors, Joseph Coors, Jr. and Peter H. Coors as co-trustees.
 (7) CoorsTek, Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403.
 (8) Includes 431,663 shares held by Joseph Coors, Jr. as trustee of the May Kistler Coors Trust, as to which he shares voting and investment power with William K. Coors, Jeffrey H. Coors and Peter H. Coors, as co-trustees. Does not include 1,013 shares of our common stock unissued until the earlier of retirement or death, disability or termination of employment; or 36,018 shares of common stock unissued until retirement. Includes 507,461 shares of our common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days.
 (9) Does not include 10,213 shares of our common stock unissued until retirement. Includes 102,173 shares of our common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days.
(10) Includes 42,094 shares of our common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days.
(11) Includes 30,376 shares of our common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days.
(12) Includes 28,125 shares of our common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days.
(13) Includes 710,229 shares of our common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED SHARES

   Under our Certificate of Incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, $0.01 par value per share. 7,183,058 shares of our common stock and no shares of our preferred stock were issued and outstanding as of June 1, 2000.

COMMON STOCK

   Holders of our common stock are entitled to one vote for each share held on all matters voted on by stockholders. Holders of our common stock do not have cumulative voting rights in the election of directors. The first annual meeting of stockholders is expected to be held during 2001.

   All outstanding shares of our common stock are fully paid and nonassessable. Holders of our common stock do not have any subscription, redemption or conversion privileges.

   Under the Delaware General Corporation Law, we may pay dividends out of "surplus" (as determined in accordance with the Delaware General Corporation
Law) or, if there is no surplus, out of net profits for the fiscal year in which the dividends are declared and/or the preceding fiscal year (subject to certain restrictions). Subject to the preferences or other rights of any of our preferred stock that may be issued from time to time, holders of our common stock are entitled to participate ratably in dividends on the common stock as declared by the board of directors. Our dividend policy will be established by our board of directors from time to time. Subject to legal and contractual restrictions, our board's decisions regarding dividends will be based on all considerations that in its business judgment are relevant at the time, including past and projected earnings, cash flows, economic, business and securities market conditions and anticipated developments concerning our business and operations. We do not currently intend to pay dividends on our common stock, and we are prohibited from doing so under our credit facility.

   Holders of our common stock are entitled to share ratably in all assets available for distribution to stockholders in the event of our liquidation or dissolution, subject to distribution of the preferential amount, if any, to be distributed to holders of preferred stock.

PREFERRED STOCK

   Our Certificate of Incorporation authorizes our board, without any vote or action by the holders of common stock, to issue preferred stock from time to time in one or more series. Our board is authorized to determine the number of shares and to fix the powers, designations, preferences and relative, participating, optional or other special rights of any series of preferred stock. Issuances of our preferred stock would be subject to the applicable rules of the Nasdaq National Market or other organizations on which our stock is then quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over our common stock with respect to dividends and other distributions and upon our liquidation. If any shares of preferred stock are issued with voting powers, or if additional shares of common stock are issued, the voting power of the outstanding common stock would be diluted.

   We believe that the availability of preferred stock will provide increased flexibility to facilitate possible future financings and acquisitions and to meet other corporate needs that might arise.

TRANSFER AGENT AND REGISTRAR

   Wells Fargo Bank Minnesota, N.A. is the transfer agent and registrar for our common stock.

Anti-takeover Effects of Certain Provisions

   Our Certificate of Incorporation and Bylaws, the Delaware General Corporation Law and the Stockholder Rights Plan, described below, contain provisions that may discourage or delay the acquisition of control of us by means of a tender offer, open market purchases, a proxy contest or otherwise.

 Purposes of Provisions

   The relevant provisions of our Certificate of Incorporation and Bylaws are intended to discourage certain types of transactions that may involve an actual or threatened change of control of and to encourage any person who might seek to acquire control of us to negotiate with our board. We believe that generally the interests of the stockholders would be served best if any change in control results from negotiations with our board of the proposed terms, such as the price to be paid, the form of consideration and the anticipated tax effects of the transaction. However, to the extent that these provisions do discourage takeover attempts, they could make it more difficult to accomplish transactions that are opposed by the incumbent board and could deprive stockholders of opportunities to realize takeover premiums for their shares or other advantages that large accumulations of stock would provide.

   The description below is a summary only. We encourage you to read our Certificate of Incorporation, our Bylaws and our Stockholder Rights Plan filed as exhibits to the registration statement of which this prospectus is a part.

 Delaware Section 203

   Section 203 of the Delaware General Corporation Law provides that, subject to certain exceptions, a corporation shall not engage in any "business combination" with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless:

    . prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    . upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

    . on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

   Section 203 generally defines an "interested stockholder" to include:

    . any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; and

    . the affiliates and associates of any such person.

   Section 203 generally defines a "business combination" to include:

    . mergers and sales or other dispositions of 10% or more of the assets of the corporation with or to an interested stockholder;

    . certain transactions resulting in the issuance or transfer to the interested stockholder of any stock of the corporation or its subsidiaries;

    . certain transactions which would result in increasing the proportionate share of the stock of the corporation or its subsidiaries owned by the interested stockholder; and

    . receipt by the interested stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits.

   Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the certificate of incorporation or stockholder-adopted bylaws may exclude a corporation from the restrictions imposed thereunder. Neither our Certificate nor our Bylaws exclude us from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors since the stockholder approval requirement would be avoided if our board approves, prior to the time the acquirer becomes an interested stockholder, either the business combination or the transaction that results in the acquirer becoming an interested stockholder.

Classification of our Board

   Commencing at the first annual meeting of our stockholders to be held in 2001, the total number of directors will be divided into three classes, with each class containing one-third of the total, as near as may be. The terms of directors will expire as follows:

    . the term of the first class will expire at the annual meeting of stockholders held in 2002;

    . the term of directors in the second class will expire at the annual meeting of stockholders held in 2003; and

    . the term of directors in the third class will expire at the annual meeting of stockholders held in 2004.

Upon the expiration of the initial staggered terms, directors shall be elected for terms of three years to succeed those whose terms expire. Of the initial directors, the first class will consist of three persons, the second class will consist of three persons and the third class will consist of two persons. The structure of the classified board is intended to promote continuity and stability of our management and policies because a majority of the directors serving at any given time will have prior experience as our directors.

   The classification of directors could make it more difficult for stockholders to quickly change the composition of our board. At least two annual meetings of stockholders, instead of one, generally would be required to effect a change in the majority of our board.

Number of Directors; Removal; Vacancies

   Our Certificate of Incorporation provides that the number of directors shall not exceed 11. Our board of directors is currently comprised of eight persons. The exact number of directors is set in accordance with our Bylaws by resolution from time to time of two-thirds of the directors then in office. Interim vacancies on our board, or vacancies created by an increase in the number of directors, may be filled by a majority of the directors then in office. A director appointed to fill a vacancy will hold office for the remainder of the term of the class of director in which the vacancy occurred or the new directorship was created.

   Directors may be removed for cause only by a class vote of the holders of two-thirds of the stockholders entitled to vote thereon. This provision, in conjunction with the provisions of our Certificate of Incorporation authorizing our board to fill vacant directorships, would prevent stockholders holding less than two-thirds of the voting stock from removing incumbent directors and filling the resulting vacancies with their own nominees.

 Stockholder Action

   Our Certificate of Incorporation requires all stockholder action to be taken at an annual or special meeting of stockholders and prohibits stockholder action by written consent, unless the action is by unanimous consent. Our Certificate of Incorporation and Bylaws also provide that special meetings of stockholders may be called by our board of directors, our Chairperson or our President.

   The provisions prohibiting stockholder action by consent resolution except by unanimous consent and, not permitting any stockholder or group thereof to call a special meeting may have the effect of delaying consideration of a stockholder proposal until the next annual meeting of the stockholders unless a special meeting is called by our board of directors, our Chairperson or our President.

 Stockholder Proposals

   Our Bylaws establish an advance notice procedure for nominations (other than by or at the direction of our board) of candidates for election as directors at, and for proposals to be brought before, an annual meeting of stockholders. Subject to any other applicable requirements, only such nominations may be considered and such business may be conducted at an annual meeting as have been brought before the meeting by or at the direction of our board or by a stockholder who has given to our Secretary timely written notice, in proper form, of the same.

   To be timely, notice of nominations or other business to be brought before an annual meeting must be received by our Secretary not less than 90 days nor more than 120 days prior to the anniversary of the preceding year's annual meeting. For the purposes of our first annual meeting held after 2000, the anniversary date shall be deemed to be May 15, 2001.

   Each notice must set forth:

    . the identity (including name and address) of the stockholder or stockholders who intend to make the nomination or proposal;

    . the class and number of shares of common stock and preferred stock owned directly or indirectly by such stockholder;

    . representation that the stockholder is a holder of record of our stock entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to propose the business or nomination; and

    . a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends:

            -- to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our capital stock required to approve the proposal or elect the nominee, or

            -- otherwise to solicit proxies from stockholders in support of the proposal or nomination,

            -- in the case of a stockholder proposal:

                  -- a brief description of the business desired to be brought before the meeting,

                  -- the text of the proposal (including the text of any
                     resolutions proposed for consideration and in the event that the business includes a proposal to amend our Bylaws, the language of the proposed amendment),

                  -- the reasons for conducting such business at the meeting,
                     and

                  -- any material interest of such stockholder in the proposed business, if any, and

            -- in the case of a nomination for election of a director:

                  -- all information regarding the nominee proposed by the
                     stockholder that would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, and

                  -- the consent of the nominee to be named in a proxy
                     statement as a candidate for election and to serve as a director if elected.

   We may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a director.

   The chairperson of the meeting at which the directors are to be elected or at which the stockholder action is to be taken shall have the power and duty:

    . to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed in accordance with these procedures; and

    . if any proposed nomination or business was not made or proposed in compliance with these procedures, to declare that the nomination shall be disregarded or that the proposed business shall not be transacted.

   These provisions are intended to facilitate planning for the conduct of our annual meeting of stockholders and to provide time for proposals to be evaluated fully. They may have the effect of precluding a nomination or the conduct of business at a particular meeting if the proper procedures are not followed and may deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control, even if the conduct of such solicitation or such attempt might be beneficial to the stockholders.

 Acquisition Proposals

   In determining whether an acquisition proposal is in our long-term best interests and our stockholders, our Certificate of Incorporation provides that our board may consider the effect of both an acquisition proposal and a potential acquisition on our creditors, customers and employees and on the community in general, the risks of non-consummation of an acquisition proposal, the identity, prior background and other business experiences of the person or entity making an acquisition proposal, and both our business plan and the business plan of the person or entity making an acquisition proposal and their respective effects on stockholder interests.

 Stockholder Vote for Amendment of our Certificate of Incorporation and Bylaws

   Under Delaware law, amendments to a corporation's certificate of incorporation require a resolution of the board of directors and the approval of the holders of a majority of the outstanding shares entitled to vote and, in certain cases, of a majority of the outstanding shares of each class entitled to vote, voting separately as a class. Delaware law also permits a corporation's certificate of incorporation to require a greater vote than the vote otherwise required for any corporate action. Our Certificate of Incorporation requires the concurrence of the holders of at least two-thirds of our voting stock, voting together as a single class, to amend or repeal, or adopt any provision inconsistent with, the anti-takeover provisions of our Certificate of Incorporation discussed above. Our Certificate of Incorporation also provides that our Bylaws may be amended or repealed by an affirmative vote of two-thirds of the directors then in office or by an affirmative vote of two-thirds of the stockholders entitled to vote thereon. These supermajority vote requirements are intended to prevent a stockholder with a majority of our common stock from avoiding the requirements of these provisions by simply amending them.

 Other Provisions of our Certificate of Incorporation

   Our Certificate of Incorporation authorizes our board of directors to take such action as it may determine to be reasonably necessary or desirable to encourage any person or entity to enter into negotiations with our board and our management respecting any transaction that may result in a change of control and to contest or oppose any such transaction that our board determines to be unfair, abusive or otherwise undesirable to us or our stockholders, business, customers, employees or other constituencies. This provision specifically permits our board to adopt plans or to issue securities (including common stock or preferred stock, rights or debt securities), which, among other things, may be exchangeable or convertible into cash or other securities on such terms as our board determines, may provide for differential and unequal treatment of different holders or classes of holders and may contain restrictions that preclude or limit the entitlement, exercise or transfer of such securities by a person who, after their creation, acquires a certain percentage of our voting stock. This provision is intended, in part, to give our board greater bargaining power to negotiate on behalf of stockholders in the event of a takeover proposal. It may, however, discourage or make more difficult a hostile takeover or acquisition of control and could deprive our stockholders of possible opportunities to realize premiums for their shares and reduce the risk to management that it might be displaced by a takeover.

 Preferred Stock and Additional Common Stock

   Our board's authority to issue shares of common stock and preferred stock and to fix by resolution the terms and conditions of each series of preferred stock may either impede or facilitate the completion of a merger, tender offer or other takeover attempt. For example, the issuance of new shares might impede a business combination if the terms of those shares include series voting rights that would enable the holder to block business combinations or the issuance of new shares might facilitate a business combination if those shares have general voting rights sufficient to cause an applicable percentage vote requirement to be satisfied. Our board of directors will make any determination regarding issuance of additional shares based on its judgment as to the best interest of our stockholders, customers, employees or other constituencies.

 Stockholder Rights Plan

   We have adopted a Stockholder Rights Plan and have issued, for each share of our common stock, one preferred share purchase right, or a Right. Each Right will entitle the registered holder to purchase from us one one-thousandth of a share of our Series A junior participating preferred stock at an exercise price of $38.00, subject to adjustment. The description and terms of the Rights are set forth in our Stockholder Rights Agreement with Norwest Bank, N.A.

   Initially, the Rights will be attached to all certificates representing shares of our common stock then outstanding. The Rights will separate from our common stock and a distribution of Rights certificates will occur upon the earlier to occur of:

    . ten days following a public announcement that a person or group of affiliated or associated persons, or an acquiring person, obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock, on the stock acquisition date; or

    . ten business days following the commencement of a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person of 15% or more of the outstanding shares of common stock.

   The earlier of such dates is referred to as the Distribution Date.

   Until the Distribution Date:

    . the Rights will be evidenced by the common stock certificates; no separate certificates evidencing the Rights will be distributed; and the Rights will be transferred only with the common stock certificates; and

    . the surrender for transfer of any certificates of common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

   The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 1, 2010, unless we redeem or exchange at an earlier date as described below. The Rights will not be exercisable by a holder in any jurisdiction where the requisite qualification to the issuance to such holder, or the exercise by such holder, of the Rights has not been obtained or is not obtainable.

   As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will evidence the Rights. Except as otherwise determined by our board, only shares of common stock issued prior to the Distribution Date will be issued with Rights.

   If a person or group becomes an acquiring person (except pursuant to an offer for all outstanding shares of common stock that the independent directors determine to be fair to and otherwise in our best interests and the best interests of our stockholders), each holder of a Right will, after the end of a redemption period referred to below, have the right to receive, upon exercise, common stock (or, in certain circumstances, cash, property or other securities that we issue) having a value equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any acquiring person will be null and void. However, Rights are not exercisable following the occurrence of the events set forth above until such time as the Rights are no longer redeemable by us as set forth below.

   For example, at a purchase price of $38.00 per Right, each Right not owned by an acquiring person (or by certain related parties) following an event set forth in the preceding paragraph would entitle its holder to purchase $76.00 worth of common stock (or other consideration, as noted above) for $38.00. Assuming that the common stock had a per share value of $19.00 at such time, the holder of each valid Right would be entitled to purchase four shares of common stock for $38.00.

   If, at any time following the stock acquisition date:

    . we are acquired in a merger or other business combination transaction in which we are not the surviving corporation (other than a merger which follows an offer for all outstanding shares of common stock that the independent directors determine to be fair to and otherwise in our best interests and in the best interest of our stockholders); or

    . 50% or more of our assets or earning power is sold or transferred,

each holder of a Right (except Rights that previously have been voided as set forth above) shall, after the expiration of the redemption period referred to below, have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the Right (e.g., common stock of the acquiring company having a value of $76.00 for the $38.00 purchase price).

   At any time after a person or group becomes an acquiring person, our board may exchange the Rights (other than Rights owned by such acquiring person that have become void), in whole or in part, at an exchange ratio of one share of common stock per Right (subject to adjustment).

   The purchase price payable, and the number of one one-thousandth of a share of our junior preferred stock or other securities or property issuable, upon exercise of the Rights, is subject to adjustment from time to time to prevent dilution:

    . in the event of a stock dividend on, or a subdivision, combination or reclassification of our junior preferred stock;

    . upon the grant to holders of our junior preferred stock of certain rights or warrants to subscribe for our junior preferred stock or convertible securities at less than the current market price of our junior preferred stock; or

    . upon the distribution to holders of our junior preferred stock of evidences of indebtedness or assets (other than regular quarterly cash dividends and dividends payable in our junior preferred stock) or of subscription rights or warrants (other than those referred to above).

   With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional shares will be issued (other than fractions of Junior Preferred that are integral multiples of one one-thousandth of a share of Junior Preferred, which may at our election be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of our junior preferred stock on the last trading date prior to the date of exercise.

   We do not have authority to redeem shares of our junior preferred stock. Each share of Junior Preferred will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of:

    . $0.01 per share; or

    . 1,000 times the aggregate per share amount of all cash dividends, and 1,000 times the aggregate per share amount (payable in kind) of all non cash dividends or other distributions other than a dividend payable in shares of common stock.

   Upon any of our liquidation (voluntary or otherwise), dissolution or winding up, no distribution shall be made to the holders of shares of our capital stock ranking junior to our junior preferred stock unless, prior thereto, the holders of shares of Junior Preferred shall have received $38.00 per share, plus any unpaid dividends and distributions payable thereon, whether or not declared, to the date of such payment.

   Following the payment of the preferred dividend on our junior preferred stock, no additional distributions shall be made to the holders of Junior Preferred unless, prior thereto, the common stockholders shall have received an amount per share equal to the quotient obtained by dividing the preferred dividend on our junior preferred stock Liquidation Preference by 1,000.

   Each share of junior preferred shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote of our common stockholders. In the event of any merger, consolidation or other transaction in which outstanding shares of our common stock are converted or exchanged, each share of our junior preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights, and the rights described in the preceding two paragraphs, are protected by customary antidilution provisions.

   In general, our board may cause us to redeem the Rights in whole, but not in part, at any time during the period commencing on January 1, 2000, and ending on the tenth day following the Stock Acquisition Date, as such period may be extended or shortened by our board at a price of $0.001 per Right (payable in cash, common stock or other consideration deemed appropriate by the board). After the period for redemption has expired, our right of redemption may be reinstated if an acquiring person reduces his beneficial ownership to 10% or less of the outstanding shares of common stock in a transaction or series of transactions not involving us and there are no other Acquiring Persons. Immediately upon the action of our board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

   Until a Right is exercised, the holder thereof, only as a Right holder, will have no rights as do our stockholders, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be subject to federal taxation to our stockholders or to us, our stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for our common stock (or other consideration) or for common stock of the acquiring company as set forth above.

   Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by our board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by our board in order to cure any ambiguity, defect or inconsistency or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the Rights Agreement. However, no amendment to adjust the time period governing redemption may be made at such time as the Rights are not redeemable.

   A copy of the Rights Agreement is filed as an Exhibit to our registration statement. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time. In the event that the Rights become exercisable, we will register the shares of our junior preferred stock for which the Rights may be exercised, in accordance with applicable law.

Liability and Indemnification of our Officers and Directors

 Elimination of Liability in Certain Circumstances

   Our Certificate of Incorporation eliminates the personal liability of our directors to us and our stockholders for monetary damages for breach of fiduciary duty, except in the instances described below. Our Certificate of Incorporation also provides that if Delaware law is amended to further eliminate or limit the liability of directors, then the liability of a director will be so eliminated or limited to the fullest extent permitted by the amended law, without further stockholder action.

   Directors remain liable for:

    . breaches of their duty of loyalty to us and our stockholders;

    . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of laws;

    . transactions from which a director derives improper personal benefit;
      and

    . for unlawful distributions, under a provision of the Delaware General
      Corporation Law that makes directors personally liable and which expressly sets forth a negligence standard with respect to such liability.

   The provisions that eliminate liability as described above will apply to our officers if they are our directors and are acting in their capacity as directors and will not apply to officers who are not directors.

 Indemnification and Insurance

   The Delaware General Corporation Law contains provisions permitting and, in some situations, requiring Delaware corporations to provide indemnification to their officers and directors for losses and litigation expense incurred in connection with their service to the corporation in those capacities. Our Certificate of Incorporation and Bylaws contain provisions that require us to indemnify our directors and officers to the fullest extent permitted by law. Indemnification includes advancement of reasonable expenses in certain circumstances.

   The Delaware General Corporation Law permits indemnification of a director of a Delaware corporation, in the case of a third party action, if the director:

    . conducted himself or herself in good faith;

    . reasonably believed that:

            -- in the case of conduct in his or her official capacity, his or her conduct was in the corporation's best interest; or

            -- in all other cases, his or her conduct was at least not opposed to the corporation's best interest; and

    . in the case of any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

   The Delaware General Corporation Law further provides for mandatory indemnification of directors and officers who are wholly successful on the merits or otherwise in litigation. The Delaware statute limits the indemnification that a corporation may provide to its directors in a derivative action in which the director is held liable to the corporation, or in any proceeding in which the director is held liable on the basis of his or her improper receipt of a personal benefit.

   In addition, the Delaware General Corporation Law and our Bylaws authorize us to purchase insurance for our directors and officers insuring them against certain risks as to which we may be unable lawfully to indemnify them. We intend to maintain insurance coverage for our officers and directors as well as insurance coverage to reimburse us for potential costs of our corporate indemnification of officers and directors. We may enter into agreements with our directors providing contractually for indemnification consistent with our Certificate of Incorporation and Bylaws.

   Our Bylaws also provide with respect to officers and directors covered by insurance and indemnity:

    . that the rights conferred on the covered officers and directors thereby are not exclusive of any other rights which the officer or director may have or thereafter acquire under any statute, provision of our Certificate of Incorporation, our Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise;

    . that our obligation, if any, to indemnify or to advance expenses to any covered officer or director who was or is serving at our request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity will be reduced by any amount that the covered officer or director may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or nonprofit entity; and

    . that any repeal or modification of the relevant provisions of our Bylaws will not adversely affect any right or protection thereunder of any covered officer or director in respect of any act or omission occurring prior to the time of such repeal or modification.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors and officers and controlling persons pursuant to the foregoing provisions, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                        SHARES ELIGIBLE FOR FUTURE SALE

   The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, or the perception that such sales could occur. Such sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. After this offering, 10,183,058 shares of common stock will be outstanding based on total shares outstanding as of June 1, 2000. Of such shares, 3,000,000 shares of common stock sold in this offering are freely tradable, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. These shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration, such as Rule 144 under the Securities Act, which is summarized below. These remaining shares are eligible for sale in the public market as follows:

Number of
 Shares                          Date
---------                        ----
  168,768  At various times after October 19, 2000 (91st
           day after the date of the prospectus covering
           this public offering) (subject, in some cases,
           to volume limitations) (lock-up and Rule 144)
3,159,144  At various times after January 17, 2001 (181st
           day after the date of the prospectus covering
           this public offering) (subject, in some cases,
           to volume limitations, vesting and exceptions as
           described below) (lock-up and Rule 144)

Lock-Up Agreements

   All of our officers and directors who hold our stock, and several of our securityholders who beneficially own in the aggregate 2,277,708 shares of our common stock based on their holdings as of May 31, 2000, have agreed not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have or hereafter acquire the power of disposition, for a period of 180 days after the date of this prospectus, subject to specified exceptions, and holders of warrants to purchase an aggregate of 168,768 shares of common stock have agreed not to do so for a period of 90 days after the date of this prospectus, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. Additionally, FleetBoston Robertson Stephens Inc. granted an exception to three of our executive officers to transfer or dispose of an aggregate of 39,261 shares of our common stock underlying option grants that, according to their terms, expire before the 181st day following this offering.

Stock Plan

   As of March 31, 2000, options to purchase a total of 1,301,729 shares of common stock were outstanding, of which 584,728 shares are currently vested. Shares issued upon the exercise of stock options granted under our stock option plan will be eligible for resale in the public market from time to time subject to vesting and, in the case of certain options, the expiration of the lock-up agreements referred to above.

Warrants

   Warrants to purchase 168,768 shares of common stock are outstanding after this offering. Holders of these warrants have the right, subject to certain conditions and limitations, to include their shares in certain registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders may cause the price of the common stock to fall. These holders have waived any registration rights for this offering.

Summary of Rule 144

   In general, under Rule 144, as currently in effect, any one of our affiliates or a person (or persons whose shares are required to be aggregated) who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) 1% of the then outstanding shares of common stock (101,831 shares immediately after this offering) or (2) the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, such person's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. Securities issued in reliance on Rule 701 (such as shares of common stock that may be acquired pursuant to the exercise of certain options granted prior to this offering) are also restricted securities and may be sold by stockholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by our affiliates under Rule 144 without compliance with its one-year holding period requirement.

                                  UNDERWRITING

   The underwriters named below have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their names below at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                        Number
      Underwriters                                                     of Shares
      ------------                                                     ---------
      FleetBoston Robertson Stephens Inc.............................. 1,590,000
      CIBC World Markets Corp.........................................   780,000
      Needham & Company, Inc..........................................   480,000
      First Security Van Kasper.......................................    75,000
      Friedman, Billings, Ramsey & Co., Inc...........................    75,000
                                                                       ---------
        Total......................................................... 3,000,000
                                                                       =========

   The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $1.34 per share, of which $.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction of this type will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

   The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

 Over-Allotment Option

   We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 450,000 additional shares of common stock to cover over-allotments, if any, at the same price per share that we will receive for the 3,000,000 shares that the underwriters have agreed to purchase. If the underwriters exercise their over-allotment option to purchase any of the additional 450,000 shares of common stock, the underwriters have severally agreed, subject to specified conditions, to purchase additional shares approximately in proportion to the amount specified in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 3,000,000 shares are being sold. We will be obligated, under the terms of the option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering. If the over-allotment option is exercised in full, the total public offering price will be $138,000,000, the total underwriting discounts and commissions will be $7,728,000 and the total proceeds to us will be $130,272,000. We estimate the expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1,500,000.

 Indemnity

   The underwriting agreement contains covenants of indemnity between the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

 Lock-Up Agreements

   Each of our officers and directors, and several of our securityholders who beneficially own in the aggregate 2,277,708 shares of our common stock based on their holdings as of May 31, 2000, have agreed, during the period of 180 days after the date of this prospectus, subject to specified exceptions, not to offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or thereafter acquired directly by those holders or with respect to which they have or hereafter acquire the power of disposition, and holders of warrants to purchase an aggregate of 168,768 shares of our common stock have agreed not to do so for a period of 90 days after the date of this prospectus, without the prior written consent of FleetBoston Robertson Stephens Inc. However, FleetBoston Robertson Stephens Inc. may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to lock-up agreements. Additionally, FleetBoston Robertson Stephens Inc. granted an exception to three of our executive officers to transfer or dispose of an aggregate of 39,261 shares of our common stock underlying option grants that, according to their terms, expire before the 181st day following this offering. Other than this exception, there are currently no agreements between the representatives and any of our directors, officers, securityholders or warrantholders providing consent by the representatives to the sale of shares prior to the expiration of the lock-up period.

   In addition, we have agreed that during the lock-up period we will not, without the prior written consent of FleetBoston Robertson Stephens Inc., subject to certain exceptions, consent to the disposition of any shares held by stockholders subject to lock-up agreements prior to the expiration of the lock-up period, or issue, sell, contract to sell or otherwise dispose of any shares of common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than our sale of shares in this offering, the issuance of shares of common stock upon the exercise of outstanding options and the grant of options to purchase shares of common stock under existing employee stock option plans provided that those options do not vest prior to the expiration of the lock-up period.

 Stabilization

   The underwriters have advised us that, pursuant to Regulation M under the Securities Act, some persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of our common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of the common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in a syndicate covering transaction and has therefore not been effectively placed by the underwriter or syndicate member. The underwriters have advised us that transactions of these types may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

 Passive Market Making

   In connection with this offering and before the commencement of offers or sales of our common stock, certain underwriters that are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, during the business day prior to the pricing of the offering. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

   Hogan & Hartson L.L.P., Denver, Colorado, will pass upon the validity of the issuance of the shares being offered. Latham & Watkins, Menlo Park, California, will act as counsel for the underwriters.

                                    EXPERTS

   The consolidated financial statements as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Consolidated Statement of Income and Comprehensive Income.................. F-3

Consolidated Balance Sheet................................................. F-4

Consolidated Statement of Cash Flows....................................... F-5

Consolidated Statement of Stockholders' Equity............................. F-6

Notes to Consolidated Financial Statements................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of CoorsTek, Inc.

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income and comprehensive income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CoorsTek, Inc. and its subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Denver, Colorado
February 17, 2000

                                 COORSTEK, INC.

           CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
                     (in thousands, except per share data)

                                                              Three Months
                                                                 Ended
                                 Year Ended December 31,       March 31,
                                --------------------------- -----------------
                                  1997     1998      1999    1999      2000
                                -------- --------  -------- -------  --------
                                                              (unaudited)
Net sales...................... $304,824 $296,614  $365,061 $76,579  $120,819
Cost of goods sold.............  219,821  222,906   274,398  58,305    93,400
                                -------- --------  -------- -------  --------
Gross profit...................   85,003   73,708    90,663  18,274    27,419
Selling, general and
 administrative expenses.......   41,754   37,758    53,202   9,008    14,449
Asset impairment charges.......       --   11,814        --      --        --
                                -------- --------  -------- -------  --------
Operating income...............   43,249   24,136    37,461   9,266    12,970
Interest expense, net..........       68    3,524     4,981     701     4,713
                                -------- --------  -------- -------  --------
Income before income taxes.....   43,181   20,612    32,480   8,565     8,257
Income tax expense.............   16,192    7,682    12,425   3,355     3,055
                                -------- --------  -------- -------  --------
Net income.....................   26,989   12,930    20,055   5,210     5,202
                                -------- --------  -------- -------  --------
Other comprehensive income
 (expense):

Minimum pension liability
 adjustment, net of tax of
 $167..........................       --     (281)       --      --        --
Foreign currency translation
 adjustments...................       27      (56)       77    (235)     (239)
                                -------- --------  -------- -------  --------
Comprehensive income........... $ 27,016 $ 12,593  $ 20,132 $ 4,975  $  4,963
                                ======== ========  ======== =======  ========
Net income per share:
  Basic........................ $   3.78 $   1.81  $   2.81 $   .73  $    .73
                                ======== ========  ======== =======  ========
  Diluted...................... $   3.78 $   1.81  $   2.81 $   .73  $    .72
                                ======== ========  ======== =======  ========
Weighted average shares
 outstanding:
  Basic........................    7,142    7,142     7,142   7,142     7,143
                                ======== ========  ======== =======  ========
  Diluted......................    7,142    7,142     7,142   7,142     7,220
                                ======== ========  ======== =======  ========


  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                                 COORSTEK, INC.

                           CONSOLIDATED BALANCE SHEET
                       (in thousands, except share data)

                                                  December 31,
                                                ------------------   March 31,
                                                  1998      1999       2000
                                                --------  --------  -----------
                                                                    (unaudited)
                    ASSETS
Current assets:
  Cash and cash equivalents.................... $ 17,203  $     --   $  4,645
  Accounts receivable, less allowance for
   doubtful accounts of $1,839 in 1998, $2,765
   in 1999 and $2,817 (unaudited) in 2000......   39,044    50,318     66,705
  Inventories..................................   56,223    73,015     78,113
  Deferred tax assets..........................    5,819     9,118     10,969
  Other assets.................................    4,422     6,483      7,557
                                                --------  --------   --------
    Total current assets.......................  122,711   138,934    167,989
Properties, net................................  131,324   142,898    144,892
Goodwill, less accumulated amortization of
 $3,656 in 1998, $5,718 in 1999 and $6,322
 (unaudited) in 2000...........................   11,839    39,601     42,687
Other noncurrent assets........................   12,485     6,057      8,489
                                                --------  --------   --------
    Total assets............................... $278,359  $327,490   $364,057
                                                ========  ========   ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of debt................... $     --  $  8,400   $  9,025
  Accounts payable.............................   10,837    15,846     18,918
  Accrued salaries and vacation................   11,794    14,038     10,698
  Taxes other than income......................    2,874     3,959      5,218
  Other current liabilities....................    7,911    13,017     19,508
                                                --------  --------   --------
    Total current liabilities..................   33,416    55,260     63,367
Long-term debt.................................   50,000   191,600    217,267
Accrued postretirement benefits................   15,327    15,489     15,548
Other long-term liabilities....................   13,791     5,753      3,464
                                                --------  --------   --------
    Total liabilities..........................  112,534   268,102    299,646
                                                --------  --------   --------
Stockholders' equity:
  Common stock, $50 par value, 200,000 shares
   authorized, issued and outstanding at
   December 31, 1998; $0.01 par value,
   100,000,000 shares authorized and 7,141,984
   and 7,146,284 (unaudited) shares issued and
   outstanding at December 31, 1999 and at
   March 31, 2000, respectively................   10,000        72         72
  Paid-in capital..............................   75,060    57,802     57,862
  Paid-in capital--warrants....................       --     1,600      1,600
  Retained earnings............................   80,928        --      5,202
  Accumulated other comprehensive loss.........     (163)      (86)      (325)
                                                --------  --------   --------
    Total stockholders' equity.................  165,825    59,388     64,411
                                                --------  --------   --------
    Total liabilities and stockholders'
     equity.................................... $278,359  $327,490   $364,057
                                                ========  ========   ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                                 COORSTEK, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                              Three Months
                                                                  Ended
                               Year Ended December 31,          March 31,
                              ----------------------------  ------------------
                                1997      1998      1999      1999      2000
                              --------  --------  --------  --------  --------
                                                               (unaudited)
Cash flows from operating
 activities:
  Net income................. $ 26,989  $ 12,930  $ 20,055  $  5,210  $  5,202
  Adjustments to reconcile
   net income to cash flows
   from operating activities:
   Depreciation and
    amortization.............   18,664    19,977    22,711     5,388     6,004
   Asset impairment charges..       --    11,814        --        --        --
   Change in current assets
    and current liabilities,
    net of effects from
    acquisitions:
    Accounts receivable......   (5,842)    5,386    (5,027)   (5,767)  (15,928)
    Inventories..............   (3,657)   (1,640)   (7,321)    1,259    (5,120)
    Accounts payable.........    3,899    (5,460)    6,485     6,524     2,884
    Other....................   (1,045)     (492)    1,497    (1,289)   (6,958)
                              --------  --------  --------  --------  --------
      Net cash provided by
       (used in) operating
       activities............   39,008    42,515    38,400    11,325   (13,916)
                              --------  --------  --------  --------  --------
Cash flows from investing
 activities:
  Additions to properties....  (28,812)  (26,890)  (14,561)   (1,548)   (6,907)
  Acquisitions, net of cash
   acquired..................  (15,781)     (915)  (58,053)  (51,342)     (830)
  Other......................     (195)    1,520    (1,629)     (247)      (54)
                              --------  --------  --------  --------  --------
      Net cash used in
       investing activities..  (44,788)  (26,285)  (74,243)  (53,137)   (7,791)
                              --------  --------  --------  --------  --------
Cash flows from financing
 activities:
  Proceeds from issuance of
   debt......................       --        --        --        --    26,292
  Issuance of stock..........       --        --        --        --        60
  Net capital contributions
   from (to) Parent..........    5,829       (15)   18,640    27,589        --
                              --------  --------  --------  --------  --------
      Net cash provided by
       (used in) financing
       activities............    5,829       (15)   18,640    27,589    26,352
                              --------  --------  --------  --------  --------
Cash and cash equivalents:
  Net increase (decrease) in
   cash and cash
   equivalents...............       49    16,215   (17,203)  (14,223)    4,645
  Balance at beginning of
   period....................      939       988    17,203    17,203        --
                              --------  --------  --------  --------  --------
  Balance at end of period... $    988  $ 17,203  $     --  $  2,980  $  4,645
                              ========  ========  ========  ========  ========

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                                 COORSTEK, INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                 (in thousands)

                                             Paid-in                 Other
                          Common   Paid-in   Capital  Retained   Comprehensive
                           Stock   Capital   Warrants Earnings   Income (Loss)   Total
                          -------  --------  -------- ---------  ------------- ---------
Balance at December 31,
 1996...................  $10,000  $112,307   $   --  $  41,009      $ 147     $ 163,463
Net capital contribution
 from Parent............       --    12,676       --         --         --        12,676
Net income..............       --        --       --     26,989         --        26,989
Cumulative translation
 adjustment.............       --        --       --         --         27            27
                          -------  --------   ------  ---------      -----     ---------
Balance at December 31,
 1997...................   10,000   124,983       --     67,998        174       203,155
Net capital distribution
 to Parent..............       --   (49,923)      --         --         --       (49,923)
Net income..............       --        --       --     12,930         --        12,930
Minimum pension
 liability adjustment...       --        --       --         --       (281)         (281)
Cumulative translation
 adjustment.............       --        --       --         --        (56)          (56)
                          -------  --------   ------  ---------      -----     ---------
Balance at December 31,
 1998...................   10,000    75,060       --     80,928       (163)      165,825
Net income..............       --        --       --     20,055         --        20,055
Net capital contribution
 from Parent............       --     3,445       --         --         --         3,445
Issuance of warrants....       --        --    1,600         --         --         1,600
Cumulative translation
 adjustment.............       --        --       --         --         77            77
Spin-off
 recapitalization.......   (9,928)  (20,703)      --   (100,983)        --      (131,614)
                          -------  --------   ------  ---------      -----     ---------
Balance at December 31,
 1999...................       72    57,802    1,600         --        (86)       59,388
Net income (unaudited)..       --        --       --      5,202         --         5,202
Issuance of stock
 (unaudited)............       --        60       --         --         --            60
Cumulative translation
 adjustment
 (unaudited)............       --        --       --         --       (239)         (239)
                          -------  --------   ------  ---------      -----     ---------
Balance at March 31,
 2000 (unaudited).......  $    72  $ 57,862   $1,600  $   5,202      $(325)    $  64,411
                          =======  ========   ======  =========      =====     =========


  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                                 COORSTEK, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. General Information

   The accompanying financial statements and notes are based on the separate historical financial statements of CoorsTek, Inc., which was formerly named Coors Porcelain Company and operated its business as Coors Ceramics Company (the "Company" or "CoorsTek"). From 1997 through 1999, CoorsTek was a wholly owned subsidiary of Graphic Packaging International Corporation, which was formerly named ACX Technologies, Inc. ("Graphic Packaging" or "Parent"). At the close of business on December 31, 1999, Graphic Packaging distributed a dividend to its shareholders of all outstanding shares of CoorsTek common stock based on a ratio of one share of CoorsTek common stock for every four shares of Graphic Packaging common stock held.

   Established in 1911, CoorsTek develops, manufactures and sells engineered solutions for a multitude of industrial and commercial applications that incorporate advanced materials such as precision-machined metals, technical ceramics and engineered plastics into components and assemblies.

Note 2. Summary of Significant Accounting Policies

   Basis of Presentation: The consolidated financial statements include the assets, liabilities, results of operations, cash flows and changes in stockholders' equity of CoorsTek and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated. CoorsTek was a wholly owned subsidiary of Graphic Packaging from 1997 through 1999. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, using management's best estimates and judgments when appropriate.

   The consolidated financial statements include allocations of certain charges from Graphic Packaging for general management, legal, treasury, tax, internal audit, financial reporting, investor relations, environmental affairs and other miscellaneous services. Management believes the charges are a reasonable estimate of the costs that would have been incurred by CoorsTek on a stand-alone basis.

   Unaudited Interim Financial Data: The unaudited interim financial statements as of March 31, 2000 and for the three months ended March 31, 1999 and March 31, 2000 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring adjustments necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The results of operations for the interim periods are not necessarily indicative of the results to be expected for future periods.

   Use of Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses reported for the periods presented. Actual results can differ from these estimates.

   Cash and Cash Equivalents: CoorsTek defines cash equivalents as highly liquid investments with original maturities of 90 days or less. The carrying value of CoorsTek's cash equivalents approximates their fair market value.

   Inventories: Inventories are stated at the lower-of-cost or market. Cost is determined by the first-in, first-out (FIFO) method. The classification of inventories, in thousands, was as follows:

                                 COORSTEK, INC.

                                                      December 31,
                                                     ---------------  March 31,
                                                      1998    1999      2000
                                                     ------- ------- -----------
                                                                     (unaudited)
   Finished......................................... $21,890 $30,856   $33,283
   In process.......................................  22,049  27,107    29,670
   Raw materials....................................  12,284  15,052    15,160
                                                     ------- -------   -------
     Total inventories.............................. $56,223 $73,015   $78,113
                                                     ======= =======   =======

   Properties: Land, buildings, equipment and goodwill are stated at cost. Depreciation and amortization are recorded principally on a straight-line method over the estimated useful lives of the asset as follows:

   Buildings and improvements 10 to 30 years
   Machinery and equipment    3 to 30 years
                              The shortest of the useful life, lease term or 20
   Leasehold improvements     years
   Goodwill                   The shorter of the useful life or 20 years

   The cost of properties and related accumulated depreciation, in thousands, consisted of the following:

                                                              December 31,
                                                           --------------------
                                                             1998       1999
                                                           ---------  ---------
   Land and improvements.................................. $   6,401  $   7,724
   Buildings..............................................    65,739     75,244
   Machinery and equipment................................   197,513    233,904
   Construction in progress...............................    12,178     13,624
                                                           ---------  ---------
                                                             281,831    330,496
   Less: accumulated depreciation.........................  (150,507)  (187,598)
                                                           ---------  ---------
     Net properties....................................... $ 131,324  $ 142,898
                                                           =========  =========

   Accelerated depreciation methods are generally used for income tax purposes. Expenditures for new facilities and improvements that substantially extend the capacity or useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred.

   In early 1998, CoorsTek changed the estimated depreciable lives for certain long-lived assets based on the actual lives exhibited for similar assets. The effect of this change positively impacted earnings before interest and taxes by approximately $2.0 million in 1998.

   Impairment of Long-Lived Assets and Identifiable Intangibles: CoorsTek periodically reviews long-lived assets, identifiable intangibles and goodwill for impairment whenever events or changes in business conditions indicate the carrying amount of the assets may not be fully recoverable. Measurement of the impairment loss is based on fair value of the asset, which is generally determined by the discounting of future estimated cash flows. See Note 4.

   Revenue Recognition: Revenues are recognized when finished products are shipped to customers or services have been rendered.

   Concentrations of Credit Risk: Sales to individual customers and industries potentially subject the Company to concentrations of credit risk. During the year ended December 31, 1999 and the three months ended March 31, 2000, 22% and 36% (unaudited) of CoorsTek's sales were to one customer and 30% and 44% (unaudited) of sales were to the semiconductor industry, respectively.

                                 COORSTEK, INC.

   Parent Allocations: Selling, general and administrative expense for 1997, 1998 and 1999 includes allocation of $5.0 million, $4.7 million and $5.0 million, respectively, of certain Graphic Packaging corporate expenses for general management, legal, treasury, tax, internal audit, financial reporting, investor relations and environmental services. In determining the allocation of Graphic Packaging corporate costs, CoorsTek performed a review of 1) the services performed by Graphic Packaging, 2) headcount, facilities and sales comparisons and 3) management oversight provided to CoorsTek, as well as other factors.

   Long-term debt at December 31, 1999 relates to the note issued to Graphic Packaging in connection with the spin-off (see Note 10). Long-term debt at December 31, 1998 consists of intercompany debt transferred from Graphic Packaging with an annual interest rate of 8%. CoorsTek had no intercompany debt prior to 1998. Interest expense for the years ended December 31, 1998 and 1999 includes $4.0 million paid to Graphic Packaging in connection with the $50.0 million of debt owed to Graphic Packaging. If intercompany debt had been transferred from Graphic Packaging in 1997, the debt costs would have been approximately $4.0 million on debt of $50.0 million. Additionally, interest income (expense) includes $0.5 million and ($0.9) million earned (paid) from the participation in Graphic Packaging's cash management system during the years ended December 31, 1998 and 1999, respectively. No interest income was earned from participation in Graphic Packaging's cash management system during 1997.

   Environmental Expenditures: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

   Hedging Transactions: CoorsTek from time to time engages in hedging activities against fluctuations in foreign currency prices. These activities are immaterial to CoorsTek and are expected to remain so in the future.

   Earnings Per Share: Basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist primarily of stock options and warrants. Prior to December 31, 1999, CoorsTek was not a public company and the capital structure was not indicative of the current structure. As such, earnings per share for 1997, 1998 and 1999 has been calculated using the actual number of shares distributed on December 31, 1999.

   Following is a reconciliation between basic and diluted earning per share for the three months ended March 31, 2000 (unaudited) (in thousands, except per share information):

                                                           Three Months Ended
                                                             March  31, 2000
                                                         -----------------------
                                                                       Per Share
                                                         Income Shares  Amount
                                                         ------ ------ ---------
   Net income--basic EPS................................ $5,202 7,143    $0.73
   Effect of common equivalent shares...................           77
                                                                -----
   Net income--diluted EPS..............................        7,220    $0.72
                                                                =====

   Adoption of New Accounting Standards: Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities was issued in June 1998. This

                                 COORSTEK, INC.

statement requires the recognition of all derivatives as either assets or liabilities at fair value in the statement of financial position. This statement is effective for the year ending December 31, 2001 and is not expected to have a material effect on CoorsTek's financial statements.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," as amended. SAB 101 summarizes certain of the Securities and Exchange Commission's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 is effective for CoorsTek's quarter ending June 30, 2000 and is not expected to have a material effect on CoorsTek's financial statements.

Note 3. Acquisitions

   In August 1997, CoorsTek acquired the assets of Tetrafluor, Inc., based in El Segundo, California, for $15.8 million. Tetrafluor manufactures Teflon(R) fluoropolymer sealing systems and components for use in aerospace, industrial, and transportation industries. The acquisition was accounted for under the purchase method of accounting and goodwill of approximately $10.7 million is being amortized over 15 years.

   On March 1, 1999, CoorsTek acquired all of the outstanding shares of Edwards Enterprises for approximately $18.0 million. The acquisition has been accounted for under the purchase method of accounting and goodwill of approximately $4.2 million is being amortized over 20 years. Edwards Enterprises, located in Newark, California, manufactures precision-machined parts for the semiconductor industry. The results of operations for Edwards Enterprises are reflected in the results of consolidated CoorsTek from the date of acquisition.

   On March 12, 1999, CoorsTek acquired the net assets of Precision Technologies for approximately $22.0 million in cash and 300,000 warrants to receive shares of Graphic Packaging's common stock at an exercise price equal to the fair market value at the date of close. Pursuant to the spin-off, these warrants were converted into warrants to purchase 168,768 shares of CoorsTek common stock at an exercise price of $22.22 per share. The acquisition has been accounted for under the purchase method of accounting, and goodwill of approximately $20.2 million is being amortized over 20 years. Precision Technologies, located in Livermore, California, manufactures precision-machined parts for the semiconductor, medical and aircraft industries. The results of operations for Precision are reflected in the results of consolidated CoorsTek from the date of acquisition.

   On December 17, 1999, CoorsTek acquired all of the outstanding shares of Doo Young Semitek Co., Ltd. for approximately $3.6 million. The name of Doo Young Semitek Co., Ltd. was subsequently changed to CoorsTek Korea Co., Ltd. ("CoorsTek Korea"). The acquisition has been accounted for under the purchase method of accounting and goodwill of approximately $2.5 million is being amortized over 15 years. CoorsTek Korea, located in Kyungbook, South Korea, manufactures technical ceramic parts for the semiconductor industry.

   On March 31, 2000, CoorsTek acquired certain assets and liabilities of Liberty Machine, Inc. ("Liberty") for approximately $4.0 million. In conjunction with the transaction, CoorsTek entered into seven-year operating leases for the manufacturing equipment of Liberty. The acquisition was accounted for under the purchase method of accounting and goodwill of approximately $2.9 million is being amortized over 20 years. Liberty,

                                 COORSTEK, INC.

located in Fremont, California, manufactures metal parts and assemblies for the semiconductor, aerospace, analytical, and medical industries.

Note 4. Asset Impairment Charges

   During 1998, CoorsTek recorded approximately $11.8 million in asset impairment charges. A $6.2 million charge was taken in March of 1998 in conjunction with the cancellation of the C-4 technology agreement with IBM. Changes in the market for C-4 applications extended the time frame for achieving commercial sales beyond original expectations. This lack of near term commercial sales opportunities, combined with increasing overhead costs, prompted CoorsTek to negotiate termination of the agreement with IBM. Consequently, CoorsTek wrote down the carrying value of fixed assets associated with this project to their discounted expected future cash flows of zero. During 1998, CoorsTek disposed of the C-4 fixed assets. The disposition of the C-4 assets had no additional impact on the operating results of CoorsTek. Prior to the impairment, these assets were included in the Advanced Materials segment.

   As a result of strong offshore competition in the electronic package market, CoorsTek recorded a $5.6 million asset impairment charge in September of 1998 at its Chattanooga, Tennessee operation. A review of estimated undiscounted future cash flows indicated the carrying amount of property, plant and equipment at Chattanooga may not be recoverable. Accordingly, the fixed assets were written down to fair value calculated by discounting expected future cash flows under the asset held for use model. These assets are included in the Advanced Materials segment.

Note 5. Operating Leases

   CoorsTek has leases for a variety of equipment and facilities that expire in various years. Future minimum lease payments, in thousands, required as of December 31, 1999, under non-cancelable operating leases with terms exceeding one year, are as follows:

             Year                               Amount
             ----                               ------
             2000.............................. $1,167
             2001..............................    521
             2002..............................    421
             2003..............................    362
             2004 and thereafter...............    364
                                                ------
               Total........................... $2,835
                                                ======

   Operating lease rentals for warehouse, production, office facilities and equipment amounted to $1.2 million, $0.9 million and $1.7 million for the years ended December 31, 1997, 1998 and 1999, respectively.

Note  6. Income Taxes

   CoorsTek and its U.S. subsidiaries file consolidated Federal and Colorado state income tax returns with Graphic Packaging. In addition, CoorsTek files state income tax returns in various other states. The Federal income tax sharing agreement with Graphic Packaging substantially approximates a Federal income tax provision and liability as if CoorsTek was filing on a separate income tax return basis. Liabilities for Federal and Colorado state income taxes are payable to Graphic Packaging. CoorsTek directly pays to all other states in which it files a state tax return. CoorsTek's foreign subsidiaries file separate returns with the applicable taxing authority.

                                 COORSTEK, INC.

   The components of income before income taxes, in thousands, were:

                                                        Year Ended December 31,
                                                        -----------------------
                                                         1997    1998    1999
                                                        ------- ------- -------
   Domestic............................................ $42,933 $20,319 $31,887
   Foreign.............................................     248     293     593
                                                        ------- ------- -------
     Total income before taxes......................... $43,181 $20,612 $32,480
                                                        ======= ======= =======

   The provision for income taxes, in thousands, included the following:

                                                        Year Ended December
                                                                31,
                                                       ------------------------
                                                        1997     1998    1999
                                                       -------  ------  -------
   Current provision:
     Federal.......................................... $14,889  $9,209  $11,879
     State............................................   2,122   1,764    1,842
     Foreign..........................................     153      81      224
                                                       -------  ------  -------
       Total current tax expense......................  17,164  11,054   13,945
                                                       -------  ------  -------
   Deferred provision:
     Federal..........................................    (898) (3,014)  (1,332)
     State............................................     (74)   (358)    (188)
                                                       -------  ------  -------
       Total deferred tax benefit.....................    (972) (3,372)  (1,520)
                                                       -------  ------  -------
   Total income tax expense........................... $16,192  $7,682  $12,425
                                                       =======  ======  =======

   Temporary differences, which give rise to a significant portion of deferred tax assets and liabilities, in thousands, are as follows:

                                                                December 31,
                                                               ----------------
                                                                1998     1999
                                                               -------  -------
   Deferred tax asset arising from:
     Depreciation and other property related.................. $ 2,517  $   106
     Pension and employee benefits............................  12,181   14,145
     Inventory................................................   2,205    3,767
     All other................................................   3,223    3,674
     Valuation allowance......................................  (3,386)  (3,621)
                                                               -------  -------
       Gross deferred tax assets..............................  16,740   18,071
                                                               -------  -------
   Deferred tax liabilities arising from:
     Depreciation and other property related..................   7,325    6,034
     Pension and employee benefits............................      --    1,734
     All other................................................     157        6
                                                               -------  -------
       Gross deferred tax liabilities.........................   7,482    7,774
                                                               -------  -------
   Net deferred tax asset..................................... $ 9,258  $10,297
                                                               =======  =======

                                 COORSTEK, INC.

   The principal differences between the effective income tax rate and the U.S. statutory federal income tax rate were as follows:

                                                                 Year Ended
                                                                December 31,
                                                               ----------------
                                                               1997  1998  1999
                                                               ----  ----  ----
   Expected tax rate.......................................... 35.0% 35.0% 35.0%
   State income taxes (net of federal benefit)................  3.5   4.9   3.5
   Research tax credits....................................... (1.3) (2.2)  0.0
   Nontaxable income..........................................  0.0  (1.0) (1.5)
   Foreign tax expense........................................  0.0   0.1   0.0
   Non-deductible items.......................................  0.3   0.6   0.5
   Other--net.................................................  0.0  (0.1)  0.8
                                                               ----  ----  ----
   Effective tax rate......................................... 37.5% 37.3% 38.3%
                                                               ====  ====  ====

   The Internal Revenue Service (IRS) has completed its examination of Graphic Packaging's Federal income tax returns through 1995. During 1999, the IRS began the Federal income tax return review for 1996 through 1998. In the opinion of management, adequate accruals have been provided for all income tax matters and related interest.

   CoorsTek has not provided for U.S. or additional foreign taxes on $5.7 million of undistributed earnings of its foreign subsidiaries. These undistributed earnings are considered to be reinvested indefinitely. If such earnings were repatriated, foreign tax credits should become available under current law to reduce or eliminate the resulting U.S. income tax liability.

   Graphic Packaging, CoorsTek and their respective subsidiaries have executed a Tax Sharing Agreement that defines the parties' rights and obligations with respect to deficiencies and refunds of Federal, state and other taxes relating to the CoorsTek business for tax years prior to the spin-off and with respect to certain tax attributes of CoorsTek after the spin-off. In general, Graphic Packaging will be responsible for filing consolidated Federal and combined or consolidated state tax returns and paying the associated taxes for periods through the date of the spin-off. CoorsTek will reimburse Graphic Packaging for the CoorsTek portion of such taxes relating to the CoorsTek business. CoorsTek is responsible for filing returns and paying taxes related to the CoorsTek business for periods beginning on or after the distribution date. Graphic Packaging and CoorsTek will agree to cooperate with each other and to share information in preparing such tax returns and in dealing with other tax matters. Graphic Packaging and CoorsTek will be responsible for their own taxes other than those described above.

   The Tax Sharing Agreement is also designed to preserve the status of the spin-off as a tax-free distribution. In connection with the spin-off, Graphic Packaging obtained a private letter ruling from the Internal Revenue Service to the effect that the spin-off was tax-free to Graphic Packaging and its shareholders. In connection with the private letter ruling and the tax sharing agreement, CoorsTek and Graphic Packaging have agreed to abstain from certain actions for a two year period post spin-off (described below) and CoorsTek has committed to complete certain actions in the post spin-off year. CoorsTek has agreed to indemnify Graphic Packaging for damages resulting from breaches of such representations and covenants, if such a breach causes the spin-off to become a taxable transaction.

   As noted above, CoorsTek has agreed that it will refrain from engaging in certain transactions during the two-year period following the spin-off unless it first provides Graphic Packaging with a ruling from the Internal Revenue Service or an opinion of tax counsel acceptable to Graphic Packaging that the transaction will not adversely affect the tax-free nature of the spin-off. The transactions subject to these restrictions, which are not

                                 COORSTEK, INC.

expected to materially affect CoorsTek's operating flexibility, consist of liquidations, mergers or consolidations of CoorsTek, redemptions by CoorsTek of certain amounts of its stock, sales of assets out of the ordinary course of business, discontinuance of certain businesses and certain issuances of CoorsTek's common stock. By its terms, the Tax Sharing Agreement will terminate when the statutes of limitations under applicable tax laws expire.

Note 7. Stock Compensation

   Graphic Packaging has an equity incentive plan that provided for the granting of nonqualified stock options and incentive stock options to certain key employees of CoorsTek prior to the spin-off. The equity incentive plan also provided for the granting of restricted stock, bonus shares, stock units and offers to officers of Graphic Packaging to purchase stock. Generally, options outstanding under Graphic Packaging's equity incentive plan were subject to the following terms: (1) grant price equal to 100% of the fair value of the stock on the date of grant; (2) ratable vesting over a three year service period; and
(3) maximum term of ten years from the date of grant.

   On December 31, 1999 in conjunction with the spin-off, those CoorsTek employees who had Graphic Packaging vested and unvested stock options were granted substitute CoorsTek stock options which were equal in value to the original Graphic Packaging options granted. CoorsTek did not incur any compensation charges for the grant of these substitute options because 1) the aggregate intrinsic value of the options did not change, 2) the ratio of the exercise price per option to the market value per share did not change and 3) the vesting provisions and option period of the original grant did not change.

   Stock option transactions for the years ended December 31, 1997, 1998 and 1999 and for the three months ended March 31, 2000 were as follows (shares in thousands):

                               Shares      Weighted                   Weighted
                             Covered by    Average       Options      Average
                              Options   Exercise Price Exercisable Exercise Price
                             ---------- -------------- ----------- --------------
   Outstanding at December
    31, 1996...............      495        $28.02
   Granted.................       74        $38.53
   Exercised...............       (5)       $24.94
   Expired or forfeited....       (8)       $29.89
                               -----
   Outstanding at December
    31, 1997...............      556        $29.42         367         $27.04
   Granted.................      125        $39.06
   Exercised...............       (6)       $24.31
   Expired or forfeited....       --            --
                               -----
   Outstanding at December
    31, 1998...............      675        $31.25         482         $28.64
   Granted.................      509        $23.48
   Exercised...............       --            --
   Expired or forfeited....      (38)       $31.48
                               -----
   Outstanding at December
    31, 1999...............    1,146        $27.79         567         $29.78
   Granted (unaudited).....      187        $20.21
   Exercised (unaudited)...       (3)       $22.24
   Expired or forfeited
    (unaudited)............      (28)       $26.91
                               -----
   Outstanding at March 31,
    2000 (unaudited).......    1,302        $26.74         585         $30.44
                               =====

   In 1997 and 1998, shares available for future grant were pursuant to Graphic Packaging's equity incentive plan. At December 31, 1999 and March 31, 2000 there were 1,000,000 and 840,883 (unaudited) options available for grant under the plan, respectively.

                                 COORSTEK, INC.

   The following table summarizes information about stock options outstanding and exercisable at December 31, 1999 (shares in thousands):

                      Options Outstanding                         Options Exercisable
   -------------------------------------------------------------------------------------
                                   Weighted         Weighted                 Weighted
      Range of        Number   Average Remaining    Average      Number      Average
   Exercise Prices   of Shares Contractual Life  Exercise Price of Shares Exercise Price
   ---------------   --------- ----------------- -------------- --------- --------------
   $17.11
    to
    $24.33               309       4.8 years         $21.32        189        $22.08
   $24.44                384       9.1 years         $24.44         --            --
   $26.44
    to
    $34.44               321       5.0 years         $31.95        316        $31.91
   $35.67
    to
    $48.11               132       7.9 years         $42.72         62        $42.40
                       -----                                       ---
   $17.11
    to
    $48.11             1,146       6.7 years         $27.79        567        $29.78
                       =====                                       ===

   The following table summarizes information about stock options outstanding and exercisable at March 31, 2000 (unaudited) (shares in thousands):

                      Options Outstanding                         Options Exercisable
   -------------------------------------------------------------------------------------
                                   Weighted         Weighted                 Weighted
      Range of        Number   Average Remaining    Average      Number      Average
   Exercise Prices   of Shares Contractual Life  Exercise Price of Shares Exercise Price
   ---------------   --------- ----------------- -------------- --------- --------------
   $17.11
    to
    $24.33               469       6.9 years         $20.57        166        $21.79
   $24.44                382       8.9 years         $24.44         15        $24.44
   $26.44
    to
    $32.89               249       4.4 years         $31.25        249        $31.25
   $34.22
    to
    $48.11               202       7.1 years         $39.83        155        $38.96
                       -----                                       ---
   $17.11
    to
    $48.11             1,302       7.0 years         $26.74        585        $30.44
                       =====                                       ===

   The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its Stock Option and Incentive Plan and Employee Stock Purchase Plan. If the Company had elected to recognize compensation cost based on the fair value of the stock options at grant date as allowed by SFAS No. 123, "Accounting for Stock-Based Compensation," compensation expense, net of income tax, of $0.4 million, $0.8 million and $1.0 million would have been recorded for 1997, 1998, and 1999, respectively. Proforma net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                       Year Ended December 31,
                                                       -----------------------
                                                        1997    1998    1999
                                                       ------- ------- -------
   Net income (in thousands):
     As reported...................................... $26,989 $12,930 $20,055
     Pro forma........................................  26,625  12,120  19,043
   Earnings per share:
     As reported...................................... $  3.78 $  1.81 $  2.81
     Pro forma........................................    3.73    1.70    2.67

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: (1) dividend yield of 0%; (2) expected volatility of 23.2% in 1997, 28.1% in 1998 and 31.0% in 1999; (3) risk-free interest rate ranging from 5.4% to 5.5% in 1997, 4.8% to 4.9% in 1998 and 5.7% to 6.7% in 1999; and (4) expected life of 3 to 9.86 years in 1997, 3 to 8.57 years in 1998 and 3 to 9.11 years in 1999. The weighted average per share fair value of options granted during 1997, 1998, and 1999 was $38.53, $39.06, and $23.48, respectively.

                                 COORSTEK, INC.

Note 8. Retirement and Other Postretirement Benefit Plans

   Pension Plan: CoorsTek provides a defined benefit retirement plan for substantially all of its employees. CoorsTek manages the plan including plan assets, which consist primarily of equity and interest-bearing investments. Benefits are based on years of service and average base compensation levels over a period of years. The Company's funding policy is to contribute annually not less than the ERISA minimum funding requirements nor more than the maximum amount that can be deducted for Federal income tax purposes.

   Retiree Medical Plan: In addition to receiving pension benefits, CoorsTek employees may participate in a medical plan, which provides health care and life insurance benefits to eligible retirees and their dependents. Eligible employees may receive these benefits after reaching age 55 with 10 years of service. Prior to reaching age 65, eligible retirees may receive certain health care benefits substantially similar to those available to active employees. The amount the retiree pays is based on age and service at the time of retirement. These plans are not funded.

   401(k) Plan: Eligible employees of CoorsTek may participate in CoorsTek's 401(k) plan in which employees can contribute up to 18% of annual eligible compensation subject to certain regulatory and plan limitations. The Company matches 50% of the first 2% of the employees' contributions. Expense related to the 401(k) match was $0.7 million in 1997, 1998 and 1999.

                                 COORSTEK, INC.

   The following tables set forth the estimated change in benefit obligation, change in plan assets, funded status, net periodic benefit cost and other information applicable to the CoorsTek, Inc. Retirement Plan and retiree medical coverage. Information for 1998 is based on the estimated allocations from Graphic Packaging for the respective plan assets and liabilities. All information, except interest rates, is in thousands.

                                              Pension
                                             Benefits        Other Benefits
                                          ----------------  ------------------
                                           1998     1999      1998      1999
                                          -------  -------  --------  --------
   Change in benefit obligation:
     Benefit obligation at beginning of
      year..............................  $90,267  $97,815  $ 12,357  $ 13,162
     Service cost.......................    2,290    2,407       338       341
     Interest cost......................    6,439    7,000       892       833
     Actuarial loss (gain)..............    1,890   (5,393)       (3)     (738)
     Benefits paid......................   (3,071)  (4,535)     (422)     (318)
                                          -------  -------  --------  --------
     Benefit obligation at end of year..   97,815   97,294    13,162    13,280
                                          -------  -------  --------  --------
   Change in plan assets:
     Fair value of plan assets at
      beginning of year.................   79,404   77,229        --        --
     Actual return on plan assets.......      630   17,056        --        --
     Company contributions..............       --    7,291        --        --
     Benefits paid......................   (2,805)  (4,535)       --        --
                                          -------  -------  --------  --------
     Fair value of plan assets at end of
      year..............................   77,229   97,041        --        --
                                          -------  -------  --------  --------
   Funded status........................  (20,586)    (253)  (13,162)  (13,280)
   Unrecognized actuarial loss (gain)...   11,794   (5,139)   (1,929)   (2,175)
   Unrecognized prior service cost......    4,070    3,659      (793)     (594)
                                          -------  -------  --------  --------
   Accrued benefit cost.................  $(4,722) $(1,733) $(15,884) $(16,049)
                                          =======  =======  ========  ========
   Amounts recognized in the
    Consolidated Balance Sheet consist
    of:
     Accrued benefit liability..........  $(9,738) $(1,733) $(15,884) $(16,049)
     Intangible asset...................    4,568       --        --        --
     Accumulated other comprehensive
      income............................      448       --        --        --
                                          -------  -------  --------  --------
     Net amount recognized..............  $(4,722) $(1,733) $(15,884) $(16,049)
                                          =======  =======  ========  ========
   Weighted average assumptions at year
    end:
     Discount rate......................     6.80%    6.80%     6.80%     6.80%
     Expected return on plan assets.....     9.75%    9.75%
     Rate of compensation increase......     4.30%    4.30%

   It is the Company's policy to amortize unrecognized gains and losses in excess of 10% of the larger of plan assets and the projected benefit obligation
(PBO) over the expected service of active employees (12-15 years). However, in cases where the accrued benefit liability exceeds the actual unfunded liability by more than 20% of the PBO, the amortization is reduced to 5 years.

   For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease by 0.5% per annum to 4.25% and remain at that level thereafter.

                                 COORSTEK, INC.

                                 Pension Benefits         Other Benefits
                             --------------------------  -------------------
                              1997     1998      1999    1997   1998   1999
                             -------  -------  --------  -----  -----  -----
   Components of net
    periodic benefit cost
     Service cost........... $ 1,968  $ 2,290  $  2,407  $ 248  $ 338  $ 341
     Interest cost..........   4,470    6,439     7,000    763    892    832
     Actual return on plan
      assets................  (8,595)    (843)  (17,056)    --     --     --
     Amortization of prior
      service costs.........     306      651       644   (104)  (198)  (689)
     Recognized actuarial
      loss (gain)...........   4,879   (6,082)   10,445    (90)  (481)    --
                             -------  -------  --------  -----  -----  -----
     Net periodic benefit
      cost.................. $ 3,028  $ 2,455  $  3,440  $ 817  $ 551  $ 484
                             =======  =======  ========  =====  =====  =====

   Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                                            1% Point 1% Point
                                                            Increase Decrease
                                                            -------- --------
   Effect on total of services and interest cost
    components.............................................   $297     $276
   Effect on postretirement benefit obligation.............    903      849

Note 9: Supplemental Cash Flow Information:

                                                                   Three Months
                                                                       Ended
                                           Year Ended December 31,   March 31,
                                           ----------------------- -------------
                                            1997    1998    1999   1999   2000
                                           ------- ------- ------- -------------
                                                                    (unaudited)
   Total interest costs................... $   224 $ 4,125 $ 5,066 $ 716 $ 4,713
   Interest capitalized...................     114      --      --    --      --
   Interest expensed......................     110   4,125   5,066   716   4,713
   Interest paid..........................      24   4,000   4,975   708   2,193
   Income taxes paid......................  16,950  11,882  12,576    --   2,761

   Noncash investing activities: See description of noncash investing activities with Graphic Packaging in Note 10.

Note 10. Related Party Transactions

   From 1997 to 1999, CoorsTek, as Graphic Packaging's wholly-owned subsidiary, engaged in several related party transactions with Graphic Packaging and its subsidiaries. These included, but were not limited to, participation in Graphic Packaging's cash management system, benefiting from administrative services provided by Graphic Packaging, intercompany debt allocations, payments of dividends, miscellaneous asset and liability transfers between the entities as well as miscellaneous capital contributions of other forms between the entities. The average amount due to Graphic Packaging, during 1997, 1998 and 1999 was $0, $45.8 million and $87.5 million, respectively. At December 31, 1997, 1998 and 1999 the Company owed Graphic Packaging $0, $50.0 million and $200.0 million, respectively.

   On December 31, 1999, CoorsTek issued to Graphic Packaging a $200.0 million, 8.9%, note, which was subsequently paid on January 4, 2000. This note was for the payment of a $131.6 million dividend and $68.4

                                 COORSTEK, INC.

million of intercompany obligations. For 1997 and 1998, dividends paid to Graphic Packaging totaled $38,000 and $0, respectively. Net capital contributions from Graphic Packaging, in thousands, consisted of:

                                                      Year Ended December 31,
                                                      -------------------------
                                                       1997      1998     1999
                                                      -------  --------  ------
   Assets transferred from Parent.................... $ 6,846  $     13  $3,445
   Bonuses paid in common stock of Parent............     177        79      --
   Transfer of liability to Parent...................    (176)       --      --
   Transfer of long-term debt from Parent............      --   (50,000)     --
   Capital contribution to Parent....................      --       (15)     --
   Capital contribution from Parent..................   5,829        --      --
                                                      -------  --------  ------
     Total net capital contributions................. $12,676  $(49,923) $3,445
                                                      =======  ========  ======

Note 11. Indebtedness

   In December 1999, CoorsTek negotiated a $270 million Credit Facility, which consists of a $95 million revolver and an $85 million Senior Term A facility, both maturing in five years, and a $90 million Senior Term B facility maturing in seven years (the "Credit Facility"). The Credit Facility is collaterallized by the accounts receivable and inventory of the Company. Currently, the interest rate on the revolver and Senior Term A is LIBOR plus 2% and the interest rate on the Senior Term B is LIBOR plus 2.75%. The interest rate spreads on the Credit Facility vary based upon the financial performance of the Company.

   There were no amounts outstanding under the Credit Facility as of December 31, 1999. The amount due under the Credit Facility was $226.3 million (unaudited) as of March 31, 2000. The required principal payments of the Term A and Term B of the Credit Facility are as follows, in thousands:

   Year                                                 Term A  Term B   Total
   ----                                                 ------- ------- --------
   2000................................................ $ 7,500 $   900 $  8,400
   2001................................................  10,000     900   10,900
   2002................................................  15,000     900   15,900
   2003................................................  25,000     900   25,900
   2004................................................  27,500     900   28,400
   2005................................................      --     900      900
   2006................................................      --  84,600   84,600
                                                        ------- ------- --------
     Total............................................. $85,000 $90,000 $175,000
                                                        ======= ======= ========

Note 12. Commitments and Contingencies

   CoorsTek is self-insured for certain insurable risks consisting primarily of employee health insurance programs and workers' compensation. Certain stop-loss and excess insurance policies are also maintained to reduce overall risk. In addition, CoorsTek maintains insurance policies to protect against loss related to property, business interruption and general liability risks.

   CoorsTek is named as a defendant in various actions and proceedings arising in the normal course of business, including claims by current or former employees relating to employment or termination. Although the eventual outcome of the various lawsuits cannot be predicted, it is management's opinion that these suits will not result in liabilities to such extent that they would materially affect CoorsTek's financial position or results of operations.

                                 COORSTEK, INC.

   A facility formerly owned by CoorsTek, Coors Components, Inc. ("CCI"), was the subject of a Colorado State compliance order for cleanup of soil and ground water contamination from a subsequent owner. The contamination is believed to have occurred prior to CoorsTek's ownership of CCI and there are possible off-site sources of contamination. CoorsTek sold CCI in November 1987. Although CoorsTek does not believe it is responsible for the contamination or the cleanup, the parties agreed to a remediation plan. CoorsTek is responsible for 10% of the remediation costs in excess of $500,000 and 15% of any remediation costs in excess of $3.0 million.

   CoorsTek has received a Unilateral Administration Order issued by the EPA relating to the Rocky Flats Industrial Park Site, and is participating with the Rocky Flats group to perform an Engineering Evaluation/Cost Analysis on the property. There is no estimate of potential clean up costs, but management does not believe it will be material.

   Some of CoorsTek's facilities have been notified that they may be potentially responsible parties ("PRPs") under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") or similar state laws with respect to the remediation of certain sites where hazardous substances have been released into the environment. CoorsTek cannot predict with certainty the total costs of remediation, its share of the total costs, the extent to which contributions will be available from other parties, the amount of time necessary to complete the remediation or the availability of insurance. However, based on investigations to date, CoorsTek believes that any liability with respect to these sites would not be material to the financial condition and results of operations of CoorsTek. There can be no certainty, however, that CoorsTek will not be named as a PRP at additional sites or be subject to other environmental matters in the future or that the costs associated with those additional sites or matters would not be material.

   CoorsTek is a guarantor on industrial development bonds of CCI, a former subsidiary that was sold in November 1987. The buyer of CCI assumed the liability at the time of purchase. The terms require annual principal and interest payments and a balloon payment of $2.2 million in May 2000. In the event of default by the buyer, CoorsTek would assume the liability. The buyer has made all payments to date in a timely manner and management does not believe CoorsTek is at risk for payment of the bonds as of December 31, 1999. The outstanding balance as of December 31, 1997, 1998 and 1999 was $3.0 million, $2.4 million and $2.2 million, respectively.

   On August 12, 1999, five current and former employees sued one of CoorsTek's subsidiaries in the U.S. District Court for the Eastern District of Arkansas claiming gender discrimination, sexual harassment and retaliation. The plaintiffs are seeking class certification, which the Company is resisting based on the distinctions among their respective claims. CoorsTek's preliminary evaluation indicates the case is largely without merit, however, sufficient information is not available to determine the ultimate outcome or any potential liability related to these claims.

Note 13. Segment Information

   Prior to 1999, the Company operated as a single segment that consisted primarily of advanced ceramic products. In 1999, the Company acquired Edwards Enterprises and Precision Technologies (see Note 3). These companies manufacture precision-machined parts primarily for the semiconductor industry. As a result of acquiring these companies and the resultant significance of the semiconductor industry to the Company, the Company changed its internal reporting to track two segments separately: Semiconductor and Advanced Materials. The Semiconductor segment produces both ceramic and nonceramic products that are used in the

                                 COORSTEK, INC.

semiconductor industry. The Advanced Materials segment produces primarily ceramic products that are used outside the semiconductor industry.

   The accounting policies of the segments are the same as those described in
Note 2 and there are generally no intersegment transactions. The Company evaluates the performance of its segments and allocates resources to them based primarily on gross profit.

   The table below summarizes information about reportable segments, in thousands, as of and for the years ended December 31:

                                              Depreciation
                               Net     Gross      and                 Capital
                              Sales   Profit  Amortization  Assets  Expenditures
                             -------- ------- ------------ -------- ------------
1997
Semiconductor............... $ 19,199 $ 6,928   $ 1,527    $ 19,279   $ 1,032
Advanced Materials..........  285,625  78,075    17,137     243,408    27,780
                             -------- -------   -------    --------   -------
  Consolidated total........ $304,824 $85,003   $18,664    $262,687   $28,812
                             ======== =======   =======    ========   =======
1998
Semiconductor............... $ 17,061 $ 4,976   $ 1,337    $ 20,626   $ 1,015
Advanced Materials..........  279,553  68,732    18,640     257,733    25,875
                             -------- -------   -------    --------   -------
  Consolidated total........ $296,614 $73,708   $19,977    $278,359   $26,890
                             ======== =======   =======    ========   =======
1999
Semiconductor............... $111,099 $31,953   $ 2,494    $ 79,845   $ 4,043
Advanced Materials..........  253,962  58,710    20,217     247,645    10,518
                             -------- -------   -------    --------   -------
  Consolidated total........ $365,061 $90,663   $22,711    $327,490   $14,561
                             ======== =======   =======    ========   =======

   Information related to CoorsTek's operations by geographic area is presented below:

   Revenue from unaffiliated customers, in thousands:

                                                    Year Ended December 31,
                                                   ----------------------------
                                                     1997      1998      1999
                                                   --------  --------  --------
U.S............................................... $224,272  $224,295  $304,599
Europe............................................   41,815    39,338    35,896
Asia..............................................   23,497    19,975    20,507
Canada............................................    8,886     8,446     8,995
Other foreign.....................................    8,161     6,696     7,279
Less: discounts and allowances....................   (1,807)   (2,136)  (12,215)
                                                   --------  --------  --------
  Total........................................... $304,824  $296,614  $365,061
                                                   ========  ========  ========

   Long-lived assets, in thousands:

                                                          December 31,
                                                   ----------------------------
                                                     1997      1998      1999
                                                   --------  --------  --------
U.S............................................... $155,796  $151,636  $174,728
Europe............................................    3,101     3,486     3,705
Asia..............................................       --        --     4,066
                                                   --------  --------  --------
  Total........................................... $158,897  $155,122  $182,499
                                                   ========  ========  ========

   Long-lived assets consist primarily of net property, plant and equipment and goodwill.

                                 COORSTEK, INC.

   The table below summarizes information about reportable segments, in thousands, for the three months ended March 31 (unaudited):

                                                             Net
                                                            Sales   Gross Profit
                                                           -------- ------------
1999
Semiconductor............................................. $ 13,188   $ 3,840
Advanced Materials........................................   63,391    14,434
                                                           --------   -------
  Consolidated total...................................... $ 76,579   $18,274
                                                           ========   =======
2000
Semiconductor............................................. $ 53,576   $13,680
Advanced Materials........................................   67,243    13,739
                                                           --------   -------
  Consolidated total...................................... $120,819   $27,419
                                                           ========   =======

Note 14. Quarterly Financial Information (unaudited)

   The following summarizes selected quarterly financial information, in thousands, except for per share data, for the two years ended December 31, 1999.

                                            Three Months Ended
                                     --------------------------------
                                     Mar. 31 June 30 Sept. 30 Dec. 31   Year
                                     ------- ------- -------- ------- --------
1998
Net sales........................... $80,945 $79,422 $70,023  $66,224 $296,614
Cost of goods sold..................  60,241  59,258  53,792   49,615  222,906
                                     ------- ------- -------  ------- --------
Gross profit........................  20,704  20,164  16,231   16,609   73,708
Selling, general and administrative
 expenses...........................  10,076   9,762   8,690    9,230   37,758
Asset impairment charges............   6,232      --   5,582       --   11,814
                                     ------- ------- -------  ------- --------
Operating income....................   4,396  10,402   1,959    7,379   24,136
Interest expense, net...............   1,055     984     855      630    3,524
                                     ------- ------- -------  ------- --------
Income before income taxes..........   3,341   9,418   1,104    6,749   20,612
Income tax expense..................   1,229   3,485     403    2,565    7,682
                                     ------- ------- -------  ------- --------
Net income.......................... $ 2,112 $ 5,933 $   701  $ 4,184 $ 12,930
                                     ======= ======= =======  ======= ========
Net income per share of common
 stock.............................. $  0.30 $  0.82 $  0.10  $  0.59 $   1.81
                                     ======= ======= =======  ======= ========
Shares outstanding..................   7,142   7,142   7,142    7,142    7,142
                                     ======= ======= =======  ======= ========
                                            Three Months Ended
                                     --------------------------------
                                     Mar. 31 June 30 Sept. 30 Dec. 31   Year
                                     ------- ------- -------- ------- --------
1999
Net sales........................... $76,579 $95,411 $94,946  $98,125 $365,061
Cost of goods sold..................  58,305  71,646  70,504   73,943  274,398
                                     ------- ------- -------  ------- --------
Gross profit........................  18,274  23,765  24,442   24,182   90,663
Selling, general and administrative
 expenses...........................   9,008  13,180  13,768   17,246   53,202
                                     ------- ------- -------  ------- --------
Operating income....................   9,266  10,585  10,674    6,936   37,461
Interest expense, net...............     701   1,602   1,328    1,350    4,981
                                     ------- ------- -------  ------- --------
Income before income taxes..........   8,565   8,983   9,346    5,586   32,480
Income tax expense..................   3,355   3,137   3,609    2,324   12,425
                                     ------- ------- -------  ------- --------
Net income.......................... $ 5,210 $ 5,846 $ 5,737  $ 3,262 $ 20,055
                                     ======= ======= =======  ======= ========
Net income per share of common
 stock.............................. $  0.73 $  0.82 $  0.80  $  0.46 $   2.81
                                     ======= ======= =======  ======= ========
Shares outstanding..................   7,142   7,142   7,142    7,142    7,142
                                     ======= ======= =======  ======= ========

                                 Inside Back Cover

     [Text includes titles "CoorsTek Solutions," "Solutions for Semi Conductor Manufacturing Equipment," "Design," "Engineering," "Manufacturing" and
                                  "Assembly."]

                [Graphic material omitted, including
                photographs labeled "Wafer Processing
                Components", "Packages," "Laser Components,"
                "Clean Room," "Metrology Beams," "Precision
                Machining" and "Assembly." ]

[LOGO OF CoorsTek]

[LOGO OF CoorsTek]

                                3,000,000 Shares

                                  Common Stock

   We are offering 3,000,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol "CRTK." The last reported sale price of our common stock on the Nasdaq National Market on July 19, 2000 was $40.0625 per share.

                             ---------------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 5.

                             ---------------------

                                                        Per Share     Total
                                                       ----------- ------------
Public Offering Price.................................   $40.00    $120,000,000
Underwriting Discounts and Commissions................   $ 2.24    $  6,720,000
Proceeds, before expenses, to CoorsTek................   $37.76    $113,280,000

   The Securities Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   We have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock to cover over-allotments. FleetBoston Robertson Stephens Inc. expects to deliver the shares of common stock to investors on July 25, 2000.

                             ---------------------

Robertson Stephens International

      CIBC World Markets

                      Needham & Company, Inc.

                                 First Security Van Kasper

                                                        Friedman Billings Ramsey

                 The date of this Prospectus is July 20, 2000.

                                  UNDERWRITING

   The underwriters named below have severally agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock set forth opposite their names below at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                      Number
      Underwriters                                                   of Shares
      ------------                                                   ---------
      FleetBoston Robertson Stephens, Inc and FleetBoston Robertson
       Stephens International Limited............................... 1,590,000
      CIBC World Markets Corp.......................................   780,000
      Needham & Company, Inc........................................   480,000
      First Security Van Kasper.....................................    75,000
      Friedman, Billings, Ramsey & Co., Inc.........................    75,000
                                                                     ---------
        Total....................................................... 3,000,000
                                                                     =========

   The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession of not in excess of $1.34 per share, of which $.10 may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction of this type will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common stock is offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

   The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

 Over-Allotment Option

   We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 450,000 additional shares of common stock to cover over-allotments, if any, at the same price per share that we will receive for the 3,000,000 shares that the underwriters have agreed to purchase. If the underwriters exercise their over-allotment option to purchase any of the additional 450,000 shares of common stock, the underwriters have severally agreed, subject to specified conditions, to purchase additional shares approximately in proportion to the amount specified in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the 3,000,000 shares are being sold. We will be obligated, under the terms of the option, to sell shares to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise the option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering. If the over-allotment option is exercised in full, the total public offering price will be $138,000,000, the total underwriting discounts and commissions will be $7,728,000 and the total proceeds to us will be $130,272,000. We estimate the expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $1,500,000.

 Indemnity

   The underwriting agreement contains covenants of indemnity between the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table shows the various fees and expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered under this registration statement and the Registrant's prior registration statement (No. 333-38824) and the registration statement related thereto filed by the Registrant pursuant to Rule 462(b). Because this registration statement is being filed solely to increase the number of shares being registered, expenses of issuance and distribution have not been separately accounted for. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

   SEC registration fee.......................................... $   27,588.00
   NASD filing fee...............................................      7,687.50
   Nasdaq National Market listing fee............................      2,000.00
   Printing and engraving expenses...............................    200,000.00
   Legal fees and expenses.......................................    175,000.00
   Accounting fees and expenses..................................    200,000.00
   Blue Sky fees and expenses (including legal fees).............      5,000.00
   Transfer agent and registrar fees and expenses................      4,000.00
   Miscellaneous.................................................    878,724.50
                                                                  -------------
     Total....................................................... $1,500,000.00
                                                                  =============

   CoorsTek will bear all expenses shown above.
--------

Item 14. Indemnification of Directors and Officers.

   The Bylaws of the Registrant provide for the indemnification of the Registrant's directors and officers to the fullest extent authorized by, and subject to the conditions set forth in the Delaware General Corporation Law (the "DGCL"), except that the Registrant will indemnify a director or officer in connection with a proceeding (or part thereof) initiated by the person only if the proceeding (or part thereof) was authorized by the Registrant's board of directors. The indemnification provided under the Bylaws includes the right to be paid by the Registrant the expenses (including attorneys' fees) for any proceeding for which indemnification may be had in advance of its final disposition, provided that the payment of those expenses (including attorneys' fees) incurred by a director or officer in advance of the final disposition of a proceeding may be made only upon delivery to the Registrant of an undertaking by or on behalf of the director or officer to repay all amounts so paid in advance if it is ultimately determined that the director or officer is not entitled to be indemnified. Under the Bylaws of the Registrant, if the Registrant does not pay a claim for indemnification within 60 days after it has received a written claim, the director or officer may bring an action to recover the unpaid amount of the claim and, if successful, the director or officer also will be entitled to be paid the expense of prosecuting the action to recover these unpaid amounts.

   As permitted by the DGCL, the Registrant's Certificate of Incorporation will provide that directors of the Registrant shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to unlawful payment of dividends or unlawful stock purchase or redemption or (iv) for any transaction from which the director derived an improper personal benefit. As a result of this provision, the Registrant and its stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

   Under the Bylaws, the Registrant will have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, partner or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, against any liability asserted against the person or incurred by the person in that capacity, or arising out of the person's fulfilling one of these capacities, and related expenses, whether or not the Registrant would have the power to indemnify the person against the claim under the provisions of the DGCL. The Registrant has in force as of January 1, 2000 director and officer liability insurance on behalf of its directors and officers in the amount of $25.0 million.

Item 15. Recent Sales of Unregistered Securities.
   None.

Item 16. Exhibits and Financial Statement Schedules.
   (a) Exhibits:

 Exhibit Number Description
 -------------- -----------
    1.1         Underwriting Agreement**
    2.1         Distribution Agreement#
    3.1         Certificate of Incorporation of CoorsTek, Inc.+
    3.2         Bylaws of CoorsTek, Inc.+
    4.1         Rights Agreement#
    4.3         Certificate of Designation, Preferences and Rights of Series A
                Junior Participating Preferred Stock#
    5.1         Opinion re legality
   10.1         Description of Officers' Life Insurance Program+
   10.2         CoorsTek, Inc. Stock Option and Incentive Plan+
   10.3         CoorsTek, Inc. Executive Deferred Compensation Plan+
   10.4         Tax Sharing Agreement#
   10.5         Environmental Responsibility Agreement#
   10.6         Master Transition Materials and Services Agreement#
   10.7         Amended Salary Continuation Agreement for John K. Coors+
   10.8         Amended Salary Continuation Agreement for Joseph Coors, Jr.+
   10.9         Employment Agreement for John K. Coors+
  10.10         Employment Agreement for Derek C. Johnson+
  10.11         Employment Agreement for Joseph Coors, Jr.+
  10.12         Employment Agreement for Joseph G. Warren, Jr.+
  10.13         Employment Agreement for Katherine A. Resler**
  10.14         CoorsTek Revolving Credit and Term Loan Agreement++
   21.1         List of subsidiaries++
   23.1         Consent of PricewaterhouseCoopers LLP, Independent Accountants
   23.2         Consent of Hogan & Hartson L.L.P. (contained in Exhibit 5.1)
   24.1         Power of Attorney**

--------
** Previously filed in connection with the Registration Statement on Form S-1
   (Registration No. 333-38824).

# Incorporated by reference from amendment number 1 to CoorsTek's registration statement on Form 10, filed December 2, 1999 (SEC file No. 000-27579).

+ Incorporated by reference from amendment number 2 to CoorsTek's registration statement on Form 10, filed December 14, 1999 (SEC file No. 000-27579).

++ Incorporated by reference from CoorsTek's report on Form 10-K, filed March
   30, 2000 (SEC file No. 000-27579).

   (b) Financial Statement Schedules:

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or it is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Jefferson, State of Colorado on July 20, 2000.

                                             COORSTEK, INC.

                                                /s/ Joseph Coors, Jr.
                                             By: ______________________________
                                                Joseph Coors, Jr.
                                                Chairman and Chief Executive
                                             Officer

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

             Signatures                       Title                   Date
             ----------                       -----                   ----

       /s/ Joseph Coors, Jr.        Chairman of the Board of         July 20, 2000
  ________________________________   Directors and Chief
         Joseph Coors, Jr.           Executive Officer
                                     (Principal Executive
                                     Officer)

                 *                  President and Director           July 20, 2000
  ________________________________
           John K. Coors

     /s/ Joseph G. Warren, Jr.      Chief Financial Officer          July 20, 2000
  ________________________________   and Treasurer
       Joseph G. Warren, Jr.         (Principal Financial
                                     and Accounting Officer)

                 *                  Director                         July 20, 2000
  ________________________________
          David A. Coulter

                 *                  Director                         July 20, 2000
  ________________________________
           John E. Glancy

                 *                  Director                         July 20, 2000
  ________________________________
          John Markle, III

                 *                  Director                         July 20, 2000
  ________________________________
          Donald E. Miller

                 *                  Director   July 20, 2000
  ________________________________
        Kimberly S. Patmore

                 *                  Director   July 20, 2000
  ________________________________
         Robert L. Smialek

  *By: /s/ Joseph G. Warren, Jr.
  ________________________________
       Joseph G. Warren, Jr.
          Attorney-in-Fact

                                 Exhibit Index

 Exhibit Number Description
 -------------- -----------
    1.1         Underwriting Agreement**
    2.1         Distribution Agreement#
    3.1         Certificate of Incorporation of CoorsTek, Inc.+
    3.2         Bylaws of CoorsTek, Inc.+
    4.1         Rights Agreement#
    4.3         Certificate of Designation, Preferences and Rights of Series A
                Junior Participating Preferred Stock#
    5.1         Opinion re legality
   10.1         Description of Officers' Life Insurance Program+
   10.2         CoorsTek, Inc. Stock Option and Incentive Plan+
   10.3         CoorsTek, Inc. Executive Deferred Compensation Plan+
   10.4         Tax Sharing Agreement#
   10.5         Environmental Responsibility Agreement#
   10.6         Master Transition Materials and Services Agreement#
   10.7         Amended Salary Continuation Agreement for John K. Coors+
   10.8         Amended Salary Continuation Agreement for Joseph Coors, Jr.+
   10.9         Employment Agreement for John K. Coors+
  10.10         Employment Agreement for Derek C. Johnson+
  10.11         Employment Agreement for Joseph Coors, Jr.+
  10.12         Employment Agreement for Joseph G. Warren, Jr.+
  10.13         Employment Agreement for Katherine A. Resler**
  10.14         CoorsTek Revolving Credit and Term Loan Agreement++
   21.1         List of subsidiaries++
   23.1         Consent of PricewaterhouseCoopers LLP, Independent Accountants
   23.2         Consent of Hogan & Hartson L.L.P. (contained in Exhibit 5.1)
   24.1         Power of Attorney**

--------
** Previously filed in connection with the Registration Statement on Form S-1
   (Registration No. 333-38824).

# Incorporated by reference from amendment number 1 to CoorsTek's registration statement on Form 10, filed December 2, 1999 (SEC file No. 000-27579).

+ Incorporated by reference from amendment number 2 to CoorsTek's registration statement on Form 10, filed December 14, 1999 (SEC file No. 000-27579).

++ Incorporated by reference from CoorsTek's report on Form 10-K, filed March
   30, 2000 (SEC file No. 000-27579).